Exhibit 99.1A

BUSINESS REPORT

(From January 1, 2012 to December 31, 2012)

THIS IS AN ENGLISH TRANSLATION OF THE BUSINESS REPORT ORIGINALLY PREPARED IN THE KOREAN LANGUAGE (IN SUCH FORM AS REQUIRED BY THE KOREAN FINANCIAL SERVICES COMMISSION). THIS ENGLISH TRANSLATION IS NOT OFFICIAL AND IS PROVIDED FOR INFORMATION PURPOSES ONLY.

UNLESS EXPRESSLY STATED OTHERWISE, ALL INFORMATION CONTAINED HEREIN IS PRESENTED ON BOTH CONSOLIDATED AND NONCONSOLIDATED BASES IN ACCORDANCE WITH THE KOREAN-INTERNATIONAL FINANCIAL REPORTING STANDARDS (K-IFRS) WHICH DIFFER IN CERTAIN RESPECTS FROM GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CERTAIN OTHER COUNTRIES, INCLUDING THE UNITED STATES. WE HAVE MADE NO ATTEMPT TO IDENTIFY OR QUANTIFY THE IMPACT OF THESE DIFFERENCES.

BUSINESS REPORT

(From January 1, 2012 to December 31, 2012)

To:	Korean Financial Services Commission and Korea Exchange

/s/
Park, Ki-Hong
President and Representative Director
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-54-220-0114

/s/
Shim, Tong-Wook
Senior Vice President
POSCO
1 Koedong-dong, Pohang-si, Nam-gu, Kyungsangbuk-do, Korea
Telephone: +82-2-3457-0114

2

TABLE OF CONTENTS

I. Overview	4

II. Business	10

III. Financial Statements	36

IV. Corporate Governance and Company Affiliates	40

Attachment:	Independent Auditors’ Report (Non-consolidated and consolidated)

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I. OVERVIEW

1. Scope of Business

A. POSCO (the “Company”)

Business	Note
(1) Production and sale of crude steel and stainless steel products
(2) Port/harbor loading/unloading, warehousing and packaging	No engagement in this business during the fiscal year of 2012
(3) Management of professional athletic organizations
(4) Power generation, renewable energy projects, liquefied natural gas logistics and exploration and other incidental businesses
(5) Real property lease business
(6) Public energy services and distribution system
(7) Marine transportation of mineral resources; domestic and overseas processing and sales of mineral resources
(8) Educational services and other incidental services
(9) Production and sale of non-ferrous metals
(10) Other businesses incidental or related, directly or indirectly, to the foregoing businesses

B. POSCO Business Group

(1)	Name of the Business Group: POSCO

(2)	Companies Belonging to the Business Group

POSCO, POSCO COATED & COLOR STEEL Co., Ltd., SUNGJIN GEOTEC Co., Ltd., DAEWOO INTERNATIONAL CORPORATION, POSCO ICT COMPANY LTD., POSCO CHEMTECH COMPANY LTD., POSCO M-TECH CO., LTD., Gwangyang SPFC Co., Ltd., Gunsan SPFC Co., Ltd., 9DIGIT CO., LTD., DAKOS CO., LTD., POSCO ENGINEERING COMPANY CO., LTD., MegaAsset Co., Ltd., Busan E&E Co., Ltd., SUNCHEON ECO TRANS Co., Ltd., Seoung Gwang Co., Ltd., SNNC Co., Ltd., eNtoB Corporation, UITrans LRT co. Ltd., POREKA Co., POSGREEN Company, Ltd., POSMATE, POSBRO COMPANY LTD., POS ECO HOUSING CO., Ltd., POSWITH CO., LTD., POSCALCIUM Company, Ltd., POSCO Engineering & Construction Co., Ltd., POSCO Research Institute, POSCO A&C Co., Ltd., POSCO AST CO., LTD., POSCO LED COMPANY LTD., POSCO E&E, POSCO TMC CO., LTD., POSCO Plant Engineering Co., Ltd., POSCO Processing & Service Co., Ltd., POS-HiMETAL CO., Ltd., Pohang Scrap Recycling Distribution Center Co., Ltd., Pohang SPFC Co., Ltd., PLANT EST Co., Ltd., PNR Co., Ltd., Mapo Hibroad Parking co., Ltd., METAPOLIS Co., Ltd., Sung Jin E&T Co., Ltd., ANJEONG DISTRICT DEVELOPMENT CO., LTD., POSCO TERMINAL Co., Ltd., POSCO Specialty Steel Co., Ltd., POSCO Energy CORPORATION, POSFINE CO., Ltd., PSC Energy Global Co., Ltd., ReCO Metal Co., Ltd., PONUTech Co., Ltd., NewAltec Co., Ltd., Gale International(Korea), LLC., POS-HiAl CO., LTD., Tamra Offshore Wind Power Co., Ltd., Blue O&M CO., LTD., POSTECH VENTURE CAPITAL CORPORATION, POSCO ESM Co., Ltd., MCM Korea Co. Ltd., Tancheon E&E, Pohang Special Welding Co., Ltd., Busan Sanseong Tunnel Co., Ltd.

4

(a)	Changes in Companies Belonging to the Business Group

•	Addition of a Subsidiary: Blue O&M CO., LTD. (January 2, 2012)

•	Addition of a Subsidiary: POS-HiAl CO., LTD. (February 1, 2012)

•	POSCO POWER CO., LTD. changed the name of the company to POSCO ENERGY CO., LTD. (February 7, 2012)

•	Addition of a Subsidiary: Tamra Offshore Wind Power Co., Ltd. (March 2, 2012)

•	Exclusion of a Subsidiary: DAIMYUNG TMS.CO.LTD. (March 22, 2012)

•	Addition of a Subsidiary: POSCO ES Materials Co., Ltd. (May 2, 2012)

•	Addition of a Subsidiary: Clean Po-hang Co., Ltd. (May 2, 2012)

•	Exclusion of a Subsidiary: Cheongna IBT Co., Ltd. (May 10, 2012)

•	Addition of a Subsidiary: MCM Korea Co., Ltd. (August 1, 2012)

•	Exclusion of a Subsidiary: POMIC Co., Ltd. (August 6, 2012)

•	Exclusion of a Subsidiary: Clean Po-hang Co., Ltd. (August 21, 2012)

•	Addition of a Subsidiary: Tancheon E&E (September 3, 2012)

•	Exclusion of a Subsidiary: BASYS INDUSTRY Co., Ltd. (September 19, 2012)

•	Addition of a Subsidiary: Pohang Special Welding Co., Ltd. (October 2, 2012)

•	Addition of a Subsidiary: Busan Sanseong Tunnel Co., Ltd. (October 2, 2012)

•	Exclusion of a Subsidiary: Suwon Green Environment Co., Ltd. (October 22, 2012)

•	Exclusion of a Subsidiary: PHP Co., Ltd. (December 7, 2012)

•	Exclusion of a Subsidiary: Pohang Fuelcell Power Corporation (December 24, 2012)

•	Exclusion of a Subsidiary: Shinan Energy Co., Ltd. (December 24, 2012)

•	Exclusion of a Subsidiary: Songdo International Sports Club, LLC. (December 27, 2012)

•	Exclusion of a Subsidiary: POSCO NST CO., LTD. (December 28, 2012)

•	Exclusion of a Subsidiary: Clean Gimpo Co., Ltd. (December 28, 2012)

•	Exclusion of a Subsidiary: POSPlate Co., LTD. (December 31, 2012)

•	Exclusion of a Subsidiary: SONGDO SE CO., Ltd. (December 31, 2012)

•	Exclusion of a Subsidiary: POSMATEINSURE INSURANCE BROKER CO., LTD. (December 31, 2012)

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(b)	Changes in Companies Belonging to the Business Group after December 24, 2012

•	Addition of Subsidiary: PMC Tech Co., Ltd. (January 2, 2013)

•	Exclusion of a Subsidiary: POSGREEN Company, Ltd. (January 11, 2013)

•	Exclusion of a Subsidiary: POSBRO COMPANY LTD. (January 11, 2013)

•	Exclusion of a Subsidiary: Seoung Gwang Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSWITH CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Pohang SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: Gunsan SPFC Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: POSCALCIUM Company, Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: ReCO Metal Co., Ltd. (January 21, 2013)

•	Exclusion of a Subsidiary: 9DIGIT CO., LTD. (January 21, 2013)

•	Exclusion of a Subsidiary: Busan Sanseong Tunnel Co., Ltd. (January 21, 2013)

•	Addition of a Subsidiary: Green Paju Co., Ltd. (February 1, 2013)

•	POS ECO HOUSING CO., Ltd. changed the name of the company to POSCO Humans Co., Ltd. (February 1, 2013)

•	Gwangyang SPFC Co., Ltd. changed the name of the company to SPFC Co., Ltd. (February 1, 2013)

•	Exclusion of a Subsidiary: Green Paju Co., Ltd. (February 6, 2013)

•	Exclusion of a Subsidiary: MCM Korea Co., Ltd. (March 20, 2013)

(3)	Related Laws and Regulations

The Korea Fair Trade Commission has designated POSCO as a company subject to the limitations on Cross Shareholding and Debt Guarantee for Affiliates under the Monopoly Regulation and Fair Trade Act (the “MRFTA”).

Details

(a)	Prohibition on Cross Shareholdings (Article 9-1 of the MRFTA)

(b)	Prohibition on Debt Guarantees for Affiliated Corporations (Article 10-2 of the MRFTA)

(c)	Prohibition on Shareholding of Venture Capitals for Subsidiaries (Article 9-3 of the MRFTA)

(d)	Limitation of Voting Rights of Finance or Insurance Companies (Article 11 of the MRFTA)

(e)	Resolution of the Board of Directors and Publication on Large-Scale Intra-Group Transaction (Article11-2 of the MRFTA)

(f)	Disclosure of Important Facts such as Unlisted Shares (Article 11-3 of the MRFTA)

(g)	Disclosure of a corporate group (Article 11-4 of the MRFTA)

(h)	Report on Status of Shareholding (Article 13 of the MRFTA)

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2. Business Organization

A. Highlights of the Company’s Business Organization

(1)	Location of the Headquarters: 1 Koedong-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(2)	Steel Works and Offices

(a)	Pohang Steel Works: 5 Dongchon-dong, Nam-gu, Pohang-si, Kyungsangbuk-do, Korea

(b)	Gwangyang Steel Works: 700 Kumho-dong, Gwangyang-si, Chollanam-do, Korea

(c)	Principal Executive Office: POSCO Center, 892 Daechi4 dong, Gangnam-gu, Seoul, Korea

(d)	Overseas Offices: For the purpose of supporting international business transactions, the Company operates seven overseas offices as follows:

United Arab Emirates (Dubai), the European Union (Dusseldorf, Germany),

Brazil (Rio de Janeiro), Egypt (Cairo), Mongolia (Ullaanbaatar), Australia (Perth), the United States of America (Houston, Texas), and Chile(Santiago).

(3)	Composition of the Board of Directors (as of March 22, 2012)

(a)	Inside Directors

•	New members: Chang, In-Hwan (2 years) and Kim, Yeung Gyu (2 years)

(b)	Outside Directors

•	New members: Shin, Chae-Chol (2 years) and Lee, Myoung-Woo (3 years)

(c)	Representative Directors

•	Prior to March 22, 2012: Chung, Joon-Yang, Park, Han-Yong

•	As of March 22, 2012: Chung, Joon-Yang, Park, Ki-Hong, Kim, Joon-Sik, and Chang, In-Hwan

(4)	Major Shareholders of POSCO

(a)	National Pension Corporation holds the largest number of POSCO’s shares.

(b)	Date of Disclosure: January 30, 2007

(For further reference, please refer to the public disclosures regarding the change of the major shareholders on January 30, 2007, July 27, 2007, January 29, 2008, July 25, 2008, January 21, 2009, March 2, 2009, July 22, 2009, October 9, 2009, January 26, 2010, July 20, 2010, January 28, 2011, July 22, 2011, January 31, 2012, August 1, 2012, and February 1, 2013.)

B. Merger, Acquisition and Handover of Businesses

[None]

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C. Major Changes in Production Facilities

Refer to the ‘II. Business (5. Production and Facilities)’

3. Equity Capital

A. New Issuance of Registered Common Stock

There was no new issuance of registered common stock in the last five years.

B. Convertible Bonds

[None]

C. Bonds with Warrant

[None]

4. Other Information Regarding Shares

A. Total Number of Shares

(As of December 31, 2012)
Authorized Shares	Outstanding Shares
200,000,000	87,186,835

The currency of the Republic of Korea is Korean Won ( “KRW”).
Par Value: KRW 5,000 per share

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B. Treasury Stock Holding and Cancellation

(As of December 31, 2012)
Method of Purchase	Type	Beginning*	Increased	Decreased	Cancelled	Balance
Direct Special Money Trust Total	Registered Common	7,449,117 2,493,274 9,942,391	— — —	— — —	— — —	7,449,117 2,493,274 9,942,391

*	Beginning Balance: as of December 31, 2011
Board of Directors approved the ‘Disposal of Treasury Stocks as Employee Award’ at the Meeting held on February 7, 2013, where the execution and responsibility of the disposal of the treasury stocks was delegated to the Executive Management Committee. On March 5, 2013, the Executive Management Committee resolved its plan to dispose the treasury stocks and the actual disposal of 74 treasury stocks was completed on March 8, 2013.

5. Voting Rights

	(As of December 31, 2012)
Classification of Shares	Number of Shares	Remarks
(1) Number of Outstanding Shares	87,186,835	—
(2) Shares without Voting Rights *	9,942,391	*Treasury Stock 9,942,391 shares
(3) Shares with Voting Rights	77,244,444	—

6. Earnings and Dividend

	(In millions of KRW)
	2012	2011	2010
Net Profit	2,499,523	3,188,845	3,784,361
Earnings per Share (KRW)	32,359	41,279	49,127
Cash Dividend Paid	617,956	772,444	770,329
Pay-out Ratio (%)	24.7	24.2	20.4
Dividend per Share (KRW)	8,000	10,000	10,000
Dividend Yield (%)	2.27	2.56	2.03

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II. BUSINESS

1. Overview

A. Classification of Business

We classify our business into four segments below:

Steel, Trading, Engineering & Construction, and Others.

B. Segment Results

	(In millions of KRW)
Category	2012		2011		2010
	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)	Sales	Operating Income(Loss)
Steel	35,258,970	3,070,168	39,151,930	4,809,464	35,527,373	5,112,149
Trading	18,945,642	139,000	21,097,356	159,339	6,236,031	37,984
Engineering & Construction	4,675,596	9,900	5,476,209	178,058	4,348,796	164,606
Others	4,723,943	434,040	3,213,230	261,240	1,775,056	118,781
Total	63,604,151	3,653,108	68,938,725	5,408,101	47,887,256	5,433,520

2. Current Situation

1) Steel

A. Domestic Market Share

	(Millions of Tons, %)
Category	2012		2011		2010
	Production	Market share	Production	Market share	Production	Market share
Crude Steel Production	69.3	100	68.5	100	58.4	100
POSCO	38.0	54.6	37.3	54	33.7	58
Others	31.3	46.4	31.2	46	24.7	42

Source: Korea Iron and Steel Association

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B. Characteristics of the Steel Market

The steel industry supplies materials to major industries such as the automobile, shipbuilding and electronic appliance industries.

C. Summary and Prospect of New Businesses

(1)	Establishment of Steelworks in India

(a)	The Company entered into a memorandum of understanding with the Orissa state government for the development of iron ore captive mines and for the development and construction of an integrated steelworks facility with an annual production capacity of 12 million tons. (June, 2005)

(b)	The Company established POSCO-India Private Limited (“POSCO-India Pvt., Ltd.”). (August, 2005)

(2)	Development of Iron Ore Captive Mines in India

(a)	POSCO-India filed applications for mining exploration licenses for certain iron ore mines in the region of Khandadhar, Orissa (the “Khandadhar Licenses”). (September, 2005)

(b)	The Orissa state government recommended the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (December, 2006)

(c)	The Indian central government denied the approval for the Khandadhar Licenses and remanded the matter to the Orissa state government for further consideration. (July, 2007)

(d)	The Orissa state government resubmitted its recommendation for the approval of the Khandadhar Licenses on behalf of POSCO-India to the Indian central government. (January, 2009)

(e)	The third party applicant for the Khandadhar Licenses filed a suit against the Orissa State Government claiming that its right as the first applicant should be respected. (February, 2010)

(f)	The Orissa High Court set aside the Orissa State Government’s recommendation to grant the approval of the Khandadhar Licenses to POSCO-India. (July, 2010)

(g)	The Orissa State Government filed a special leave petition with the Indian Supreme Court. (November, 2010)

(h)	The Orissa State Government and POSCO-India completed the submission of the counter affidavit and the rejoinder. (October, 2011)

(i)	The Indian Supreme Court resumed the trial on the merit of the case. (May, 2012)

(3)	Establishment of Steelworks in India

(a)	The Indian central government granted the approval for the environmental impact assessment for the construction of a captive port. (May, 2007)

(b)	The Indian central government granted the approval for the environmental impact assessment for the construction of steel mills. (July, 2007)

(c)	The Indian Supreme Court granted the transformation of the forest land with respect to 2,959 acres of the steel mill construction site. (August, 2008)

(d)	The Indian central government granted the final approval for the deforestation of steel mill construction sites. (December, 2009)

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(e)	Final plans for the rehabilitation and resettlement of indigenous population were approved by the Rehabilitation and Peripheral Development Advisory Committee (constituted by the Orissa state government). (July, 2010)

(f)	The Forest Advisory Committee acting under the Ministry of Environment and Forest temporarily suspended activities at the construction site pending investigation into alleged violation of the Forest Regulation Act. (August, 2010)

(g)	The Ministry of Environment and Forest of the Indian central government granted a conditional approval on the construction of the steel mills and the port. (January, 2011)

(h)	The Ministry of Environment and Forest of the Indian central government granted the final approval on the construction of the steel mills and the port. (May, 2011)

(i)	The Company cleared the crop fields designated for the construction of its steel mill site within the state owned property. (May, 2011).

(j)	An environmental organization filed a lawsuit to nullify the approval for the environmental impact assessment in the National Green Tribunal. (August, 2011)

(k)	The National Green Tribunal dismissed the lawsuit of nullifying the approval for the environmental impact assessment and ruled that the Ministry of Environment and Forest should reassess the conditions on which clearance was permitted for the project. (March, 2012)

(4)	Establishment of Steelworks in Indonesia

(a)	The Company entered into a memorandum of agreement with Perseroan Terbatas Krakatau Steel, an Indonesian state owned company, to build an integrated steelwork with a total annual production capacity of 6 million tons of steel products in Indonesia. (December, 2009)

(b)	The Company entered into a joint venture agreement. (August, 2010)

(c)	The Company established PT. KRAKATAU POSCO. (September, 2010)

(d)	PT. KRAKATAU POSCO held a groundbreaking ceremony for the establishment of steelworks in Indonesia. (October, 2010)

(e)	The first phase of the construction of the steelworks with an annual production capacity of 3,000,000 tons began. The construction of the steelworks was scheduled to be completed by December, 2013. (July, 2011)

(f)	PT. KRAKATAU POSCO has continuously conducted piling work for the main facilities and started working for the basic ground. (October, 2011)

(g)	PT. KRAKATAU POSCO established a joint venture with Krakatau Industrial Estate Cilegon to build a Calcination factory at Cilegon, Indonesia. (December, 2011)

(h)	PT. KRAKATAU POSCO began to build the steel frame for the steelworks (February, 2012)

(i)	The construction of electricity generation facility commenced. (May, 2012)

(j)	PT. KRAKATAU POSCO constructed the 4th main pillar in a furnace. (July, 2012)

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(5)	Establishment of a Steelwork in Brazil

(a)	The Board of Directors resolved to invest a 20% interest in CSP Joint Venture established by POSCO, VALE S.A. and DONGKUK STEEL MILL CO., LTD. (May, 2011)

(b)	CSP Joint Venture entered into an Engineering Procurement Construction contract with POSCO E&C. (December, 2011)

(c)	Construction of a steelwork with an annual capacity of 3 million tons started. (September, 2012)

(6)	Establishment of POSCO-Maharashtra Steel Pvt., Ltd Continuous Galvanizing Line in India.

(a)	POSCO-Maharashtra Steel Pvt., Ltd. started the construction of a continuous galvanizing line with an annual production capacity of 450 thousand tons. (March, 2010)

(b)	The steel frame construction commenced. (October, 2010)

(c)	The construction and the installation of production facilities for a continuous galvanizing line commenced. (February, 2011)

(d)	POSCO-Maharashtra Steel Pvt., Ltd. launched a test-run of its continuous galvanizing line. (December, 2011)

(e)	The construction of a continuous galvanizing line was completed. (April, 2012)

(7)	Establishment of POSCO-Maharashtra Pvt., Ltd Cold Rolling Mill in India

(a)	The Board of Directors resolved to construct a cold rolled line in Maharashtra, India. (November, 2010)

(b)	Construction of a cold rolled line with an annual capacity of 1.8 million tons commenced. (November, 2011)

(8)	Establishment of a Non-Oriented Electrical Steel Sheet Plant in India

(a)	The Board of Directors resolved to construct a non-oriented electrical steel sheet plant in India. (February, 2011)

(b)	Construction of a non-oriented electrical steel plant with an annual capacity 0.3 million tons started. (October, 2011)

(9)	Establishment of Guangdong Pohang Continuous Galvanizing Line in China

(a)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Board of Directors. (July, 2010)

(b)	The establishment plan for Guangdong Pohang Continuous Galvanizing Line in China was approved by the Chinese government. (October, 2010)

(c)	The Company held a groundbreaking ceremony for the establishment of Guangdong Pohang Continuous Galvanizing Line in China. (March, 2011)

(d)	The construction of electricity generation facility commenced. (November, 2011)

(e)	A test-run of Guangdong Pohang Continuous Galvanizing Line commenced. (July, 2011)

(10)	Establishment of a Stainless Cold Rolled Line in Turkey

(a)	The Board of Directors resolved to construct a stainless cold rolled line in Turkey. (December, 2010)

(b)	Construction of a stainless cold rolled line with an annual capacity 0.2 million tons commenced. (September, 2011)

(c)	A test-run of a Stainless Cold Rolled Line commenced. (December, 2012)

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2) Trading

A. Market Share

	(Millions of Dollars, %)
Category	2012	2011	Growth rate
Whole Korean companies	547,870	555,214	-1.3
Daewoo International	8,232	8,511	-3.3

Source: Korea International Trade Association

B. Summary and Prospect of New Businesses

Daewoo International Corporation (“Daewoo International”) is playing a leading role in Koreans export industry as the number 1 trading company based on its wide range of trading network worldwide including 74 offices/trading corporations, 15 investment firms, and 17 resources companies through intermediary trading and exporting various products including steel, non-ferrous metals, and chemical products. Moreover, Daewoo International is making tangible progress in resources development through Myanmar gas field and Ambatovy nickel projects to excel in Exploration & Production area. In the end of 2012, Daewoo International recorded the revenue of KRW 17,011 billion and operating profit of KRW 141 billion on a non-consolidated basis.

Daewoo International has newly entered into the food and forestry development business to secure the future food resources and green energy resources. Daewoo International will aggressively drive this successful momentum of active investment and trading by establishing plantations for agro-resources such as rice, soybean, wheat and corn as well as oil palm and afforestation businesses.

3) Engineering & Construction

A. Summary and Prospect of New Businesses

POSCO Engineering & Construction Co. Ltd. (“POSCO Engineering & Construction”), established on February 1982, is currently expanding its business areas to civil engineering, architectural works, energy, urban development and low carbon & green growth businesses. In reference to the number of the oversea contracts signed by POSCO Engineering & Construction in 2011, the business performance of the POSCO Engineering & Construction in the global market has been satisfactory.

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POSCO ENGINEERING COMPANY CO., LTD. succeeded in the development of a management system for the global market and the Engineering, Procurement & Construction (“EPC”) business. POSCO ENGINEERING COMPANY CO., LTD. planed out its global sales strategy and stabilized its global network through its local agencies and localization strategies. Recently, POSCO ENGINEERING COMPANY CO., LTD. expanded its business markets to the countries located in Central and South America such as Ghana and Brazil.

4) Others

A. POSCO Energy

POSCO Energy started its commercial operation in February, 1972 as the only privately-owned heat power plant in Korea. Since the early 90’s, POSCO Energy continuously remodeled and built more complex heat power plants meeting the increased demand of electricity in Korea.

B. POSCO ICT

To create a synergy between its information technology (“IT”) and its industrial engineering services, POSCO ICT Co., Ltd. has utilized an automation technology developing its competitiveness in the IT and manufacturing services. POSCO ICT Co., Ltd. is promoting new businesses for light emitting diode, smart grid, and cloud computing.

C. POSCO Chemtech Company Ltd.

POSCO Chemtech Company Ltd. (“POSCO Chemtech”), founded in 1963, specializes in manufacturing of refractories, lime used in steel manufacturing processes as well as a wide range of chemical and environmentally friendly products. POSCO Chemtech provides refractories to a wide range of industries including steel, cement, and glass companies. To become a global company, POSCO Chemtech is currently expanding its markets to Japan, China and Indonesia.

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3. Key Products

A. Current Situation of Key Products

	(In hundred millions of KRW, %)
Business Area	Item	Specific Use	Total Sales	Ratio
	Hot-rolled Product (HR)	Steel pipe, Shipbuilding, etc	99,633	18.8
	Cold-rolled Product (CR)	Automobile , Home appliances, etc	142,544	27.0
Steel	Stainless steel Products	Western tableware, etc	103,040	19.5
	By-Product	Plates, Wire rods, etc	183,471	34.7
	Gross Sum		528,688	100.0
	Deduction of Internal Trade		(176,098)	—
	Sub Total		352,590	—
	Steel, Metal		176,275	66.7
	Chemical, Strategic Item, Energy		45,359	17.2
Trading	Etc		42,501	16.1
	Gross Sum		264,135	100.0%
	Deduction of Internal Trade		(74,679)	—
	Sub Total		189,456	—
		Architecture	13,730	14.1
	Domestic Construction	Plant	28,323	29.1
		Civil Engineering	9,120	9.4
Engineering & Construction	Overseas Construction		35,704	36.7
	Owned Construction		2,871	3.0
	Etc		7,511	7.7
	Gross Sum		97,259	100.0%
	Deduction of Internal Trade		(50,503)	—
	Sub Total		46,756	—
Others	Electricity Sales, etc Deduction of Internal Trade		75,811 (28,571)	100.0 —%
	Sub Total		47,240	—
	Total Sum		636,042	—

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B. Price Fluctuation Trend of Key Products

	(In thousands of KRW/ Tons, kWh)
Business Area	Products	2012	2011	2010
Steel	Hot-rolled Product (HR) Cold-rolled Product (CR)	828 999	941 1,090	845 987
Others	Electric Power Lime	161 105	133 106	137 112

Figures for the trading and engineering & construction businesses are not reflected on the table.

[Steel]

(1)	Criteria for Calculation

(a)	Subjects for Calculation: unit prices of the standard hot-rolled product and cold-rolled product

(b)	Calculation Method and Unit: The average price of each product based on its total sales including the freight during the given period.

(2)	Factors of Price Fluctuations

Due to the weakened global demand in steel consumption, domestic and overseas steel price has decreased since the end of 2011.

[Others]

*	Criteria for Calculation

(a)	Electric Power = price of electric power/total amount of generated power

(b)	Lime: average sales price including shipping cost

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4. Major Raw Materials

A. Current Status of Major Raw Materials

(In hundred millions of KRW)
Business Area	Type of Purchase	Item	Specific Use	Purchase Amount (Portion)	Remarks
			Iron Ore for Blast		BHP Billiton of Australia, Rio Tinto of Australia
		Iron Ore	Furnaces	87,106 (27.2%)	VALE of Brazil
		Coal	Coking Coal: Heat Source for Blast Furnaces
Steel	Raw Materials		Smokeless Coal: Sintering Fuel	63,197 (19.8%)	Anglo of Australia, Rio Tinto of Australia, Teck of Canada
		Stainless Steel Materials	Key Materials for STS Production	56,992 (17.8%)	Nickel, Ferrochrome, STS Scrap Iron, etc.
		Other Minerals	Sub-materials for Iron-making, Steelmaking	112,680 (35.2%)	Iron Material, Alloy Iron, Non-ferrous Metal, Limestone, etc.
		Ready-mixed Concrete	Construction of Structure	1,542 (16.9%)
Engineering &		Steel Pile	Foundation of Structure	430 (4.7%)
Construction	Raw Materials	Steel Reinforcement	Strengthening Concrete	2,057 (22.5%)
		Cable	Electricity Transfer	430 (4.7%)
		Etc	—	4,676 (51.2%)
		LNG	Material for Power Generation	20,798 (59.7%)
Others	Raw Materials	Limestone	Production of Lime	929 (2.7%)
		Etc	—	13,124 (37.6%)

18

B. Price Fluctuation Trend of Major Raw Materials

(In thousands of KRW)
Business Area	Category	2012	2011	2010
Steel	Iron Ore(per ton) Coal(per ton) Scrap Iron(per ton) Nickel(per ton)	165 251 513 20,211	194 297 565 25,670	157 221 481 25,308
Engineering & Construction	Ready-mixed Concrete (per m3) Steel Pile (per m) Steel Reinforcement (per kg) Cable (per m)	57 78 0.8 0.8	54 82 0.8 0.8	52 72 0.7 0.8
Others	LNG (per ton) Lime (per ton)	1,022 20	893 22	781 22

19

[Steel]

Key Factors in Price Fluctuations

(1) Iron Ore

								(In Dollars/ Tons)
	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q	2010
Trend of International Benchmark Price (Free On Board, “FOB”)	113	105	134	135	130	168	171	173	136

(2) Coal

								(In Dollars/ Tons)
	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q	2010
Trend of International Benchmark Price (FOB)	170	225	206	235	285	315	330	225	191

(3) Scrap Iron

								(In Dollars/ Tons)
	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q	2010
Trend of Purchase Price (Cost and Freight, “CFR”)	379	400	444	466	445	494	480	495	409

(4) Nickel

	2012 4Q	2012 3Q	2012 2Q	2012 1Q	2011 4Q	2011 3Q	2011 2Q	2011 1Q	2010
Trend of London Metal Exchange (“LME”) Cash Price	USD 7.70/lb USD 16,983/ton	USD 7.41/lb USD 16,334/ton	USD 7.78/lb USD 17,152/ton	USD 8.92/lb USD 19,665/ton	USD 8.3/lb USD 18,307/ton	USD 10.01/lb USD 22,069/ton	USD 11.00/lb USD 24,227/ton	USD 12.20/lb USD 26,903/ton	USD 9.89/lb USD 21,809/ton

20

[Engineering and Construction]

(1)	Criteria for Calculation

Products	Criteria for Calculation
Ready-mixed Concrete	Standard 25-210-15
Steel Pile	SPS400 406.4x7.9T
Steel Reinforcement	High Tensile Deformed Bar SD40 D10
Cable	CV 0.6/1kv 2.5mm2 2core

[Others]

(1)	Criteria for Calculation

(a)	Electric Power: purchase price of electricity from Korea Gas Corporation

*	Increase in electricity price is due to the increase of raw material cost and foreign exchange rate.

(b)	Lime: purchase price of lime and transportation fees

21

5. Production and Facilities

A. Production Capacity

[Steel]

			(Thousands of Tons)
Business Area	Products	2012	2011	2010
Steel	Crude Steel	40,447	39,410	37,560

[Others]

				(MW, Thousands of Tons)
Business Area	Products		2012	2011	2010
Power Generation	Electric Power	Inchon	3,052	3,052	1,800
		Gwangyang	284	284	284
Lime	Lime		1,643	2,190	2,190

B. Production Result and Capacity Utilization Rate

[Steel]

(1)	Production (Thousands of Tons)

Products		2012	2011	2010
Crude Steel		39,702	39,074	35,365
Products	Hot-Rolled Products	8,670	8,456	8,762
	Plate	6,113	6,273	4,639
	Wire Rod	2,085	2,113	2,332
	Pickled-Oiled Steel Sheets	2,615	2,495	2,450
	Cold-Rolled Products	8,176	7,453	7,204
	Coated Steel	5,815	5,358	4,627
	Electrical Steel	1,173	1,396	1,211
	Stainless Steel	2,396	3,165	2,745
	Others	3,896	3,150	3,066
	Total	40,938	39,860	37,036

The amount of products is the aggregate of the amount of products of POSCO and subsidiaries of POSCO, which may include interested party transactions.

22

(2) Capacity Utilization Rate

				(Thousands of Tons)
	Company	Capacity	Production	Utilization Rate
	POSCO	38,367	37,986	99.0%
Crude Steel	POSCO Specialty Steel	1,080	684	63.3%
Production	Zhangjiagang Pohang Stainless Steel	1,000	1,032	103.3%
	Total	40,447	39,702	98.2%

Trade and engineering & construction businesses are not reflected on the table due to difficulties in measuring capacity, production and utilization rate of such businesses.

[Others]

(1) Production Result

			(Gwh, Thousands of Tons)
	Products	2012	2011	2010
Power Generation	Electric Power	15,751	12,066	4,863
Lime	Lime	2,454	2,425	2,256

(2) Capacity Utilization Rate

			(hr, Thousands of Tons)
Business Area	Products	Capacity	Production	Utilization Rate
Power Generation	Electric Power	17,520	14,044	80.2%
Lime	Lime	2,190	2,454	112.1%

23

C. Production Facilities

[Land]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	1,943,966	94,246			2,038,212
Trade	149,528		(10,849)		138,680
Engineering & Construction	57,090		(4,130)		52,959
Others	398,594	17,977			416,571

[Building]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	3,453,365	418,591		(271,320)	3,600,636
Trade	159,919		(112)	(4,950)	154,857
Engineering & Construction	56,817		(2,146)	(1,905)	52,766
Others	349,728	28,476		(17,661)	360,543

[Structures]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	2,060,849	243,457		(187,579)	2,116,727
Trade	17,496		(5,625)	(634)	11,237
Engineering & Construction	6,004	6,556		(436)	12,124
Others	176,088	13,986		(9,981)	180,093

[Machinery and Equipments]				(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased	Depreciation	Ending Book Balance
Steel	14,529,327	2,108,553		(1,688,495)	14,949,385
Trade	144,292		(12,830)	(14,613)	116,848
Engineering & Construction	25,258	7,809		(7,228)	25,839
Others	1,480,507	84,907		(125,282)	1,440,132

24

[Vehicles]						(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased		Depreciation	Ending Book Balance
Steel	48,377	4,621			(13,372)	39,626
Trade	5,659	2,556			(2,223)	5,992
Engineering & Construction	5,855	3,903			(2,158)	7,600
Others	6,852	2,698			(2,614)	6,936

[Tools and Fixtures]						(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased		Depreciation	Ending Book Balance
Steel	54,471	12,707			(22,050)	45,128
Trade	1,844	755			(803)	1,796
Engineering & Construction	1,761	1,003		•	(852)	1,912
Others	22,801	10,332			(12,118)	21,015

[Equipment]						(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased		Depreciation	Ending Book Balance
Steel	96,468	34,040			(35,897)	94,611
Trade	17,136	10,291			(7,318)	20,109
Engineering & Construction	9,727	9,958		•	(5,063)	14,622
Others	46,358	24,056			(16,376)	54,038

[Financial Lease Assets]						(In millions of KRW)
Business Area	Beginning Book Balance	Increased	Decreased		Depreciation	Ending Book Balance
Steel	17,990	963			(1,079)	17,874
Trade	634	27,787			(153)	28,268
Engineering & Construction	9,307	51			(2,529)	6,829
Others	10,611		(1,033)		(5,325)	4,253

25

(2) Major Capital Expenditures

(a) Investments under Construction

[Steel]						(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to Be Invested
POSCO	Expansion	November, 2010 ~ October, 2014	G)Establishment of the Fourth Hot-coil Mill	16,262	4,553	11,709
		April, 2008~ September, 2016	P, G) Expansion of the Capacity of the Raw Materials Treatment Facilities	13,010	9,989	3,021
		March, 2011~ January, 2014	P) Optimization of the Facilities	22,034	11,162	10,872
	Renovation / Replacement	December, 2010 ~ September, 2017	G) Renovation of the First & Fifth Furnace	10,595	3,215	7,380
		March, 2011 ~ July, 2014	P) Renovation of the First STS Rolling Facilities	2,178	245	1,933
		Other Projects		18,318	6,505	11,812
	Expansion	November, 2009 ~ April, 2012	Establishment of a New Mill (0.6 million ton)	2,627	2,627	0
POSCO Specialty Steel	Renovation / Replacement	April, 2010 ~ September, 2013	Renovation / Replacement of New Equipments in the Existing Rolling Mill	1,549	1,310	239
POSCO COATED & COLOR STEEL Co., Ltd.	Expansion	April, 2011 ~ July, 2012	Establishment of the Metal Copper Clad Laminate (MCCL) Mill	381	381	0
POSCO AST CO., LTD.	Expansion	September, 2011 ~ May, 2013	Establishment of a Factory and Facilities	447	329	118
POSCO MPC S.A. DE C.V.	Expansion	October, 2012 ~ January, 2013	Establishment of a #3 Mill	272	13	259
POSCO-Mexico Co., Ltd.	Expansion	November, 2011 ~ June, 2013	Installation of the Second Continuous Galvanizing Line	3,298	2,369	929

26

POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Expansion	January, 2012~ March, 2013	Establishment of a #2 Mill	156	123	33
POSCO VST CO., LTD.	Expansion	December, 2010~ February, 2012	Establishment of a #2 Stainless Steel Cold Rolled Mill	1,385	1,385	0
POSCO Maharashtra Steel Private Limited	Expansion	March, 2010 ~ May, 2012	Installation of a Continuous Galvanizing Line (0.45 million ton)	2,352	2,352	0
		November, 2011 ~ June, 2014	Establishment of a Cold-Coiled Mill in India (1.8 million ton)	6,921	2,436	4,485
POSCO-Indonesia Jakarta Processing Center	Expansion	November, 2012 ~ August, 2013	Establishment of Facilities	166	18	148
POSCO SS VINA	Expansion	May, 2010 ~ July, 2014	Construction of Electric Arc Furnace and Section Steel/Rebar Rolling Mill (1.2 million ton)	6,398	1,562	4,837
PT. KRAKATAU STEEL POSCO	Expansion	September, 2010 ~ December, 2013	Establishment of a Steel Mill	28,491	25,256	3,235
POSCO ASSAN TST STEEL Industry	Expansion	September, 2011 ~ April, 2013	Establishment of a Stainless Steel Cold Rolled Mill (0.2 million ton)	2,085	0	2,085

P stands for Pohang Steel Works.
G stands for Gwangyang Steel Works.

27

[Trading]			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
Daewoo International	Expansion	October, 2009 ~ September, 2014	Construction of Natural Gas Production and Transportation Facilities in A-1/A-3 Gas Field in Myanmar	16,002	11,257	4,745

[Others]			(In hundred millions of KRW)
Company		Date	Project	Total Investment	Invested Amount	Amount to be Invested
POSCO ICT	Expansion	January, 2012~ December, 2012	Maintenance Investment , New Business Development	639	639	0
	Expansion	January, 2012~ December, 2012	Expansion of Smart Management Server for Smart Management Operation Efficiency	396	396	0
	Expansion	January, 2012~ December, 2012	Building of a Data Center in Chungju	273	273	0
POSCO CHEMTECH	Renovation	January, 2012~ December, 2012	Maintenance and Expansion of a Refractory Facility	198	198	0
POSCO Energy	Expansion	October, 2011 ~ January, 2014	P) Establishment of a Combined Cycle Power Plant	5,950	2,511	3,439
	Expansion	October, 2012 ~ January, 2015	Incheon) Establishment of a LNG Combined Cycle Power Plant #6, #7, and #8	10,630	1,061	9,569
POS-HiMETAL	Expansion	September, 2009 ~ December, 2012	Construction of the Production Facilities for FeMn, SiMn, and Ultra Low Phosphorus Carbon (ULPC)	2,497	2,497	0

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.

28

Changes

•

Investment for Metal Copper Clad Laminate (“MCCL”) in POSCO Coated & Color Steel: reduction of investment of MCCL facilities due to deteriorated business environment and return on investment. (July, 2012)

(Adjustment: Investment KRW 38.1 billion, Investment Period April, 2011 ~ July, 2012)

•	Establishment of a factory and facilities of POSCO Plantec has been deleted on the table.

•	Investment for POSCO(Guangdong) Coated Steel Co., Ltd. will be transferred to POSCO(Guangdong) Automotive Steel Co.,LTD. due to the split-up.

(b) Future Investment Plans

	(In hundred millions of KRW)
Business	Company	Project		Planned Investments
				2013	2014	2015
Steel	POSCO	Expansion, Renovation and Replacement of Existing Facilities	Capacity Increase	20,462	13,211	945
			Others	4,843	2,545	487
Others	POSCO Energy	Expansion, Renovation and Replacement of Existing Facilities	Capacity Increase	5,369	6,499	1,140

The investments over KRW 10 billion are listed on the table while equity investment is not reflected thereon.
Changes

•	The original investment plan for the of POSCO Plantec has been deleted on the table.

•	Equity investment plan for POSCO Chemtech has been deleted on the table.

•	Investment plan for POSCO SS VINA has been deleted on the table.

29

6. Product Sales

[Steel]		(In hundred millions of KRW)
Items		2012	2011	2010
Domestic	Hot-Rolled Products	61,723	72,471	49,940
	Cold-Rolled Products	44,404	65,580	77,936
	Stainless Steel	33,902	38,581	31,621
	Others	124,741	123,194	99,766
Export	Hot-Rolled Products	37,910	42,665	22,084
	Cold-Rolled Products	98,140	101,980	89,059
	Stainless Steel	69,138	66,877	61,178
	Others	58,730	51,557	30,946
Total	Gross Sum	528,688	562,905	462,530
	Internal Transaction	(176,098)	(171,386)	(107,256)
	Total	352,590	391,519	355,274

[Trading]`		(In hundred millions of KRW)
Items		2012	2011	2010
Domestic	Merchandise	7,537	8,444	1,721
	Product	854	1,026	217
	Others	90	78	19
Export	Merchandise	95,062	93,622	22,653
	Product	1,426	1,964	347
	Others	255	706	64
Trade among Korea, China, Japan		158,911	180,390	69,082
Gross Sum		264,135	286,230	94,103
Internal Transaction		(74,679)	(75,256)	(31,743)
Total		189,456	210,974	62,360

30

[Engineering & Construction]	(In hundred millions of KRW)
Items	2012	2011	2010
Construction Contract Revenue	Domestic	Architecture	13,730	16,321	12,823
Plant	28,323	23,716	32,811
Civil Engineering	9,120	11,187	11,355
Overseas	35,704	24,275	8,441
Own Construction	2,871	672	6,101
Other Subsidiary company sales	7,511	8,560	7,704
Gross Sum	97,259	84,731	79,235
Internal Transaction	(50,503)	(29,969)	(35,747)
Total	46,756	54,762	43,488

[Others]	(In hundred millions of KRW)
Items	2012	2011	2010
Electric Power	47,240	32,132	17,751

7. Derivatives - Currency Forward Contracts

If the Exchangeable Bonds to American Depository Receipts of SK Telecom issued in 2008 and 2011 had been converted on December 31, 2012, the derivative valuation of the profit, which issued in 2008 would have been KRW 95 million and the derivative valuation of the loss, which issued in 2011 would have been 12,168 million respectively.

31

8. Significant Contracts

Company	Contract	Date	Remarks
POSCO	Cooperation Agreement with Roy Hill Co., Ltd.	January, 2010	• The purpose of the Cooperation Agreement was to obtain 15% stake in Roy Hill Holdings Pty. Ltd. which was pursuing the development of Roy Hill iron ore mine in Western Australia.
		January, 2012	• POSCO decided to acquire certain additional equity interest in Roy Hill Holdings Pty. Ltd. (2nd phase), which amounts to approximately KRW 1,779 billion.
		March, 2012	• POSCO entered into a contract in March 2012 to invest an additional A$ 1,495 million to increase its interest to 15% of the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd.
		April, 2012	• POSCO entered into a contract to dispose its 2.5% interest in the total outstanding and common stocks of Roy Hill Holdings Pty. Ltd. to China Steel Corporation for A$ 305 million.
DAEWOO INTERNATIONAL CORPORATION	Gas Sales and Purchase Agreement (“GSPA”) Regarding Shwe, Shwe Phyu and Mya gas field in Myanmar	December, 2008

1)      Contract Parties

•        Seller: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korea Gas Corporation (8.5%)

•        Buyer: China National United Oil Company (“CNUOC”)

2)      Signed Date: December 24, 2008

3)      Summary of the GSPA

•        Gas produced from Shwe and Shwe Phyu gas field in Block A-1 and Mya field in Block A-3 in Myanmar will be transported via the offshore and onshore gas pipelines to CNUOC in China.

•        Gas production period is expected to be approximately 30 years.

•        Gas sales price will be fluctuated and recalculated quarterly in accordance with the contractual base price, averaged oil price and consumer price.

4)      Remarks

•        CNUOC is one of subsidiaries of China National Petroleum Corporation (“CNPC”) and CNPC guarantees CNUOC’s contractual obligations under gas sales and purchase agreement.

•        Related Public Announcements: December 2, 2008; December 3, 2008; July 23, 2008; June 4, 2008; December 5, 2007; June 5, 2007; December 7, 2006; June 8, 2006; December 8, 2005; June 9, 2005; December 10, 2004; and June 11, 2004

32

Investment for Construction of Facilities (Offshore Gas Production Platform and Onshore Gas Pipelines, etc)	August, 2009

1)      Total Investment: KRW 2,095,727,800,000

2)      Purpose of Investment: construction of new facilities for gas production, processing and transportation

3)      Total Period of Investment: October 1, 2009 ~ September 30, 2014

4)      Remarks

•        Location: the north-western offshore and onshore in Myanmar

•        Main facilities: offshore platform (gas production capacity: 64,000ft3/day), offshore pipeline (diameter: 32inch, length: 110km), onshore pipeline (diameter: 40 inch, length: 825km)

•        Date of Gas Supply: May 1, 2013; daily gas production rate during the plateau period: 50,000ft3/day

•        The aforementioned investment is for the phase 1 development; the phase 2 ~ 4 developments will commence consequently approximately 10 years after the completion of the phase 1 development.

•        Main business areas: Upstream offshore business (offshore platform, subsea system), Middle stream offshore business (gas pipeline, onshore gas terminal)

•        Participants: Daewoo International (51%), ONGC Videsh Limited (17%), Myanmar Oil and Gas Enterprise (15%), GAIL (India) Limited (8.5%) and Korean Gas Corporation (8.5%)

Sale of Daewoo Cement (Shandong) Company Limited	July, 2011

1)      Purpose of the Sale : sale of non-core business, divestiture and collection of long term debt

2)      Other information

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; the separate disclosure regarding the sale price of Daewoo Cement (Shandong) Company Limited will be made when such information is available.

•        The sale price of all of the shares of Daewoo Cement (Shandong) Company Limited is KRW 37,422,000,000 as of December 27, 2000. At the end of March, 2012, the book value of all of the shares of Daewoo Cement (Shandong) Company Limited was KRW 41,600 million under the K-IFRS.

•        The official sale date of all of the shares of Daewoo Cement (Shandong) Company Limited has not been determined; actual sale date of all of the shares of Daewoo Cement (Shandong) Company Limited shall be set when the condition precedents of the share purchase agreement between Daewoo Cement (Shandong) Company Limited and a purchaser are satisfied.

•        Sale agreement can be nullified when condition precedents of the contract (i.e. government approvals, etc) are not satisfied.

Sale of Kyobo Life Insurance Co., Ltd. stake	August, 2012

1)      Purpose of the sale was to strengthen financial structure and secure the core investment plan

2)      Other information

•        The board of Directors resolved to sell the Kyobo Life Insurance Co., Ltd.’s stake, which amounts to KRW 1,205,400 million on August 8, 2012.

33

9. Research and Development

A. Rearch and Development ( “R&D”) Organization

Business Area	Company		Organization	Staff
Steel	POSCO	POSCO’s Department	Technical Research Laboratory	874
			New Growth Technology Strategy Department	32
			Iron and Steel Technology Strategy Department	74
			Environment and Energy Department	32
			Total	1,012
	POSCO Specialty Steel		R&D Group	21
	POSCO COATED & COLOR STEEL		Product Research Group	12
	POSCO AST CO., LTD.		Product Research Team	3
	Zhangjiagang Pohang Stainless Steel Co., Ltd.		Product Development Group	6
	POSCO Thainox Public Company Ltd.		Product development and research	6
Trade	DAEWOO International Corporation		Pusan Plant R&D Center Development Team	59
	Daewoo Paper Manufacturing Co., Ltd.		R&D Center New Product Development Team	8
Engineering & Construction	POSCO Engineering & Construction		R&D Center	91
	POSCO Engineering Company		R&D group	19
	POSCO Plant Engineering		Technology Innovation Group	10
	POSCO A&C		R&D Center, Quality Engineering Team	28
Others	POSCO ENERGY		Technology Strategy Department, Fuel Cell Department	69
	POSCO ICT		Information Control Lab	60
	POSCO CHEMTECH COMPANY		R&D Center	40
	POSCO M-TECH CO., LTD.		R&D Center	16
	POS-HiMETAL CO., Ltd.		Product Research Department	12
	PNR CO., Ltd.		Quality Innovation Department	3

34

B. R&D Expenses

		(In millions of KRW)
Category	Business Area
	Steel	Trade	Engineering & Construction	Others	Total
Selling and Administrative Cost	139,014	1,517	7,282	44,411	192,224
Manufacturing Cost	376,650	0	4,430	4,145	385,225
R&D Cost (Intangible Assets)	21,436	0	179	19,082	40,697
Total	537,100	1,517	11,891	67,638	618,146
R&D/Sales Ratio	1.52%	0.01%	0.25%	1.43%	0.97%

35

III. Financial Statements

1. Non-consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, and the Fiscal Year of 2012

	(In millions of KRW)
Account	2012	2011	2010
[Current Assets]	12,609,471	13,924,795	12,993,605
Cash & Cash equivalents	1,752,560	1,137,882	672,427
Trade Accounts & Notes Receivable(net)	4,087,030	4,220,242	3,548,448
Other Current Financial Instruments	1,323,539	1,381,463	2,754,319
Inventories	5,403,660	7,144,709	5,998,545
Other Current Assets	42,682	40,501	19,866
[Non-current Assets]	39,710,965	38,803,081	36,092,622
Other Non-current Financial Instruments	3,028,766	3,833,058	5,015,783
Investment in Subsidiaries and Associates	14,100,053	12,824,776	10,470,156
Tangible Assets	22,166,735	21,533,135	20,011,110
Good Will & Other Intangible Assets	293,841	222,896	229,137
Other Non-current Assets	121,570	389,216	366,436
Total Assets	52,320,436	52,727,876	49,086,227
[Current Liabilities]	4,543,512	5,015,145	6,051,454
[Non-current Liabilities]	8,612,376	10,114,715	7,011,278
Total Liabilities	13,155,888	15,129,860	13,062,732
[Capital Stock]	482,403	482,403	482,403
[Capital Surplus]	1,227,692	1,227,692	1,158,539

36

Account	2012	2011	2010
[Retained Earnings]	39,842,497	38,122,620	35,706,778
[Other Equity]	(2,388,044)	(2,234,699)	(1,324,225)
Total Shareholders’ Equity	39,164,548	37,598,016	36,023,495
Total Sales	35,664,933	39,171,703	32,582,037
Operating Income	2,789,597	4,196,028	4,784,518
Net Income	2,499,523	3,188,845	3,784,361
Earnings per share(KRW)	32,359	41,279	49,127

B. The Standards Used for Reporting the Financial Statements

The company prepared its financial statements and its Certified Public Accountant’s audit opinions on financial statements in accordance with the Korean—International Financial Reporting Standards (the “K-IFRS”).

C. Non-consolidated Financial Statements

(1)	Balance Sheet

Refer to the attached balance sheet for the fiscal year of 2012.

(2)	Income Statements

Refer to the attached income statement for the fiscal year of 2012.

(3)	The Note on the Financial Statement

Refer to the auditor’s note about the financial statement.

37

2. Consolidated Financial Statements

A. Summary on Fiscal Years of 2010, 2011, and the Fiscal Year of 2012

	(In millions of KRW)
Account	2012	2011	2010
[Current Assets]	31,566,116	33,556,911	27,672,377
Cash & Cash equivalents	4,680,526	4,598,682	3,521,045
Other Current Financial Instruments	3,846,433	3,656,270	4,383,302
Accounts Receivable	11,037,973	11,450,515	9,219,011
Inventories	10,584,646	12,283,644	9,559,206
Other Current Assets	1,416,538	1,567,800	989,813
[Non-current Assets]	47,699,735	44,851,927	41,746,049
Other Non-current Financial Instruments	4,669,868	5,125,672	6,417,038
Investment Securities	3,039,261	3,831,659	3,306,425
Tangible Assets	32,276,379	28,453,184	25,437,740
Good Will & Other Intangible Assets	5,662,361	5,244,928	4,619,169
Other Non-current Assets	2,051,866	2,196,484	1,965,677
Total Assets	79,265,851	78,408,838	69,418,426
[Current Liabilities]	19,775,001	19,605,357	18,276,777
[Non-current Liabilities]	17,061,432	18,073,561	12,604,482
Total Liabilities	36,836,433	37,678,918	30,881,259
[Controlling Interest]	39,454,142	38,356,350	36,575,685
Capital Stock	482,403	482,403	482,403
Capital Surplus	1,104,814	1,150,452	1,101,561
Retained Earnings	40,346,481	38,709,475	35,887,696
Other Controlling Interest	(2,479,556)	(1,985,980)	(895,975)
[Minority Interest]	2,975,276	2,373,570	1,961,482
Total Shareholders’ Equity	42,429,418	40,729,920	38,537,167
Total Sales	63,604,151	68,938,725	47,887,255
Operating Income	3,653,108	5,408,101	5,433,520
Consolidated Net Profit	2,385,607	3,714,286	4,185,651
[Controlling Interest]	2,462,081	3,648,136	4,105,623
[Minority Interest]	(76,474)	66,150	80,029
Consolidated Total Comprehensive Income	1,747,685	2,442,377	4,765,441
[Controlling Interest]	1,911,506	2,530,437	4,639,672
[Minority Interest]	((163,821)	(88,060)	125,769
Number of Consolidated Companies	218	220	173

38

B. The Standards Used for Reporting the Financial Statements

The Company prepared its financial statements in accordance with the Korean-International Financial Reporting Standards (the “K-IFRS”) and applied it to each Company’s final financial statements.

C. Consolidated Financial Statements

(1) Consolidated Balance Sheet

Refer to the attached consolidated balance sheet for the fiscal year of 2012.

(2) Consolidated Income Statements

Refer to the attached consolidated financial report for the fiscal year of 2012.

39

IV. CORPORATE GOVERNANCE AND COMPANY AFFILIATES

1. Overview of Corporate Governance

A. Board of Directors

(1)	Board of Directors

Our board of directors has the ultimate responsibility for management of our business affairs. Under our Articles of Incorporation, the board shall consist of five directors who also act as the executive officers (the “Inside Directors”) and six directors who are to be outside directors (the “Outside Directors”). Our shareholders elect both Inside Directors and Outside Directors at a general meeting of shareholders. Candidates for the Inside Directors are recommended to shareholders by the board of directors after the board reviews such candidates’ qualifications; candidates for the Outside Directors are recommended to the shareholders by a separate board committee consisted of three Outside Directors and one Inside Director (the “Director Candidate Recommendation Committee”) after the committee reviews such candidates’ qualifications. Any shareholder holding an aggregate of 0.5% or more of our outstanding shares with voting rights for at least six months may recommend candidates for Outside Directors to the Director Candidate Recommendation Committee.

Our board of directors maintains the following six special committees:

(a)	Director Candidate Recommendation Committee;

(b)	Evaluation and Compensation Committee;

(c)	Finance and Operation Committee;

(d)	Executive Management Committee;

(e)	Audit Committee; and

(f)	Related Party Transaction Committee.

40

Composition of the Special Committees under the Board of Directors and their Functions (as of December 31, 2012)

Category	Composition	Directors	Major Functions
Director Candidate Recommendation Committee	3 Outside Directors; 1 Inside Director	Lee, Young-Sun (Chairman) Han, Joon-Ho Lee, Chang-Hee Kim, Joon-Sik

•   Reviews the qualifications of potential candidates for Directors

•   Proposes nominees for the Outside Directors

•   Advances the nomination process for the Inside Directors and members of the special committees

Evaluation and Compensation Committee	4 Outside Directors	Byun, Dae-Gyu (Chairman) Han, Joon-Ho Nam, YongPark, Sang-Kil	• Executes management succession and development plans • Establishes evaluation procedures of directors • Reviews the retirement procedures and distribution of the allowance for directors
Finance and Operation Committee	3 Outside Directors; 2 Inside Directors	Nam, Yong (Chairman) Byun, Dae-Gyu James B. Bemowski Cho, Noi-Ha Park, Ki-Hong

•   Advances deliberation of new investments in other companies

•   Revises the internal regulations regarding the operation of the Board of Directors

•   Deliberates financial matters and donations from the range of KRW 100 million and KRW 1 billion

Audit Committee	3 Outside Directors	Lee, Chang-Hee (Chairman) Park, Sang-Kil Lee, Young-Sun

•   Audits the accounting system and business operations

•   Examines the agenda for financial statements and other reports to be submitted by the Board of Directors at each general meeting of shareholders

Related Party Transactions Committee	3 Outside Directors	Lee, Chang Hee (Chairman) Park, Sang-Kil Lee, Young-Sun

•   Reviews matters related to the internal transactions under the MRFTA.-Holds preliminary review on internal transactions exceeding the amount of KRW 10 billion.

•   Holds a deliberation hearing on internal transactions exceeding KRW 3 billion but less than 10 billion.

Executive Management Committee	5 Inside Directors	Chung, Joon-Yang (Chairman) Park, Han-Yong Cho, Noi-Ha Park, Ki-Hong Kim, Joon-Sik

•   Oversees decisions with respect to our operational and management matters

•   Reviews management’s proposal for new strategic initiatives

•   Reviews deliberation over critical internal matters related to the organization structure and development of personnel

•   Reviews and revises work and welfare policies

41

Changes after December 31, 2012

•	Composition of the Special Committees (as of March 22, 2013)

•	Director Candidate Recommendation Committee: Lee, Chang-Hee(Chairman), James B. Bemowski, Shin, Chae-Chol, Kim, Yeung Gyu

•	Evaluation and Compensation Committee: Han, Joon-Ho(Chairman), Lee, Young-Sun, Shin, Chae-Chol, Lee, Myung-Woo

•	Finance and Operation Committee: Han, Joon-Ho(Chairman), James B. Bemowski, Lee, Myung-Woo, Park, Ki-Hong, Kim, Joon-Sik

•	Audit Committee: Lee, Chang-Hee(Chairman), Lee, Young-Sun, Shin, Chae-Chol

•	Related Party Transactions Committee: Lee, Chang-Hee(Chairman), Lee, Young-Sun, Shin, Chae-Chol

•	Executive Management Committee: Chung, Joon-Yang(Chairman), Park, Ki-Hong, Kim, Joon-Sik, Chang, In-Hwan, Kim, Yeung Gyu

(2)	Establishment and Composition of the Director Candidate Recommendation Committee

(a)	Established the Director Candidate Recommendation Committee (March 17, 2000)

(b)	Changed the name from the Director Candidate Recommendation Committee to the Director Candidate Recommendation and Evaluation Committee (March 15, 2002)

(c)	Changed the name from the Director Candidate Recommendation and Evaluation Committee to the Director Candidate Recommendation Committee (March 12, 2004)

(3)	List of Outside Directors (as of December 31, 2012)

Name	Experience	Relation with Majority Shareholder	Remarks

Han, Joon-Ho	• CEO and Vice Chairman, Samchully Co., Ltd. • Former Chairman and CEO, Korea Electric Power Corporation	None	Chairman Board of Directors

Lee, Young-Sun	• Former President of Hallym University • Former Professor of Yonsei University	None

Lee, Chang Hee	• Professor of College of Law, Seoul National University • Former International Director, Tax Law Association	None

Nam, Yong	• Former Vice Chairman and CEO, LG Electronics • Former President of Strategic Business Initiatives, LGCorporation Co., Ltd • Former President and CEO, LG Telecom, Ltd.	None

42

Name	Experience	Relation with Majority Shareholder	Remarks
Byun, Dae-Gyu	• Chairman and CEO, Humax Co., Ltd. • Member of National Science and Technology Council • Full member of the National Academy of Engineering of Korea	None

Park, Sang-Kil	• Attorney at Law, Kim and Chang • Prosecutor General, Daejeon High Prosecutor’s Office • Prosecutor General, Busan High Prosecutor’s Office	None

James B. Bemowski	• Vice Chairman & CEO, Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

Changes after December 31, 2012

•	List of Outside Directors (as of March 22, 2013)

Name	Experience	Relation with Majority Shareholder	Remarks

Lee, Young-Sun	• President of Hallym University • Professor of Yonsei University	None	Chairman Board of Directors

Han, Joon-Ho	• (Present) CEO and Vice Chairman, Samchully Co., Ltd. • Chairman and CEO, Korea Electric Power Corporation	None

Lee, Chang Hee	• (Present) Professor of College of Law, Seoul National University • International Director, Tax Law Association	None

43

Name	Experience	Relation with Majority Shareholder	Remarks
James B. Bemowski	• Present) Vice Chairman & CEO, Business Operations, Doosan Corporation • Senior Executive Vice President and Chairman of SBB Mutual Southern Bank Berhad, Malaysia • Senior Partner, McKinsey & Company	None

Shin, Chae-Chol	• President and Representative Director, LG CNS • President and Representative Director, IBM Korea	None

Lee, Myoung-Woo	• (Present) Professor, HanYang University • Outside Director, YES24(’11.3~’14.3) • Vice Chairman, Iriver • CEO, SONY Korea	None

(4)	List of Key Activities of the Board of Directors (January 1, 2012 ~ December 31, 2012)

Session	Date	Agenda	Approval
2012-1	January 17

1. Approval of the financial statements for the forty-fourth fiscal year and the convocation schedule for the forty-fourth general meeting of shareholders

2. Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION

3. Contribution plan for Pohang Scholarship Foundation

4. Contribution plan for POSCO Employee Welfare Fund

5. Investment plan for Roy Hill iron ore project (2nd Phase)

6. Investment for the establishment of POSCO-Africa

7. Contribution of the thermal surveillance equipment for Young-Il Bay

8. Recommendation of a candidate for the Inside Director position (Candidate for the Chief Executive Officer)

All 8 Cases Approved

2012-2	February 23

1. Recommendation of candidates for the Inside Director position (Excluding the candidate for the Chief Executive Officer)

2. Payment of special remuneration for meritorious services to the Late

Honorary Chairman Park, Tae-Joon

3. Agenda for the forty-fourth general meeting of shareholders

All 3 Cases Approved

2012-3	March 16

1. Appointment of the chairman of the Board of Directors

2. Appointment of the special committee members

3. Approval of the designation of the Chief Executive Officer

4. Approval of designation of Representative Directors and Inside Directors

5. Contribution to the Foundation for Supporting Victims of Compulsory Mobilization by Japan

All 5 Cases Approved

44

2012-4	May 11

1. Amendment to the operating regulations for the Board of Directors’ Meeting

2. Appointment of a compliance officer & establishment of the compliance standards

3. Contribution to POSCO Educational Foundation

4. Contribution to Benefit Sharing Performance Reward

5. Plan for the transaction with Daewoo International in 2012

6. Change of the long-term incentives payment method

All 6 Cases Approved

2012-5	August 10

1. Disposal plan of POSCO Specialty Steel Co., Ltd.’s securities hold by POSCO for initial public offering of POSCO Specialty Steel Co., Ltd,

2. In-kind contribution for the district heating business in Pohang

3. Investment plan for the Coburn Zircon/Titanium project

4. Distribution of 2012 interim dividend

5. Business plan of POSCO Process & Service Co., Ltd. for the fiscal year of 2012

All 5 Cases Approved

2012-6	November 9	1. Restructuring the subsidiaries of POSCO 2. Participation in the acquisition bid of ArcelorMittal Mines Canada 3. Execution of a Lease Agreement with POSCO CHEMTECH, a Domestic Affiliate of POSCO	All 3 Cases Approved

2012-6	December 14

1. Mid-range business strategy 2015

2. Business plan for the fiscal year of 2012

3. Disposal of the investment securities

4. Contribution plan for POSCO Employee Welfare Fund

5. Year-end contribution to a charity fund

All 5 Cases Approved

List of Key Activities after December 31, 2012

Session	Date	Agenda	Approval
2013-1	February 7	1. Approval of the financial statements for the 45th fiscal year and the convocation schedule for the 45th general meeting of shareholders 2. Plan for Disposal of Treasury Stocks as Employee Award	All 2 Cases Approved

2013-2	February 28

1. Decide to file for judicial review of administrative actions of a cease and desist order and fine imposed by Fair Trade Commission

2. Recommendation of candidates for the Inside Director position

(Excluding the candidate for the Chief Executive Officer)

3. Agenda for the 45th general meeting of shareholders

All 3 Cases Approved

2013-3	March 22	1. Appointment of the chairman of the Board of Directors 2. Appointment of the special committee members 3. Approval of designation of Representative Directors and Inside Directors	All 3 Cases Approved

45

Major Activities of the Outside Directors on the Board of Directors (January 1, 2012 ~ December 31, 2012)

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2012-1	January 17	7 (7)
2012-2	February 23	7 (7)
2012-3	March 16	7 (7)
2012-4	May 11	6 (7)
2012-5	August 10	6 (7)
2012-6	November 9	7 (7)
2012-7	December 14	7 (7)

Major Activities of the Outside Directors after December 31, 2012

Session	Date	Participation of the Outside Directors (the Number of total members)	Remarks
2013-1	February 2	7 (7)
2013-2	February 28	7 (7)
2013-3	March 22	6 (6)

(5)	Composition of the Special Committees and their Activities

(a)	Major Activities of Director Candidate Recommendation Committee (January 1, 2012 ~ March 16, 2012)

Date	Agenda	Approval
February 21	1. Assessment of qualifications of the Inside Directors 2. Assessment of qualifications and recommendation of the Outside Directors	— Approved

March 16	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

Major Activities after March 16, 2012

Date	Agenda	Approval
December 14	1. Management plan of the advisory group for the recommendation of The Outside Director candidates	Approved

February 7, February 13	1. Assessment of qualifications and recommendation of the Outside Directors	Approved

February 28	1. Assessment of qualifications and recommendation of the Outside Directors 2. Assessment of the Inside Directors	Approved —

March 22	1. Appointment of the special committee members 2. Approval of the designation of positions for the Representative Directors and Inside Directors	— —

46

(b)	Major Activities of Evaluation and Compensation Committee (January 1, 2012 ~ March 16, 2012)

Date	Agenda	Approval
January 17	Evaluation of the management result for the fiscal year of 2011	Approved

February 23	Payment of special remuneration for meritorious services to the Late Honorary Chairman Park, Tae-Joon	—

Major Activities after March 16, 2012

Date	Agenda	Approval
May 11	1. Change of the long-term incentives payment method	—

February 7	1. Evaluation of the management result for the fiscal year of 2012	Approved

(c)	Major Activities of Finance and Operation Committee (January 1, 2012 ~ March 16, 2012)

Date	Agenda	Approval
January 16

1. Investment plan for Roy Hill iron ore project (2nd Phase)

2. Investment for the establishment of POSCO-Africa

3. Contribution of the thermal surveillance equipment for Young-Il Bay

4. Increased the upper limit for the guaranteed amount for POSCO Assan TST

5. Contribution to Disaster Relief Fund

— — — Approved Approved

May 11

1. Amendment to the operating regulations for the Board of Directors’ Meeting

2. Contribution to Benefit Sharing Performance Reward

3. Participation in the project to support the partnerships for the purpose of productivity innovation among large and small companies

4. Donation to 2012 Pyongchang Winter Special Olympics Organizing Committee

— — Approved — Approved

August 10	Investment plan for the Coburn Zircon/Titanium project	—

November 9	1. Participation in the acquisition bid of ArcelorMittal Mines Canada 2. Contribution plan for The Korea Society 3. Contribution plan for Science without Borders	— Approved Approved

47

Major Activities after March 16, 2012

Date	Agenda	Approval
May 11

1. Amendment to the operating regulations for the Board of Directors’ Meeting

2. Contribution to Benefit Sharing Performance Reward

3. Participation in the project to support the partnerships for the purpose of productivity innovation among large and small companies

4. Donation to 2012 Pyongchang Winter Special Olympics Organizing Committee

— — Approved Approved

August 10	Investment plan for the Coburn Zircon/Titanium project	—

November 9	1. Participation in the acquisition bid of ArcelorMittal Mines Canada 2. Contribution plan for The Korea Society 3. Contribution plan for Science without Borders	— Approved Approved

December 14	1. Disposal of the investment securities 2. Upper threshold for the credit line for the fiscal year of 2013 3. Year-end contribution to a charity fund	— Approved —

February 7	1. Share Kun-pledge related to Heat recovery business from wastewater in Tancheon	Approved

(d)	Major Activities of Related Party Transaction Committee (January 1, 2012 ~ March 16, 2012)

Date	Agenda	Approval
January 16

1. Plan for a capital increase in POSTECH VENTURE CAPITAL CORPORATION

2. Contribution plan for the Pohang Scholarship Foundation

3. Contribution plan for the POSCO Employee Welfare Fund

4. Review of the operation of the Fair Trading Program

— — —

May 10	Contribution to POSCO Educational Foundation	—

August 9

1. Reporting the operation of the Fair Trading Program for the first half of fiscal year of 2012

2. In-kind contribution for the district heating business in Pohang

3. Participation in a capital increase of POSCO ENERGY Corporation

— — Approved

November 8	Lease Agreement with POSCO CHEMTECH, a Domestic Affiliate of POSCO	—

Major Activities after March 16, 2012

48

Date	Agenda	Approval
May 10	1. Contribution to POSCO Educational Foundation	—

August 9

1. Reporting the operation of the Fair Trading Program for the first half of fiscal year of 2012

2. In-kind contribution for the district heating business in Pohang

3. Participation in a capital increase of POSCO ENERGY Corporation

— — Approved

November 8	1. Lease Agreement with POSCO CHEMTECH, a Domestic Affiliate of POSCO	—

December 12	1. Contribution plan for POSCO Employee Welfare Fund	—

February 6	1. Review of the operation of the Fair Trading Program	—

(e)	Major Activities of Executive Management Committee (January 1, 2012 ~ March 28, 2013)

Session	Date	Agenda	Approval
2012-1	January 31

1. Plan for POSPIA 3.0 business

2. Plan for the sale of technology to PT.KRAKATAU POSCO

3. Increase of investment amount for the establishment of a hot-rolled steel coil production line at Gwangyang Steel Works

Approved Approved Approved

2012-2	April 3	1. Disposal of the investment securities to improve the financial soundness	Approved

2012-3	May 4	1. Plan for capital increase in POSTECH VENTURE CAPITAL CORPORATION	Approved

2012-4	June 7

1. Establishment of Taein #2 bridge in Gwangyang

2. Disposal of the education facilities purchased for improvement of global ability

3. Closing of the shareholder book for the distribution of 2012 interim dividend

Approved Approved Approved

2012-5	July 3	In-kind contribution for the district heating business in Pohang	—

2012-6	August 7	1. Disposal plan of POSCO Specialty Steel Co., Ltd.’s securities hold by POSCO for initial public offering of POSCO Specialty Steel Co., Ltd, 2. Plan for the Fe powder business	— Approved

2012-7	September 4	1. Establishment plan for a overseas processing center in 2012	Approved

2012-8	October 4	1. Maintenance of (1) POSCO Heavy Standard Reduction Process in Gwangyang and (2) quality control equipments for plates in Pohang 2. Disposal plan of investment securities	Approved Approved

2012-9	November 6	1. Plan for capital increase in Dalian POSCO Steel	Approved

2012-10	December 3	1. Plan for sale of Technology to five oversees subsidiaries 2. Investment for developing a welding machine for Thick Steel Plate	Approved Approved

2013-1	March 5	1. Disposal of Treasury Stocks as Employee Award	Approved

49

B. Audit Committee

Under the Korean laws and our Articles of Incorporation, we are required to have an audit committee (the “Audit Committee”). The Audit Committee may be composed of three or more directors; all members of the Audit Committee must be of Outside Directors. Members of the Audit Committee must also meet the applicable independent criteria set forth under the rules and regulations of the Financial Investment Services and Capital Markets Act. Members of the Audit Committee are elected by the shareholders at the general meeting of shareholders. Our current Audit Committee is composed of three Outside Directors. Members of our Audit Committee are Lee, Chang-Hee (Chairman), Lee, Young-Sun and Shin, Chae-Chol.

The duties of the Audit Committee include:

•	Engaging independent auditors;

•	Approving independent audit fees;

•	Approving audit and non-audit services;

•	Reviewing annual financial statements;

•	Reviewing audit results and reports, including management comments and recommendations;

•	Reviewing our system of controls and policies, including those covering conflicts of interest and business ethics;

•	Reviewing and approving all related party transactions; and

•	Examining improprieties or suspected improprieties.

Moreover, in connection with the general meeting of shareholders, the Audit Committee examines the agenda, financial statements and other reports to be submitted by the Board of Directors at each general meeting of stockholders. Our internal and external auditors report directly to the Audit Committee. The committee holds its regular meetings at least once each quarter and more frequently if needed.

(1)	Composition of the Audit Committee (Auditors)

Name	Qualifications	Remarks
Lee, Chang-Hee	Satisfies the requirements	Chairman
Lee, Young-Sun	stipulated in the articles of
Park, Sang-Kil	incorporation

Changes After December 31, 2012

•	Shin, Chae-Chol was newly appointed (by the Court) on April 12, 2013 as a temporary member of Audit Committee.

50

(2)	Major Activities of the Audit Committee (Auditors)

Session	Date	Agenda	Approval
2012-1	January 16	• Report Agenda • Reporting of the operations of the internal accounting control system for the fiscal year of 2011
2012-2	February 13

•   Deliberation Agenda

•   Assessment of the operations of the internal accounting control system for the fiscal year of 2011

•   Internal audit result for the non-consolidated financial statements of the fiscal year of 2011

•   Report Agenda

•   Audit result for the non-consolidated financial statements of the fiscal year of 2011 by external auditors

•   Compensation for damages for the acquisition of Daewoo International

Approved Approved
2012-3	February 23	• Deliberation Agenda • Internal audit result for the revised financial statements of the fiscal year of 2011	Approved
2012-4	March 16	• Deliberation Agenda • Appointment of a chairman of the Audit Committee	Approved
2012-5	March 22

•   Deliberation Agenda

•   Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries

•   Report Agenda

•   External audit result for the fiscal year of 2011 (Consolidated)

•   Internal audit result for the fiscal year of 2011 (Consolidated)

Approved
2012-6	May 10

•   Deliberation Agenda

•   Revision of the regulation of the Audit Committee

•   Approval of non-audit services for POSCO Specialty Steel Co., Ltd.

•   Approval of non-audit services for POSCO Research Institute

•   Report Agenda

•   Approval of audit service for POSCO Thainox Co., Ltd.

•   Internal audit result for the first quarter of 2012(Consolidated)

•   External audit result for the first quarter of 2012(Consolidated)

•   Audit result of Form 20-F for the fiscal year 2011

•   Audit plans for the fiscal year of 2012

Approved Approved Approved

51

Session	Date	Agenda	Approval
2012-7	August 9

•   Deliberation Agenda

•   Approval of non-audit services for POSCO E&C Co., Ltd.

•   Report Agenda

•   Approval of audit and non-audit services for POSCO Specialty Steel Co., Ltd.

•   Internal audit result for the second quarter of 2012(Consolidated)

•   External audit result for the second quarter of 2012(Consolidated)

•   Reporting result of audit for the first half of the fiscal year 2012

Approved
2012-8	November 8

•   Deliberation Agenda

•   Approval of audit and non-audit services for Tancheon E&E Co., Ltd.

•   Report Agenda

•   Internal audit result for the third quarter of 2012 (Consolidated)

•   External audit result for the third quarter of 2012 (Consolidated)

Approved
2012-9	December 13

•   Deliberation Agenda

•   Assessment of operations of the Audit Committee in the fiscal year of 2012

•   Report Agenda

•   Internal Audit result for the second half of the fiscal year of 2012

•   Assessment of the operations of the external auditors in the fiscal year of 2012

•   Assessment of directors’ and employees’ observance of ethics in the fiscal year of 2012

Approved
2013-1	February 6

•   Deliberation Agenda

•   Approval of audit and non-audit services for the review of revenue in 2012

•   Report Agenda

•   Reporting of the operations of the internal accounting control system for the fiscal year of 2012

Approved
2013-2	February 27

•   Deliberation Agenda

•   Assessment of the operations of the internal accounting control system for the fiscal year of 2012

•   Internal audit result for the fiscal year of 2012 (Consolidated)

•   Report Agenda

•   External audit result for the fiscal year of 2012 (Consolidated)

Approved
2013-3	March 21	• Deliberation Agenda • Approval of audit and non-audit services for POSCO and POSCO’s subsidiaries	Approved

52

C.	Voting Rights by Shareholders

(1)	The Cumulative Voting System: The cumulative voting system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

(2)	Voting by Mail: The voting-by-mail system was introduced at the thirty sixth general meeting of shareholders on March 12, 2004.

D.	Compensation of Directors and Officers

(1)	Directors’ (including Outside Directors) and the Audit Committee members’ (Auditors’) Salaries

				(In KRW)
Category	Total Numbers	Total Payment	Ceiling Amount Approved at the Shareholders Meeting	Remarks
Inside Director	5	5,706 million	7 billion	—
Outside Director	4	621 million		—
Members of the Audit Committee	3	385 million		—
Total	12	6,712 million		—

Payment Period: January 1, 2012 ~ December 31, 2012.
Outside Directors also serving as the members of the Audit Committee are excluded in the count for the Outside Director.

(2)	List of Stock Options Presented to the Executives(As of December 31, 2012)

							(In KRW)
Date of Grant	Name	Number of Share				Exercising Period	Exercising Price
		Grant	Exercise		Remaining
April 28, 2005	Yong Ghul Yoon Noi Ha Cho Wook Sun Charles Ahn Jong Doo Choi	10,000 10,000 2,000 2,000 2,000	10,000 10000 2,000 2000 2,000	- - -	— — — — —	April 29, 2007 ~ April 28, 2012	194,900
	Total	26,000	26,000		—	—	—

Exercise of the stock option ended on the final day of the stock options exercise period. (April 28, 2012).

53

Exhibit 99.1B

POSCO

Separate Financial Statements

December 31, 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying separate statements of financial position of POSCO (the “Company”) as of December 31, 2012 and 2011 and the related separate statements of comprehensive income, changes in equity and cash flows for the years then ended. Management is responsible for the preparation and fair presentation of these separate financial statements in accordance with Korean International Financial Reporting Standards. Our responsibility is to express an opinion on these separate financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the separate financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

In our opinion, the separate financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended, in conformity with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying separate financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

Seoul, Korea

March 12, 2013

This report is effective as of March 12, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

2

POSCO

Separate Statements of Financial Position

As of December 31, 2012 and 2011

(in millions of Won)	Notes	December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents	5,19	￦	1,752,560	1,137,882
Trade accounts and notes receivable, net	6,19,33		4,087,030	4,220,242
Other receivables	7,19,33		393,223	330,629
Other short-term financial assets	7,19,33		930,316	1,050,834
Inventories	8		5,403,660	7,144,709
Assets held for sale	12		—	16,887
Other current assets	9		42,682	23,612

Total current assets			12,609,471	13,924,795

Long-term trade accounts and notes receivable, net	6,19,33		274	24
Other receivables	7,19,33		58,732	57,937
Other long-term financial assets	7,19,33		2,970,033	3,775,121
Investments in subsidiaries and associates	10		14,100,053	12,824,776
Investment property, net	11		110,526	117,418
Property, plant and equipment, net	12		22,166,735	21,533,135
Intangible assets, net	13		293,841	222,896
Other long-term assets	9		10,771	271,774

Total non-current assets			39,710,965	38,803,081

Total assets		￦	52,320,436	52,727,876

See accompanying notes to the separate financial statements.

3

POSCO

Separate Statements of Financial Position, Continued

As of December 31, 2012 and 2011

(in millions of Won)	Notes	December 31, 2012		December 31, 2011
Liabilities
Trade accounts payable	19,33	￦	978,581	1,395,846
Short-term borrowings	6,14,19		2,116,540	2,294,380
Other payables	15,19,33		1,253,389	1,055,510
Other short-term financial liabilities	15,19,33		33,543	33,788
Current income tax liabilities	31		84,355	182,715
Provisions	16		6,239	4,451
Other current liabilities	18		70,865	48,455

Total current liabilities			4,543,512	5,015,145

Long-term borrowings	7,14,19		7,487,234	9,338,016
Other payables	15,19		113,602	106,489
Other long-term financial liabilities	15,19		88,130	40,810
Defined benefit liabilities	17		140,256	176,648
Deferred tax liabilities	31		779,312	448,552
Other long-term liabilities	18		3,842	4,200

Total non-current liabilities			8,612,376	10,114,715

Total liabilities			13,155,888	15,129,860

Shareholders’ equity
Share capital	20		482,403	482,403
Capital surplus	20		1,227,692	1,227,692
Accumulated other comprehensive income	21		3,362	156,707
Treasury shares	22		(2,391,406)	(2,391,406)
Retained earnings	23		39,842,497	38,122,620

Total shareholders’ equity			39,164,548	37,598,016

Total liabilities and shareholders’ equity		￦	52,320,436	52,727,876

See accompanying notes to the separate financial statements.

4

POSCO

Separate Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(in millions of Won, except per share information)	Notes	2012		2011
Revenue	24,33	￦	35,664,933	39,171,703
Cost of sales	26,30,33		(31,041,900)	(33,077,807)

Gross profit			4,623,033	6,093,896
Selling and administrative expenses
Administrative expenses	19,25,26,30		(853,908)	(846,332)
Selling expenses	25,26,30		(979,528)	(917,182)

Operating profit	27		2,789,597	4,330,382

Finance income and costs
Finance income	19,28		1,356,539	1,240,359
Finance costs	19,28		(759,291)	(1,370,668)

Other non-operating income and expenses
Other non-operating income	27,29,33		69,737	45,640
Other non-operating expenses	19,27,29,30,33		(334,301)	(179,993)

Profit before income tax			3,122,281	4,065,720
Income tax expense	31		(622,758)	(876,875)

Profit for the period			2,499,523	3,188,845
Other comprehensive income
Net changes in the unrealized fair value of available-for-sale investments, net of tax	21		(153,345)	(922,331)
Defined benefit plan actuarial losses, net of tax	17		(45,824)	(2,145)

Total comprehensive income, net of tax		￦	2,300,354	2,264,369

Basic and diluted earnings per share	32	￦	32,359	41,279

See accompanying notes to the separate financial statements.

5

POSCO

Separate Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

(in millions of Won)	Share capital		Capital surplus	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
Balance as of January 1, 2011	￦	482,403	1,158,539	1,079,038	(2,403,263)	35,706,778	36,023,495
Comprehensive income :
Profit for the period		—	—	—	—	3,188,845	3,188,845
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	(922,331)	—	—	(922,331)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(2,145)	(2,145)

Total comprehensive income		—	—	(922,331)	—	3,186,700	2,264,369

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(577,747)	(577,747)
Interim dividends		—	—	—	—	(193,111)	(193,111)
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306

Balance as of December 31, 2011	￦	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016

	Share capital		Capital surplus	Accumulated other comprehensive income	Treasury shares	Retained earnings	Total
Balance as of January 1, 2012	￦	482,403	1,227,692	156,707	(2,391,406)	38,122,620	37,598,016
Comprehensive income :
Profit for the period		—	—	—	—	2,499,523	2,499,523
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	(153,345)	—	—	(153,345)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(45,824)	(45,824)

Total comprehensive income		—	—	(153,345)	—	2,453,699	2,300,354

Transactions with owners of the Company, recognized directly in equity :
Year-end dividends		—	—	—	—	(579,333)	(579,333)
Interim dividends		—	—	—	—	(154,489)	(154,489)

Balance as of December 31, 2012	￦	482,403	1,227,692	3,362	(2,391,406)	39,842,497	39,164,548

See accompanying notes to the separate financial statements.

6

POSCO

Separate Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(in millions of Won)	Notes	December 31, 2012		December 31, 2011
Cash flows from operating activities
Profit for the period		￦	2,499,523	3,188,845
Adjustments for :
Costs for defined benefit plans			107,107	129,600
Depreciation			1,840,807	1,738,466
Amortization			40,386	34,757
Finance income			(1,079,341)	(743,797)
Finance costs			542,944	763,976
Gain on disposal of property, plant and equipment			(27,688)	(10,840)
Loss on disposal of property, plant and equipment			84,990	60,174
Loss on disposal of investments in subsidiaries and associates			17,575	—
Income tax expense			622,758	876,875
Others, net			18,900	32,955
Changes in operating assets and liabilities	35		1,470,440	(1,958,361)
Interest received			111,309	122,212
Interest paid			(443,470)	(378,490)
Dividends received			175,556	267,316
Income taxes paid			(310,907)	(937,198)

Net cash provided by operating activities		￦	5,670,889	3,186,490

Cash flows from investing activities	36
Proceeds from disposal of short-term financial instruments			3,182,714	5,108,712
Proceeds from disposal of available-for-sale investments			601,185	392,619
Collection of long-term loans			18,754	14,760
Proceeds from disposal of investment in subsidiaries and associates			37,134	22,125
Proceeds from disposal of property, plant and equipment			29,323	1,549
Proceeds from disposal of assets held for sale			3,378	—
Acquisition of short-term financial investments			(2,982,224)	(3,731,276)
Acquisition of available-for-sale investments			(130,845)	(245,389)
Issuance of long-term loans			(12,687)	(20,039)
Acquisition of investment in subsidiaries and associates			(1,056,628)	(2,275,307)
Acquisition of property, plant and equipment			(2,494,862)	(3,304,376)
Acquisition of intangible assets			(92,776)	(25,499)
Others			747	—

Net cash used in investing activities		￦	(2,896,787)	(4,062,121)

See accompanying notes to the separate financial statements.

7

POSCO

Separate Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(in millions of Won)	Notes	December 31, 2012		December 31, 2011
Cash flows from financing activities	36
Proceeds from borrowings			3,855,933	5,693,070
Proceeds from long-term financial liabilities			3,033	3,781
Proceeds from disposal of treasury shares			—	164,384
Repayment of borrowings			(5,281,336)	(3,686,447)
Repayment of long-term financial liabilities			(3,674)	(3,757)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(733,380)	(770,858)

Net cash provided by (used in) financing activities		￦	(2,159,424)	1,338,877

Effect of exchange rate changes on cash held			—	2,210

Net increase in cash and cash equivalents			614,678	465,456
Cash and cash equivalents
Cash and cash equivalents at beginning of the period			1,137,882	672,426

Cash and cash equivalents at end of the period		￦	1,752,560	1,137,882

See accompanying notes to the separate financial statements.

8

POSCO

Notes to the Separate Financial Statements

As of December 31, 2012

1. Reporting Entity

POSCO (the “Company”) is the largest steel producer in Korea which was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and overseas markets.

The shares of the Company have been listed on the Korea Exchange since 1988. The Company owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea, and it also operates internationally through nine of its overseas liaison offices.

As of December 31, 2012 and 2011, major shareholders are as follows:

	2012		2011
Shareholder’s name	Number of shares	Ownership (%)	Number of shares	Ownership (%)
National Pension Service	5,225,654	5.99%	5,937,323	6.81%
Nippon Steel & Sumitomo Metal Corporation (*1)	4,394,712	5.04%	4,394,712	5.04%
SK Telecom Co., Ltd.	—	—	2,481,310	2.85%
KB Financial Group Inc. and subsidiaries	1,919,773	2.20%	—	—
Pohang University of Science and Technology	1,905,000	2.18%	1,905,000	2.18%
Shinhan Financial Group Inc. and subsidiaries	1,845,054	2.12%	1,870,879	2.15%
Others	71,896,642	82.47%	70,597,611	80.97%

	87,186,835	100.00%	87,186,835	100.00%

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

As of December 31, 2012, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

2. Statement of Compliance

Statement of compliance

The separate financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations.

These financial statements are separate financial statements prepared in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements” presented by a parent, an investor in an associate or a venture in a jointly controlled entity, in which the investments are accounted for on the basis of the direct equity interest rather than on the basis of the reported results and net assets of the investees.

9

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Basis of measurement

The separate financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a)	Derivatives instruments are measured at fair value

(b)	Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c)	Available-for-sale financial assets are measured at fair value

(d)	Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These separate financial statements are presented in Korean won, which is the Company’s functional currency and the currency of the primary economic environment in which the Company operates.

Use of estimates and judgements

The preparation of the financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the separate financial statements is included in the following notes:

•	Note 7—Other Financial Assets

•	Note 11—Investment Property, Net

•	Note 12—Property, Plant and Equipment, Net

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year are included in the following notes:

•	Note 17—Employee Benefits

•	Note 34—Commitments and Contingencies

10

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Changes in accounting policies

(a)	Changes in accounting policies

1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No. 1107, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosure of the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial asset that are not derecognized in their entirety. If the Company derecognizes transferred financial assets but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

2)	Presentation of financial statements

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the statement of comprehensive income.

Additionally, in the notes to the financial statements (note 27), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

11

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Impact of change in accounting policy

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(in millions of Won)	2012		2011
Operating profit before adoption of the amendment	￦	2,525,033	4,196,029
Add
Loss on disposals of property, plant, and equipment		84,990	60,174
Reversal of other bad debt expenses		—	(51)
Impairment loss of property, plant, and equipment		—	24,816
Loss on disposals of other long-term assets		131	—
Impairment loss of intangible assets		6,495	—
Loss on disposals of intangible assets		617	320
Donations		62,684	50,787
Idle tangible assets expenses		30,743	16,568
Impairment loss of investment in subsidiaries and associates		1,102	—
Loss on disposals of investment in subsidiaries and associates		17,575	—
Loss on disposals of assets held for sale		9,391	—
Miscellaneous loss		120,573	27,379

		334,301	179,993

Deduct
Gain on disposals of property, plant, and equipment		(27,688)	(10,840)
Gain on disposals of other long-term assets		(213)	—
Gain on disposals of intangible assets		—	(38)
Gain on disposals of investment in subsidiaries and associates		(8,693)	(719)
Reversal of impairment of property, plant, and equipment		(1,606)	—
Gain on disposals of assets held for sale		(1,150)	—
Miscellaneous income		(30,387)	(34,043)

		(69,737)	(45,640)

Operating profit after adoption of the amendment	￦	2,789,597	4,330,382

Approval of financial statements

The separate financial statements were authorized for issue by the Board of Directors on February 7, 2013, which will be submitted for approval at the shareholders’ meeting to be held on March 22, 2013.

12

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its separate financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Investments in subsidiaries and associates

These separate financial statements are prepared and presented in accordance with K-IFRS No. 1027 “Consolidated and Separate Financial Statements”. The Company applied the cost method to investments in subsidiaries, associates and joint ventures in accordance with K-IFRS No. 1027. Dividends from a subsidiary or associate are recognized in profit or loss when the right to receive the dividend is established.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value is initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

13

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the separate statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity financial assets. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

14

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(e)	Derecognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the separate statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

15

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities that are expected to be recovered primarily through sale rather than through continuing use are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of an asset or disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

16

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Subsequent to initial recognition, while an item of property, plant and equipment, except land, which shall be carried at its cost less any accumulated depreciation, any accumulated impairment losses and government grants, land is carried at cost initially measured.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	20-40 years
Structures	20-40 years
Machinery and equipment	15 years
Vehicles	4-9 years
Tools	4 years
Furniture and fixtures	4 years
Lease assets	18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

17

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development cost	4 years
Port facilities usage rights	2-75 years
Other intangible assets	4-20 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

18

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

19

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following events:

(a)	significant financial difficulty of the issuer or obligor

(b)	a breach of contract, such as a default or delinquency in interest or principal payments

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization

(e)	the disappearance of an active market for that financial asset because of financial difficulties

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an equity instrument classified as available-for-sale, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

20

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

21

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use and its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Any impairment identified at the CGU level is used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss.

22

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the separate statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities.

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

1)	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

2)	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the separate statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

23

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive obligation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(c)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

24

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

25

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

26

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint venture, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

27

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s separate financial statements is not significant.

(a)	Amendments to K-IFRS No. 1019 “Employee Benefits”

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013.

(b)	K-IFRS No. 1113 “Fair Value Measurement”

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013.

(c)	Amendments to K-IFRS No. 1001 “Presentation of Financial Statements”

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

28

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these separate financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

29

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s Treasury Department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

1)	Currency risk

The Company is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Company, Korean Won. The Company’s management monitors currency risk regularly for hedging foreign exchange exposure.

30

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

The equity attributable to owners as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012	2011
Total borrowings	9,603,774	11,632,396
Less: Cash and cash equivalents	1,752,560	1,137,882

Net borrowings	7,851,214	10,494,514
Total equity	39,164,548	37,598,016
Net borrowings-to-equity ratio	20.05%	27.91%

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Checking accounts	￦	660	149,982
Time deposits		1,320,000	810,000
Money market trust		321,400	157,900
Money market funds		110,000	20,000
Money market deposit account		500	—

	￦	1,752,560	1,137,882

31

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

6. Trade Accounts and Notes Receivable

Trade accounts and notes receivable as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Trade accounts and notes receivable	￦	4,099,006	4,222,187
Less: Allowance for doubtful accounts		(11,976)	(1,945)

		4,087,030	4,220,242

Non-current
Trade accounts and notes receivable		502	252
Less: Allowance for doubtful accounts		(228)	(228)

		274	24

	￦	4,087,304	4,220,266

Trade accounts and notes receivable sold to financial institutions, for which the derecognition conditions were not met, amounted to ￦258,680 million and ￦342,307 million as of December 31, 2012 and 2011, respectively, and are included in short-term borrowings (note 14).

7. Other Receivables and Financial Assets

(a) Other receivables as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Other accounts receivable, net	￦	391,263	330,615
Accrued income		12,531	10,585
Allowance account for credit losses		(10,571)	(10,571)

		393,223	330,629

Non-current
Long-term loans		66,775	68,716
Long-term other accounts receivable		6,410	3,674
Allowance account for credit losses		(14,453)	(14,453)

		58,732	57,937

	￦	451,955	388,566

34

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Other short-term financial assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	—	50,132
Available-for-sale financial assets
Short-term available-for-sale securities (bonds)		100,000	—
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		29,981	—
Loans and other receivables
Short-term financial instruments (*1)		786,098	982,112
Cash deposits (*2)		12,699	17,175
Other checking accounts		1,538	1,415

	￦	930,316	1,050,834

(*1)	Short-term financial instruments amounting to ￦3,400 million and ￦1,670 million are secured in relation to long-term borrowings from a forestry association as of December 31, 2012 and 2011, respectively.
(*2)	Deposits are restricted in relation to government assigned projects.

(c)	Other long-term financial assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial asset at fair value through profit or loss
Derivative	￦	6,016	—
Available-for-sale investments
Long-term available-for-sale securities (bonds)		18,642	15,045
Long-term available-for-sale equity securities		2,942,915	3,716,014
Long-term available-for-sale securities (investment in capital)		500	500
Held-to-maturity investments
Held-to-maturity securities (bonds)		—	29,903
Loan and other receivable
Cash deposits (*1)		40	40
Deposits		1,920	13,619

	￦	2,970,033	3,775,121

(*1)	The Company is required to provide deposits to maintain checking accounts and accordingly the withdrawal of these deposits is restricted.

33

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(d)	Long-term available-for-sale equity securities as of December 31, 2012 and 2011 are as follows:

	2012								2011
(in millions of Won)	Number of shares	Ownership (%)	Acquisition cost		Fair value	Net changes in fair value of available- for-sale investments	Accumulated impairment loss	Book value	Book value
Marketable equity securities
Nippon Steel & Sumitomo Metal Corporation	238,352,000	2.38	￦	719,622	624,423	(95,199)	—	624,423	679,662
SK Telecom Co., Ltd. (*1,2,3)	2,294,963	2.84		596,152	350,210	61,628	(307,570)	350,210	640,221
KB Financial group Inc. (*3)	11,590,550	3.00		536,517	439,282	(97,235)	—	439,282	560,983
Hyundai Heavy Industries Co., Ltd.	1,477,000	1.94		343,506	357,434	13,928	—	357,434	379,589
Shinhan Financial group Inc.	4,369,881	0.92		228,778	169,770	47,134	(106,142)	169,770	173,703
Hana Financial group Inc. (*3)	2,430,498	1.00		15,633	84,338	68,705	—	84,338	165,797
Others (10 companies) (*4)				153,174	157,284	54,209	(50,099)	157,284	174,883

				2,593,382	2,182,741	53,170	(463,811)	2,182,741	2,774,838
Non-marketable equity securities
The Siam United Steel (*5)	11,071,000	12.30		34,658	50,717	38,584	(22,525)	50,717	61,119
Nacional Minerios S.A. (*5)	30,784,625	6.48		668,635	517,683	(150,952)	—	517,683	695,583
Dongbu Metal Co., Ltd. (*5)	3,000,000	10.00		98,242	96,126	(2,116)	—	96,126	98,817
Troika Fund (*5)	8,372,361,480	3.66		8,372	6,499	(1,873)	—	6,499	8,372
Others (32 companies) (*6)				97,295	89,149	251	(8,397)	89,149	77,285

				907,202	760,174	(116,106)	(30,922)	760,174	941,176

			￦	3,500,584	2,942,915	(62,936)	(494,733)	2,942,915	3,716,014

(*1)	As of December 31, 2012, 2,294,961 shares equivalent to 20,654,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	The Company recorded impairment loss for investment of SK Telecom Co., Ltd. amounting to ￦272,079 million prior to January 1, 2012. During the year ended December 31, 2012, there was a further impairment loss of ￦35,491 million recognized in profit or loss.
(*3)	The ownership, number of shares, and book value of the securities were decreased as compared to December 31, 2011 because the Company partially disposed of its shares during the year ended December 31, 2012.
(*4)	The Company recognized ￦14,870 million of impairment loss on marketable equity securities of Seoul Semiconductor Co., Ltd., UNION STEEL and others for the year ended December 31, 2012 due to significant decline in the fair value of those shares during the corresponding period.
(*5)	Fair value is based on an analysis performed by an external professional evaluation agency.
(*6)	These non-marketable equity securities are recorded at cost since fair value cannot be reliably measured.

34

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

8. Inventories

Inventories as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Finished goods	￦	870,917	974,585
Semi-finished goods		1,446,058	1,916,411
By-products		11,399	7,610
Raw materials		1,297,926	1,465,347
Fuel and materials		607,908	596,100
Materials-in-transit		1,169,201	2,184,547
Others		621	575

		5,404,030	7,145,175

4Allowance for inventories valuation		(370)	(466)

	￦	5,403,660	7,144,709

The amount of valuation losses of inventories recognized within cost of goods sold during the year ended December 31, 2012 and 2011 were ￦370 million and ￦466 million, respectively.

9. Other Assets

Other current assets and other long-term assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Other current assets
Advance payments	￦	4,505	4,935
Prepaid expenses		38,177	18,677

	￦	42,682	23,612

Other long-term assets
Long-term prepaid expenses	￦	8,216	9,452
Others (*1)		2,568	262,335
Less : Allowance for doubtful accounts		(13)	(13)

	￦	10,771	271,774

(*1)	The guarantee deposits of ￦257,878 million related to the Australia Roy Hill iron ore mine were transferred to investments in associates during the year ended December 31, 2012.

35

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

10. Investments in Subsidiaries and Associates

(a)	Investments in subsidiaries and associates as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Subsidiaries	￦	12,163,345	11,621,134
Associates		1,936,708	1,203,642

	￦	14,100,053	12,824,776

(b)	Details of subsidiaries and carrying values as of December 31, 2012 and 2011 are as follows:

(in millions of Won)			2012						2011
[Domestic]	Country	Principal operations	Number of shares	Ownership (% )	Acquisition cost		Net asset value	Book value	Book value
Daewoo International. Co., Ltd.	Korea	Trading	68,681,566	60.31	￦	3,371,481	2,122,898	3,371,481	3,371,481
POSCO E&C Co., Ltd.	Korea	Engineering and Construction	32,876,418	89.53		1,510,716	2,886,158	1,510,716	1,510,716
POSCO Energy Corp.	Korea	Generation of Electricity	40,234,508	89.02		658,176	941,120	658,176	649,148
POSCO Specialty Steel Co., Ltd.	Korea	Steel manufacturing and Sales	26,000,000	94.74		628,842	1,012,355	628,842	628,842
POSCO P&S Co., Ltd.	Korea	Steel sales and service	17,155,000	95.31		421,927	628,135	421,927	421,927
POSCO AST Co., Ltd.	Korea	Steel manufacturing and Sales	17,386,952	100.00		176,609	155,218	176,609	138,909
POSCO Coated & Color Steel Co., Ltd.	Korea	Coated steel manufacturing	3,412,000	56.87		108,421	174,192	108,421	108,421
POSCO M-TECH Co., Ltd. (*1)	Korea	Packing materials manufacturing	20,342,460	48.85		107,278	171,726	107,278	107,278
POSCO Chemtec Company Ltd.	Korea	Manufacturing and Sales	3,544,200	60.00		100,535	399,104	100,535	100,535
POSCO ICT Co., Ltd.	Korea	Computer hardware and software distribution	99,403,282	72.54		70,990	275,034	70,990	70,990
POS-HiMETAL CO., Ltd.	Korea	Steel manufacturing and Sales	10,023,000	65.00		49,452	20,443	49,452	49,452
POSCO Family Strategy Fund	Korea	Financial investment	400	60.79		40,000	66,390	40,000	40,000
Busan E&E Co. Ltd. (*2)	Korea	Municipal solid waste fuel and power generation	6,029,660	70.00		30,148	41,583	30,148	30,148
Others (15 companies)						343,308	655,536	343,308	312,286

					￦	7,617,883	9,549,892	7,617,883	7,540,133

36

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(in millions of Won)			2012						2011
[Foreign]	Country	Principal operations	Number of shares	Ownership (% )	Acquisition cost		Net asset value	Book value	Book value
POSCO-Thainox Co., Ltd.	Thailand	Stainless steel manufacturing	6,620,532,219	84.93	￦	551,807	319,212	551,807	616,783
PT. KRAKATAU STEEL POSCO	Indonesia	Steel manufacturing and Sales	637,828	70.00		704,522	942,718	732,503	537,371
POSCO Australia Pty. Ltd.	Australia	Steel Sales and mine development	761,775	100.00		330,623	717,503	330,623	330,623
Zhangjiagang Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	58.60		283,845	472,760	285,201	285,664
POSCO WA Pty. Ltd.	Australia	Mine development	286,481,386	100.00		312,851	235,173	312,851	238,821
POSCO China Holding Corp.	China	Investment management	—	100.00		223,436	254,411	223,436	223,436
POSCO Maharashtra Steel Pvt. Ltd.	India	Steel manufacturing and Sales	122,210,099	100.00		289,401	188,191	302,053	252,217
POSCO-India Private Ltd.	India	Steel manufacturing and Sales	764,999,999	99.99		184,815	131,103	184,815	184,815
Guangdong Pohang Coated Steel Co., Ltd.	China	Plate steel manufacturing	—	87.04		31,299	39,310	31,299	163,271
POSCO-Vietnam Co., Ltd.	Vietnam	Steel manufacturing	—	85.00		154,691	33,027	155,428	157,031
POSCO VST Co., Ltd.	Vietnam	Stainless steel manufacturing	—	95.65		144,573	52,824	145,462	145,649
POSCO America Corp.	USA	Trading-Steel	391,042	99.45		140,381	177,145	140,381	140,381
POSCO Investment Co., Ltd.	Hong Kong	Finance	4,999,999	99.99		85,521	96,810	86,323	88,797
POSCO-Mexico Co., Ltd.	Mexico	Plate steel manufacturing	2,686,705,272	84.84		180,069	233,611	182,048	86,163
POSCO-JAPAN Co., Ltd.	Japan	Trading-Steel	90,438	100.00		68,436	116,822	68,436	68,436
Qingdao Pohang Stainless Steel Co., Ltd.	China	Stainless steel manufacturing	—	70.00		65,982	89,188	65,982	65,982
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	China	Steel manufacturing and Sales	—	90.00		62,494	88,362	62,494	62,494
POSCO ASSAN TST STEEL Industry	Turkey	Steel manufacturing and Sales	144,579,160	60.00		92,800	146,288	96,215	37,201
POSCO China Dalian Plate Processing Center Co., Ltd.	China	Heavy plate processing and Marketing	—	80.00		32,992	30,733	32,992	32,992
POSCO Asia Co., Ltd.	Hong Kong	Steel transit trade	9,360,000	100.00		32,189	36,058	32,189	32,189
POSCO-Malaysia SDN. BHD.	Malaysia	Steel manufacturing and Sales	98,486,000	80.07		31,027	(21,597)	31,027	31,027
POSCO Electrical Steel India Private Limited	India	Electrical steel manufacturing and Sales	20,325,976	100.00		46,477	38,483	48,058	28,170
POSCO (Thailand) Co., Ltd.	Thailand	Steel manufacturing and Sales	12,721,734	85.62		25,945	45,777	25,945	25,945
POSCO Turkey Nilufer Processing Center Co., Ltd.	Turkey	Steel manufacturing and Sales	242,444	100.00		19,983	10,710	19,983	19,983
POSCO-URUGUAY S.A.	Uruguay	Wood manufacturing and Sales	507,483,060	98.00		27,724	24,609	27,722	17,715
Others (29 companies)						369,320	518,358	370,189	207,845

						4,493,203	5,017,589	4,545,462	4,081,001

					￦	12,111,086	14,567,481	12,163,345	11,621,134

(*1)	As of December 31, 2012, this was classified as an investment in a subsidiary as the Company has control over of more than half of the voting rights by virtue of an agreement with Postech, which has 4.72% of ownership in POSCO M-TECH Co., Ltd.
(*2)	As of December 31, 2012, this investment is collateral for the Company’s guarantee provided to certain borrowings of its subsidiary from banks.

37

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(c)	Details of associates and carrying values as of December 31, 2012 and 2011 are as follows:

(in millions of Won)			2012						2011
[Domestic]	Country	Principal operations	Number of shares	Ownership (% )	Acquisition cost(*2)		Net asset value	Book value	Book value
Sungjin Geotec Co., Ltd.	Korea	Industrial machinery manufacturing	12,345,110	23.71	￦	159,878	130,582	159,878	159,878
SNNC Co., Ltd.	Korea	Material manufacturing	18,130,000	49.00		100,655	315,493	100,655	100,655
Posco ESM	Korea	Secondary battery manufacturing	1,000,000	50.00		43,000	53,220	43,000	—
POSMATE Co., Ltd.	Korea	Business facilities maintenance	411,573	45.15		33,295	103,497	33,295	12,270
Others (4 companies)						9,811	17,461	9,811	11,408

						346,639	620,253	346,639	284,211

[Foreign]
ROY HILL HOLDINGS PTY LTD. (*1)	Australia	Mine development	10,179,167	10.00		537,369	1,298,996	537,369	—
POSCO-NPS Niobium LLC.	USA	Mine development	325,050,000	50.00		364,609	697,291	364,609	364,609
NMC	New Caledonia	Raw material manufacturing and Sales	3,234,698	49.00		189,197	354,078	189,197	189,197
COMPANHIA SIDERURGICA DO PECEM (CSP)	Brazil	Steel manufacturing	415,729,274	20.00		265,740	1,071,554	265,740	132,891
KOBRASCO	Brazil	Facilities lease	2,010,719,185	50.00		98,962	227,694	98,962	98,962
BX Steel POSCO Cold Rolled Sheet Co., Ltd.	China	Steel manufacturing and Sales	—	25.00		63,865	343,791	63,901	63,983
Others (13 companies)						70,181	200,644	70,291	69,789

						1,589,923	4,194,048	1,590,069	919,431

					￦	1,936,562	4,814,301	1,936,708	1,203,642

(*1)	Although the Company holds less than 20% ownership, the Company classifies its investment in Roy Hill Holdings Pty Ltd. within investments in associates, as the Company has significant influence over the operating and financial policies over the entity.
(*2)	Representing 100% of the associates’ amount.

(d)	As of December 31, 2012, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

11. Investment Property, Net

(a)	Investment property as of December 31, 2012 and 2011 are as follows:

	2012				2011
			Accumulated			Accumulated
	Acquisition cost		depreciation	Book value	Acquisition cost	depreciation	Book value
Land	￦	41,811	—	41,811	43,258	—	43,258
Buildings		110,927	(47,230)	63,697	114,768	(45,992)	68,776
Structures		8,136	(3,118)	5,018	8,418	(3,034)	5,384

Total	￦	160,874	(50,348)	110,526	166,444	(49,026)	117,418

The fair value of investment property as of December 31, 2012 is ￦310,000 million.

38

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	The changes in carrying value in investment property for the years ended December 31, 2012 and 2011 were as follows:

1)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisition	Disposal	Depreciation (*1)	Others (*2)	Ending
Land	￦	43,258	—	—	—	(1,447)	41,811
Buildings		68,776	—	—	(2,905)	(2,174)	63,697
Structures		5,384	—	—	(194)	(172)	5,018

Total	￦	117,418	—	—	(3,099)	(3,793)	110,526

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

2) For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisition	Disposal	Depreciation (*1)	Others (*2)	Ending
Land	￦	41,877	—	—	—	1,381	43,258
Buildings		48,514	86	(153)	(2,955)	23,284	68,776
Structures		1,882	—	—	(195)	3,697	5,384

Total	￦	92,273	86	(153)	(3,150)	28,362	117,418

(*1)	The useful life and depreciation method of investment property are identical to those of property, plant and equipment.
(*2)	Mainly includes assets transferred from property, plant and equipment in relation to change in rental ratio and the purpose of use.

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012					2011
	Acquisition cost		Accumulated depreciation	Accumulated impairment	Book value	Acquisition cost	Accumulated depreciation	Accumulated impairment	Book value
Land	￦	1,367,822	—	—	1,367,822	1,275,564	—	—	1,275,564
Buildings		5,287,226	(2,552,379)	(8)	2,734,839	5,148,036	(2,316,164)	(115)	2,831,757
Structures		3,742,988	(1,629,238)	—	2,113,750	3,544,936	(1,483,548)	(40)	2,061,348
Machinery and equipment		30,838,413	(17,949,647)	(152)	12,888,614	29,688,623	(16,771,327)	(967)	12,916,329
Vehicles		184,858	(171,819)	—	13,039	184,219	(164,878)	—	19,341
Tools		180,045	(150,352)	—	29,693	177,811	(139,787)	(2)	38,022
Furniture and fixtures		253,742	(186,306)	(5)	67,431	234,456	(162,117)	(5)	72,334
Lease assets		11,466	(3,822)	—	7,644	11,466	(3,185)	—	8,281
Construction-in-progress		2,943,903	—	—	2,943,903	2,310,159	—	—	2,310,159

Total	￦	44,810,463	(22,643,563)	(165)	22,166,735	42,575,270	(21,041,006)	(1,129)	21,533,135

39

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	The changes in carrying value of property, plant and equipment for the years ended December 31, 2012 and 2011 were as follows:

1)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Others (*2)	Ending
Land	￦	1,275,564	101,053	(10,242)	—	1,447	1,367,822
Buildings		2,831,757	138,843	(5,269)	(237,038)	6,546	2,734,839
Structures		2,061,348	243,236	(21,146)	(165,632)	(4,056)	2,113,750
Machinery and equipment		12,916,329	1,398,443	(49,789)	(1,382,901)	6,532	12,888,614
Vehicles		19,341	1,413	(22)	(7,893)	200	13,039
Tools		38,022	6,796	(2)	(15,123)	—	29,693
Furniture and fixtures		72,334	23,737	(156)	(28,484)	—	67,431
Lease assets		8,281	—	—	(637)	—	7,644
Construction-in-progress		2,310,159	2,561,233	—	—	(1,927,489)	2,943,903

Total	￦	21,533,135	4,474,754	(86,626)	(1,837,708)	(1,916,820)	22,166,735

(*1)	Includes the acquisition cost of ￦1,913,521 million for items transferred from construction-in-progress in relation to the expansion of raw materials processing facilities, establishment of 3FINEX facilities and others.
(*2)	Represents assets transferred from construction-in-progress to intangible assets and other property, plant and equipment as well as assets transferred from investment property and assets held for sale.

2) For the year ended December 31, 2011

(in millions of Won)	Beginning		Acquisitions (*1)	Disposals	Depreciation	Impairment (*2)	Others(*2,3)	Ending
Land	￦	1,068,294	209,599	(948)	—	—	(1,381)	1,275,564
Buildings		2,502,213	584,977	(3,194)	(228,836)	(273)	(23,130)	2,831,757
Structures		1,942,405	291,663	(10,229)	(155,965)	(142)	(6,384)	2,061,348
Machinery and equipment		11,736,629	2,556,617	(36,318)	(1,301,849)	(24,394)	(14,356)	12,916,329
Vehicles		22,753	5,407	(22)	(8,797)	—	—	19,341
Tools		27,807	24,307	(13)	(14,077)	(2)	—	38,022
Furniture and fixtures		66,345	31,153	(4)	(25,155)	(5)	—	72,334
Lease assets		8,918	—	—	(637)	—	—	8,281
Construction-in-progress		2,635,746	3,393,445	—	—	—	(3,719,032)	2,310,159

Total	￦	20,011,110	7,097,168	(50,728)	(1,735,316)	(24,816)	(3,764,283)	21,533,135

(*1)	Includes the acquisition cost of ￦3,703,723 million for items transferred from construction-in-progress in relation to the expansion of Gwangyang sintering plates and coke establishment plants and others.
(*2)	The Company plans to dispose of certain equipment at an existing steel manufacturing plant due to the completion and expected use of a new plant. Impairment losses amounting to ￦24,816 million are recognized since the fair value less cost to sell exceeds the carrying amount. The remaining book value of this equipment is expected to be sold by the first half of 2012, for ￦16,887 million, and were reclassified to assets held for sale.
(*3)	Includes assets transferred from construction-in-progress to intangible assets, other property, plant and equipment and investment property.

40

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Weighted average expenditure	￦	1,469,474	￦	472,258
Borrowing costs capitalized		66,371		21,823
Capitalisation rate		4.52%		4.62%

13. Intangible Assets, Net

(a)	Intangible assets as of December 31, 2012 and 2011 are as follows:

	2012					2011
	Acquisition		Accumulated	Accumulated	Book	Acquisition	Accumulated	Book
(in millions of Won)	cost		depreciation	impairment	value	cost	depreciation	value
Intellectual property rights	￦	12,490	(3,586)	—	8,904	9,040	(2,664)	6,376
Membership		55,775	—	(6,215)	49,560	44,523	—	44,523
Development expense		79,982	(49,890)	—	30,092	62,167	(32,985)	29,182
Port facilities usage rights		414,884	(326,901)	—	87,983	414,884	(315,331)	99,553
Other intangible assets		434,526	(317,224)	—	117,302	350,825	(307,563)	43,262

Total	￦	997,657	(697,601)	(6,215)	293,841	881,439	(658,543)	222,896

(b)	Changes in carrying values of intangible assets for the years ended December 31, 2012 and 2011 were as follows:

1)	For the year ended December 31, 2012:

			Increase			Decrease
(in millions of Won)	Beginning		Acquisition (*2)	Development	Transfer (*3)	Disposal	Depreciation	Impairment (*4)	Ending
Intellectual property rights	￦	6,376	4,075	—	—	(494)	(1,053)	—	8,904
Membership (*1)		44,523	767	—	11,757	(992)	—	(6,495)	49,560
Development expense		29,182	—	17,815	—	—	(16,905)	—	30,092
Port facilities usage rights		99,553	—	—	—	—	(11,570)	—	87,983
Other intangible assets		43,262	84,898	—	—	—	(10,858)	—	117,302

	￦	222,896	89,740	17,815	11,757	(1,486)	(40,386)	(6,495)	293,841

(*1)	Economic useful life of membership is indefinite.
(*2)	Includes acquisition cost transferred from construction-in-progress amounting to ￦14,788 million.
(*3)	Memberships which expire after a specific period are reclassified as financial instruments. However, memberships are reclassified from financial instruments to intangible asset as the estimate for the possibility of renewal is probable.
(*4)	Since the carrying amount exceeded recoverable amount, impairment loss on memberships was recognized.

43

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

2)	For the year ended December 31, 2011

			Increase		Decrease
(in millions of Won)	Beginning		Acquisition (* 2)	Development	Disposal	Depreciation	Reclassification (* 3)	Ending
Intellectual property rights	￦	4,919	2,533	—	(319)	(757)	—	6,376
Membership (*1)		56,494		—	(214)	—	(11,757)	44,523
Development expense		32,308	—	11,152	—	(14,278)	—	29,182
Port facilities usage rights		112,683	—	—	—	(13,130)	—	99,553
Other intangible assets		22,733	27,122	—	(1)	(6,592)	—	43,262

	￦	229,137	29,655	11,152	(534)	(34,757)	(11,757)	222,896

(*1)	Economic useful life of membership is indefinite.
(*2)	Includes acquisition cost transferred from construction-in-progress amounting to ￦15,309 million.
(*3)	Memberships entitled to be returned after a specific period were reclassified to financial deposit.

14. Borrowings

(a)	Borrowings as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Short-term borrowings
Short-term borrowings	￦	796,662	1,786,590
Current portion of long-term borrowings		34,769	7,571
Current portion of loans from foreign financial institutions		901	951
Current portion of debentures		1,283,742	500,000
Less : Current portion of discount on debentures issued		(1,953)	(732)
Add : Current portion of premium on debentures redemption		2,419	—

		2,116,540	2,294,380

Long-term borrowings
Long-term borrowings		843,014	892,296
Foreign loan		2,009	3,071
Debentures		6,680,192	8,502,852
Less : Discount on debentures issued		(53,616)	(81,696)
Add : Premium on debentures redemption		15,635	21,493

		7,487,234	9,338,016

	￦	9,603,774	11,632,396

42

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Short-term borrowings as of December 31, 2012 and 2011 are as follows:

(in millions of Won)			Annual
Bank	Issuance date	Maturity date	interest rate(%)	2012		2011
BOA	2012-09-26	2013-06-03	0.91~1.20	￦	114,093	100,458
JP Morgan	2012-07-03	2013-01-03	1.43		75,282	228,996
DEUTSCHE	2012-09-17	2013-06-11	0.91~1.25		133,833	142,420
DBS	2012-07-05	2013-03-22	1.20~1.44		121,544	272,026
RBS	2012-09-27	2013-06-12	0.91~1.19		93,230	106,837
CA and others					—	593,546
Others (discount on accounts receivable)					258,680	342,307

				￦	796,662	1,786,590

(c)	Current portion of long-term borrowings as of December 31, 2012 and 2011 are as follows:

						Annual
(in millions of Won)	Borrowers	Issuance date		Maturity date		interest rate(%)	2012		2011
Borrowings	Korea Resources Corporation	2006.10.31		2021.09.15		0.75	￦	3,000	3,000
Borrowings	Korea Resources Corporation	2006.12.28		2021.12.15		0.75		1,510	1,510
Borrowings	Woori Bank	2009.06.11		2017.03.15		1.75		2,654	1,990
Borrowings	Woori Bank	2009.11.26		2017.03.15		1.75		880	660
Borrowings	Woori Bank	2009.12.31		2017.03.15		1.75		547	411
Borrowings	Woori Bank	2010.06.10		2018.03.15		1.75		2,262	—
Borrowings	Woori Bank	2011.02.24		2018.03.15		1.75		1,383	—
Borrowings	Woori Bank	2010.02.18		2017.02.18		4.50		22,533	—
Loans from foreign financial institutions	NATIXIS (*1)	1984.06.30 1986.03.31	~	2014.12.30 2017.03.31	~	2.00		901	951
Debentures	Domestic debentures 288	2008.08.05		2013.08.05		6.52		499,711	—
Debentures	Domestic debentures 287	2007.05.11		2012.05.11		5.26		—	499,268
Debentures	9th Samurai Private Equity Bonds	2006.06.28		2013.06.28		2.05		623,563	—
Debentures	Exchangeable Bond (2008)	2008.08.19		2013.08.19		0.00		160,934	—

							￦	1,319,878	507,790

(*1)	As of December 31, 2012, Korea Development Bank has provided guarantees for loans from foreign financial institutions.

43

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(d)	Long-term borrowings excluding current portion, as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	Borrowers	Issuance date	Maturity date	Annual interest rate(%)	2012		2011
Borrowings	Woori Bank(*1)	2006.10.31~ 2012.12.03	2017.03.15~ 2040.12.03	0.75~1.75	￦	85,519	100,494
Borrowings	Korea National Oil Corporation	2007.12.27~ 2012.12.28	2022.06.25~ 2026.12.29	Government bond -2.25		13,657	10,441
Borrowings	Korea EXIM Bank	2010.02.18~	2017.02.18~	4.09~4.50		743,839	781,361
		2012.12.18	2018.03.23
Loans from foreign financial institutions	NATIXIS (*2)	1984.06.30~ 1986.03.31	2014.12.30~ 2017.03.31	2.00		2,009	3,071
Debentures	Domestic debentures 301 and others	2009.01.20~ 2011.11.28	2014.01.20~ 2021.11.28	3.78~5.40		3,092,140	3,588,982
Debentures	Exchangeable Bond (*3) and others	2006.08.10~ 2011.12.22	2014.03.26~ 2021.12.22	0~8.75		3,550,070	4,853,667

					￦	7,487,234	9,338,016

(*1)	Short-term financial instruments amounting to ￦3,400 million and ￦1,670 million, respectively, are collateral for long-term borrowings from a forestry association as of December 31, 2012 and 2011.
(*2)	As of December 31, 2012 and 2011, Korea Development Bank has provided guarantees for loans from foreign financial institutions.
(*3)	The Company issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus (Cayman) Ltd., an SPV. The Company accounted for these exchangeable bonds as long-term borrowings. The Company provides guarantees for Zeus (Cayman) Ltd.

44

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

15. Other Payables and Other Financial Liabilities

(a)	Other payables as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Accounts payable	￦	826,075	806,913
Accrued expenses (*1)		427,314	248,597

		1,253,389	1,055,510

Non-current
Long-term accounts payable		88,938	86,871
Accrued expenses		24,664	19,618

		113,602	106,489

	￦	1,366,991	1,161,999

(*1)	During the year ended December 31, 2012, a fine of ￦98,326 million was imposed for price-fixing galvanized steel sheets as a result of the Korea Fair Trade Commission’s investigation.

(b)	Other short-term financial liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial guarantee liabilities	￦	7,393	6,336
Dividends payable		6,493	6,050
Finance lease liabilities		1,088	1,108
Withholdings		9,070	9,396
Derivative instruments liabilites		9,499	10,898

	￦	33,543	33,788

(c)	Other long-term financial liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial guarantee liabilities	￦	41,664	11,163
Derivatives liabilities		31,256	12,771
Finance lease liabilities		6,246	7,824
Long-term withholdings		8,964	9,052

	￦	88,130	40,810

45

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

16. Provisions

The changes in provisions for the years ended December 31, 2012 and 2011 were as follows:

(a)	For the year ended December 31, 2012

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period (*1)	￦	4,451	241,498	(239,710)	6,239

(*1)	Represents the provision for bonuses.

(b)	For the year ended December 31, 2011

(in millions of Won)	Beginning		Increase	Utilization	Ending
Estimated allowance at the end of period	￦	9,582	304,869	(310,000)	4,451

17. Employee Benefits

The Company introduced a retirement pension program for all employees in June 2011. The employees and directors employed with the Company had an option to choose whether they would join the defined contribution plan or the defined benefit pension plan. The pension plan benefit is based on each employee’s accrued length of service, including their length of service under the previous severance plan.

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the year ended December 31, 2012 and 2011 was as follows:

(in millions of Won)	2012		2011
Expense related to post-employment benefit plans under defined contribution plans	￦	13,032	6,807

46

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Present value of funded obligations	￦	817,618	690,321
Fair value of plan assets		(677,362)	(513,673)

Net defined benefit obligations	￦	140,256	176,648

(d)	The changes in present value of defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Defined benefit obligation at the beginning of period	￦	690,321	1,013,165
Current service costs		99,066	108,879
Interest costs		31,156	47,607
Actuarial losses		63,184	6,157
Benefits paid		(66,109)	(485,487)

Defined benefit obligation at the end of period	￦	817,618	690,321

(e)	The changes in the fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Plan assets at the beginning of period	￦	513,673	689,162
Expected return on plan assets		23,115	26,886
Actuarial gains (losses)		2,732	(460)
Contributions of participants (*1)		180,000	95,080
Benefits paid		(42,158)	(296,995)

Plan assets at the end of period	￦	677,362	513,673

(*1)	The Company expects to make a contribution of ￦180,000 million to the defined benefit plan assets in 2013.

47

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(f)	The fair value of plan assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Deposits	￦	677,296	513,607
Others		66	66

Total	￦	677,362	513,673

(g)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Current service costs	￦	99,066	108,879
Interest costs		31,156	47,607
Expected return on plan assets (*1)		(23,115)	(26,886)

Total	￦	107,107	129,600

(*1)	The actual return on plan assets amounted to ￦25,847 million and ￦26,426 million for the years ended December 31, 2012 and 2011, respectively.

The above expenses by function were as follows:

(in millions of Won)	2012		2011
Cost of sales	￦	85,298	98,275
Selling and administrative expenses		20,897	23,853
Others		912	7,472

Total	￦	107,107	129,600

(h)	Actuarial gains (losses), net of tax recognized in other comprehensive income for the year ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning	￦	(103,947)	(101,802)
Current actuarial losses		(60,452)	(6,617)
Effect on change of tax rate		14,628	4,472

Ending	￦	(149,771)	(103,947)

48

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(i)	The principal actuarial assumptions as of December 31, 2012 and 2011 are as follows:

	2012	2011
Discount rate (*1)	3.47%	4.32%
Expected return on plan assets (*2)	4.32%	3.95%
Expected future increases in salaries (*3)	3.30%	2.30%

(*1)	Discount rate is the yield at the end of the reporting period on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.
(*2)	The overall expected rate of return on plan assets is a weighted average of the expected returns of the various categories of plan assets held. The management’s assessment of the expected returns is based on historical return trends and predictions of the market for the asset over the life of the related obligation.
(*3)	The expected future increases in salaries are based on the average salary increase rate for past three years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

18. Other Liabilities

(a)	Other current liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Other current liabilities
Advances received	￦	44,488	21,149
Withholding		20,962	25,534
Unearned revenue		5,415	1,772

	￦	70,865	48,455

(b)	Other long-term liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Other long-term liabilities
Unearned revenue	￦	842	1,200
Others		3,000	3,000

	￦	3,842	4,200

49

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

19. Financial Instruments

(a)	Classification of financial instruments

1)	Financial assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	—	50,132
Derivatives assets		6,016	—
Available-for-sale financial assets		3,062,057	3,731,559
Held-to-maturity investments		29,981	29,903
Loans and receivables		6,833,586	6,592,644

	￦	9,931,640	10,404,238

2)	Financial liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial liabilities at fair value through profit or loss:
Derivatives liabilities held for trading	￦	40,755	23,669

Financial liabilities evaluated as amortized cost:
Trade accounts payable		978,581	1,395,846
Borrowings		9,603,774	11,632,396
Financial guarantee liabilities (*1)		49,057	17,499
Others (note 15)		1,300,526	1,195,429

		11,931,938	14,241,170

	￦	11,972,693	14,264,839

50

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(*1)	Financial guarantee contracts recognized in financial guarantee liabilities as of December 31, 2012 are as follows:

(in millions of Won)
Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
Guangdong Pohang Car Steel Co., Ltd.	ANZ and others	USD	10,000,000	10,711
	BOA	USD	30,000,000	32,133
	BTMU	USD	24,000,000	25,706
	ING	USD	23,600,000	25,278
	SMBC	USD	35,000,000	37,489
BX STEEL POSCO Cold Rolled Sheet Co., Ltd.	Construction Bank	CNY	112,500,000	19,337
	Construction Bank	USD	880,000	943
	China Bank	CNY	7,100,000	1,220
	China Bank	USD	21,100,000	22,600
Zhangjiagang Pohang Stainless Steel Co., Ltd.	BTMU	USD	30,000,000	32,133
	Credit Agicole	USD	50,000,000	53,555
	MIZUHO	USD	80,000,000	85,688
POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea	USD	193,000,000	206,722
	Citi	USD	60,000,000	64,266
	DBS	USD	100,000,000	107,110
	HSBC	USD	80,000,000	85,688
	ING	USD	30,000,000	32,133
	SC	USD	40,000,000	42,844
	SCB	USD	33,000,000	35,346
	KDB	USD	30,000,000	32,133
POSCO ASSAN TST STEEL Industry	SMBC and others	USD	188,392,500	201,787
POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	89,972
POSCO Investment Co., Ltd.	KDB	USD	70,000,000	74,977
	BOA	USD	40,000,000	42,844
	BOC	CNY	350,000,000	60,158
	BTMU	USD	30,000,000	32,133
	HSBC	MYR	240,000,000	83,952
	HSBC	USD	100,000,000	107,110
	ING	USD	40,000,000	42,844
	SCB	USD	45,000,000	48,200
	SMBC	USD	25,000,000	26,778
POSCO-Mexico S.A. DE C.V	BOA	USD	40,000,000	42,844
	HSBC	USD	40,000,000	42,844
	KDB	USD	50,000,000	53,555
	MIZUHO	USD	45,000,000	48,200
	SMBC	USD	69,725,000	74,682
POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea	USD	200,000,000	214,220
POSCO-VST Co., Ltd.	ANZ	USD	25,000,000	26,778
	HSBC	USD	20,000,000	21,422
	MIZUHO	USD	20,000,000	21,422
POSUK Titanium LLP	Shinhan Bank	USD	18,000,000	19,280
PT. KRAKATAU POSCO	Export-Import Bank of Korea	USD	490,000,000	524,839
	ANZ	USD	87,500,000	93,721
	BTMU	USD	119,000,000	127,461
	Credit Suisse AG	USD	91,000,000	97,470
	HSBC	USD	91,000,000	97,470
	The Tokyo Star Bank, Ltd	USD	21,000,000	22,493
	MIZUHO	USD	105,000,000	112,466
	SCB	USD	86,800,000	92,971
	SMBC	USD	119,000,000	127,461
United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,242

		USD	3,255,497,500	3,486,964
		CNY	469,600,000	80,715
		MYR	240,000,000	83,952

51

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

3)	Finance income and costs by category of financial instrument for the year ended December 31, 2012 and 2011 were as follows:

 December 31, 2012

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others (*2)	Total	loss
Financial assets at fair value through profit or loss	￦ —	—	—	—	(1,084)	6,016	4,932	—
Available-for-sale financial assets	970	110,897	—	—	72,028	(63,466)	120,429	(153,345)
Held-to-maturity investments	1,580	—	—	—	—	—	1,580	—
Loans and receivables	111,263	—	(62,901)	(24,476)	(182)	(569)	23,135	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	(27,984)	(27,984)	—
Financial liabilities are evaluated as amortized cost	(391,767)	—	126,193	628,822	—	(606)	362,642	—

	￦ (277,954)	110,897	63,292	604,346	70,762	(86,609)	484,734	(153,345)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦112,514 million for the year ended December 31, 2012.
(*2)	Others related to available-for-sale financial assets mainly represent impairment losses.

‚ December 31, 2011

	Finance income and costs
			Gain and loss	Gain and loss
	Interest		on foreign	on foreign	Gain and			Other
	income	Dividend	currency	currency	loss on			comprehensive
(in millions of Won)	(cost)	income (*1)	transactions	translations	disposal	Others (*2)	Total	loss
Financial assets at fair value through profit or loss	￦ —	—	—	—	(3,358)	132	(3,226)	—
Available-for-sale financial assets	—	132,911	—	—	331,003	(107,377)	356,537	(922,331)
Held-to-maturity investments	1,611	—	—	—	—	—	1,611	—
Loans and receivables	102,409	—	(14,116)	7,953	(545)	(1,799)	93,902	—
Financial liabilities at fair value through profit or loss	—	—	—	—	—	(6,745)	(6,745)	—
Financial liabilities are evaluated as amortized cost	(420,538)	—	(95,505)	(173,266)	—	(17,497)	(706,806)	—

	￦ (316,518)	132,911	(109,621)	(165,313)	327,100	(133,286)	(264,727)	(922,331)

(*1)	Finance income in the statement of comprehensive income includes the dividends from subsidiaries and associates of ￦134,418 million for the year ended December 31, 2011.
(*2)	Others related to available-for-sale financial assets mainly represent impairment losses.

52

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposures to credit risk as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Cash and cash equivalents	￦	1,752,560	1,137,882
Financial assets at fair value through profit or loss		6,016	50,132
Available-for-sale financial assets		119,142	15,545
Held-to-maturity investments		29,981	29,903
Loans and other receivables		993,722	1,234,497
Trade accounts and notes receivable		4,087,030	4,220,242
Long-term trade accounts and notes receivable		274	24

	￦	6,988,725	6,688,225

The Company provided financial guarantees for the repayment of loans of subsidiaries and associates. As of December 31, 2012 and 2011, the maximum exposure to credit risk amounted to ￦3,651,631 million and ￦1,500,058 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Accounts receivable	￦	12,204	2,173
Other accounts receivable		10,571	10,571
Long-term loans		14,453	14,453
Other assets		13	13

	￦	37,241	27,210

‚	Impairment losses on financial assets for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
(Reversal of) bad debt expenses	￦	10,613	(2,753)
Reversal of other bad debt expenses		—	(51)

	￦	10,613	(2,804)

53

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivable as of December 31, 2012 and 2011 are as follows:

	2012			2011
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes	Impairment
Not due	￦	3,758,894	—	3,890,405	—
Over due less than 1 month		120,848	11	210,630	—
1 month - 3 months		103,407	584	69,962	—
3 months - 12 months		102,255	9,458	40,521	—
Over 12 months		14,104	2,151	10,921	2,173

	￦	4,099,508	12,204	4,222,439	2,173

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning	￦	27,212	30,013
(Reversal of) bad debt expenses		10,613	(2,804)
Others		(584)	3

Ending	￦	37,241	27,212

(c)	Liquidity risk

			Contractual	Within	3 months	6 months	1 year	Later than
(in millions of Won)	Book value		cash flow (*3)	3 months	- 6 months	- 1 year	- 5 years	5 years
Non-derivative financial liabilities
Trade accounts payable	￦	978,581	978,581	978,581	—	—	—	—
Borrowings (*1)		9,603,774	11,086,963	696,583	928,738	872,417	6,242,098	2,347,127
Financial guarantee liabilities (*2)		49,057	3,651,631	3,651,631	—	—	—	—
Other financial liabilities		1,300,526	1,307,158	1,161,823	270	9,620	134,080	1,365

	￦	11,931,938	17,024,333	6,488,618	929,008	882,037	6,376,178	2,348,492

(*1)	Includes cash flows of embedded derivatives instruments in relation to exchangeable bonds (exchange right).
(*2)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
(*3)	Includes estimated interest.

54

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The exposure to currency risk as of December 31, 2012 and 2011 is as follows:

	2012			2011
(in millions of Won)	Assets		Liabilities	Assets	Liabilities
EUR	￦	25,127	5,554	23,790	11,449
USD		876,780	4,599,558	888,896	5,842,319
JPY		62,602	1,863,516	83,627	2,129,999
Others		46,306	149	1,363	18,590

	￦	1,010,815	6,468,777	997,676	8,002,357

2)	As of December 31, 2012 and 2011, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2012 and 2011 are as follows:

	2012			2011
(in millions of Won)	10% increase		10% decrease	10% increase	10% decrease
EUR	￦	1,957	(1,957)	1,234	(1,234)
USD		(372,278)	372,278	(495,342)	495,342
JPY		(180,091)	180,091	(204,637)	204,637

(e)	Interest rate risk

1)	The book value of interest-bearing financial instruments as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Fixed rate
Financial assets	￦	2,752,342	2,286,554
Financial liabilities		(9,508,984)	(11,525,827)

	￦	(6,756,642)	(9,239,273)

Variable rate
Financial liabilities	￦	(94,790)	(106,569)

2)	Sensitivity analysis on the fair value of financial instruments with fixed interest rate

The Company does not account for derivative instruments such as interest swaps as hedges in fair value hedging accounting. Therefore, fluctuations in interest rates do not affect gain or loss.

55

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

3)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2012 and 2011, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in interest expense during year ended December 31, 2012 and 2011 are as follows:

	2012		2011
(in millions of Won)	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	(948)	948	(1,066)	1,066

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2012 and 2011 are as follows:

	2012			2011
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Financial assets held for trading	￦	—	—	50,132	50,132
Available-for-sale financial assets (*1)		2,853,766	2,853,766	3,630,357	3,630,357
Derivatives assets (*2)		6,016	6,016	—	—

		2,859,782	2,859,782	3,680,489	3,680,489

Assets measured amortised cost (*3)
Cash and cash equivalents		1,752,560	1,752,560	1,137,882	1,137,882
Trade accounts and note receivable		4,087,304	4,087,304	4,220,266	4,220,266
Loans and other receivables		993,722	993,722	1,234,497	1,234,497
Held-to-maturity investments		29,981	29,981	29,903	29,903

		6,863,567	6,863,567	6,622,548	6,622,548

Liabilities measured fair value
Derivatives liabilities (*2)		40,755	40,755	23,669	23,669
Liabilities measured amortised cost (*3)
Trade accounts payable		978,581	978,581	1,395,846	1,395,846
Borrowings		9,603,774	10,145,751	11,632,396	12,048,152
Financial guarantee liabilities		49,057	49,057	17,499	17,499
Others		1,300,526	1,300,526	1,195,429	1,195,429

	￦	11,931,938	12,473,915	14,241,170	14,656,926

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.

56

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2)	Interest rate for determining fair value

Interest rates to discount the estimated cash flows as of December 31, 2012 and 2011 are as follows:

	2012	2011
Borrowings	1.47~4.50	1.80~4.62

3)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.

Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair value measurements classified by fair value hierarchy as of December 31, 2012 and 2011 are as follows:

a.	December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Available-for-sale financial assets	￦	2,182,741	—	671,025	2,853,766
Derivatives assets		—	6,016	—	6,016

	￦	2,182,741	6,016	671,025	2,859,782

Financial Liabilities
Derivatives liabilities held for trading	￦	—	40,755	—	40,755

b.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial Assets
Financial assets held for trading	￦	—	50,132	—	50,132
Available-for-sale financial assets		2,774,838	—	855,519	3,630,357

	￦	2,774,838	50,132	855,519	3,680,489

Financial Liabilities
Derivatives liabilities held for trading	￦	—	23,669	—	23,669

57

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

ƒ	Changes in financial assets classified as level 3 for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning	￦	855,519	603,747
Change to level 3		8,372	98,242
Other comprehensive income		(192,866)	153,530

Ending	￦	671,025	855,519

20. Share Capital and Capital Surplus

(a)	Share capital as of December 31, 2012 and 2011 are as follows:

(share, Won)	2012		2011
Authorized shares		200,000,000	200,000,000
Par value		5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)	￦	482,403,125,000	482,403,125,000

(*1)	As of December 31, 2012, total shares of ADRs of 52,294,944 are equivalent to 13,823,736 of common stock.
(*2)	As of December 31, 2012, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2012 and 2011 are as follows:

	2012			2011
			Number of		Treasury	Number of
(share)	Issued shares	Treasury shares	outstanding shares	Issued shares	shares	outstanding shares
Beginning	87,186,835	(9,942,391)	77,244,444	87,186,835	(10,153,957)	77,032,878
Acquisition of treasury shares	—	—	—	—	(131,389)	(131,389)
Disposal of treasury shares	—	—	—	—	342,955	342,955
Ending	87,186,835	(9,942,391)	77,244,444	87,186,835	(9,942,391)	77,244,444

58

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(c)	Capital surplus as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Share premium	￦	463,825	463,825
Gain on disposal of treasury shares		763,867	763,867

	￦	1,227,692	1,227,692

21. Accumulated Other Comprehensive Income

(a)	Accumulated other comprehensive income as of December 31, 2012 and 2011 is comprised of the following:

(in millions of Won)	2012		2011
Accumulated changes in the unrealized fair value of available-for-sale investments, net of tax	￦	3,362	156,707

(b)	The changes in the accumulated unrealized fair value of available-for-sale investments for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning balance	￦	156,707	1,079,038
Changes in the unrealized fair value of available-for-sale investments		(206,555)	(769,627)
Reclassification to profit or loss upon disposal		(75,518)	(331,977)
Impairment of available-for-sale securities		63,466	(75,480)
Tax effects		65,262	254,753

Ending balance	￦	3,362	156,707

59

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

22. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2012 and 2011 are as follows:

	2012			2011
	Number of			Number of
(share, in millions of Won)	shares	Amount		shares	Amount
Beginning	9,942,391	￦	2,391,406	10,153,957	￦	2,403,263
Acquistion of treasury shares	—		—	131,389		61,296
Disposal of treasury shares	—		—	(342,955)		(73,153)

Ending	9,942,391	￦	2,391,406	9,942,391	￦	2,391,406

23. Retained Earnings

(a)	Retained earnings as of December 31, 2012 and 2011 are summarized as follows:

(in millions of Won)	2012		2011
Legal reserve	￦	241,202	241,202
Reserve for business rationalization		918,300	918,300
Reserve for research and manpower development		1,530,000	1,333,333
Appropriated retained earnings for business expansion		32,710,500	26,507,500
Appropriated retained earnings for dividends		1,858,726	1,626,993
Unappropriated retained earnings		2,583,769	7,495,292

	￦	39,842,497	38,122,620

60

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Statements of appropriation of retained earnings as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Retained earnings before appropriation
Unappropriated retained earnings carried over from prior year	￦	284,559	4,501,703
Actuarial losses		(45,824)	(2,145)
Interim dividends		(154,489)	(193,111)
Dividends (ratio) per share
￦2,000 (40%) in 2012
￦2,500 (50%) in 2011
Profit for the period		2,499,523	3,188,845

		2,583,769	7,495,292
Transfer from discretionary reserve
Reserve for research and human resource development		266,667	133,333

Appropriation of retained earnings
Cash dividends		(463,467)	(579,333)
Dividends (ratio) per share
￦6,000 (120%) in 2012
￦7,500 (150%) in 2011
Reserve for research and human development		(310,000)	(330,000)
Appropriated retained earnings for business expansion		(1,600,000)	(6,203,000)
Appropriated retained earnings for dividends		(185,387)	(231,733)

		(2,558,854)	(7,344,066)

Unappropriated retained earnings carried forward to subsequent year	￦	291,582	284,559

The date of appropriation for 2012 is expected to be March 22, 2013 and the date of appropriation for 2011 was March 16, 2012.

24. Revenue

Details of revenue for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Revenues
Goods	￦	35,552,319	39,083,842
Others		112,614	87,861

	￦	35,664,933	39,171,703

61

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

25. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for the year ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Wages and salaries	￦	182,393	159,201
Expenses related to defined benefit plan		21,006	26,254
Other employee benefits		60,682	67,211
Travel		15,666	20,349
Depreciation		24,733	22,571
Amortization		18,214	16,050
Rental		41,332	37,513
Repairs		14,090	17,988
Advertising		102,744	94,958
Research & development		136,537	146,745
Service fees		154,363	163,596
Supplies		4,943	5,598
Vehicles maintenance		7,153	7,220
Industry association fee		7,364	6,778
Training		12,007	20,301
Conference		5,178	6,569
(Reversal of) bad debt expenses		10,613	(2,753)
Others		34,890	30,183

	￦	853,908	846,332

(b)	Selling expenses

Selling expenses for the year ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Freight and custody expenses	￦	873,482	826,147
Operating expenses for distribution center		8,955	7,804
Sales commissions		75,207	63,463
Sales advertising		4,168	920
Sales promotion		6,206	5,148
Sample		1,932	2,611
Sales insurance premium		9,578	11,089

	￦	979,528	917,182

62

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

26. Research and Development Expenditures Recognized as Expense

Research and development expenditures recognized as expense for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Selling and administrative expenses	￦	136,537	146,745
Cost of sales		376,650	362,765

	￦	513,187	509,510

27. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Operating profit on the statement of comprehensive income	￦	2,789,597	4,330,382
Add
Gain on disposals of property, plant, and equipment		27,688	10,840
Gain on disposals of other long-term assets		213	—
Gain on disposals of intangible assets		—	38
Gain on disposals of investment in subsidiaries and associates		8,693	719
Reversal of impairment of property, plant, and equipment		1,606	—
Gain on disposals of assets held for sale		1,150	—
Miscellaneous income		30,387	34,043

		69,737	45,640

Deduct
Loss on disposals of property, plant, and equipment		(84,990)	(60,174)
Reversal of other bad debt expenses		—	51
Impairment loss of property, plant, and equipment		—	(24,816)
Loss on disposals of other long-term assets		(131)	—
Impairment loss of intangible asssets		(6,495)	—
Loss on disposals of intangible asssets		(617)	(320)
Donations		(62,684)	(50,787)
Idle tangible assets expenses		(30,743)	(16,568)
Impairment loss of investment in subsidiaries and associates		(1,102)	—
Loss on disposals of investment in subsidiaries and associates		(17,575)	—
Loss on disposals of aseets held for sale		(9,391)	—
Miscellaneous loss		(120,573)	(27,379)

		(334,301)	(179,993)

Adjusted operating profit	￦	2,525,033	4,196,029

63

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

28. Finance Income and Costs

Details of finance income and costs for the year ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Finance income
Interest income	￦	113,813	104,020
Dividend income		223,411	267,329
Gains on disposal of financial assets held for trading		556	2,030
Gains on derivative transactions		—	69
Gains on foreign currency transactions		276,642	495,251
Gains on foreign currency translations		639,565	35,456
Gains on disposal of available-for-sale securities		96,441	331,919
Others		6,111	4,285

		1,356,539	1,240,359

Finance costs
Interest expenses		391,767	420,538
Losses on foreign currency transactions		213,350	604,872
Losses on foreign currency translations		35,219	200,769
Impairment of available-for-sale securities		63,466	107,377
Others		55,489	37,112

	￦	759,291	1,370,668

64

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

29. Other Non-Operating Income and Expenses

(a)	Other non-operating income

Details of other non-operating income for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Gain on disposals of property, plant and equipment	￦	27,688	10,840
Gain on disposals of other long-term assets		213	—
Gain on disposals of intangible assets		—	38
Gain on disposals of investment in subsidiaries and associates		8,693	719
Reversal of impairment of property, plant, and equipment		1,606	—
Gain on disposals of assets held for sale		1,150	—
Miscellaneous income (*1)		30,387	34,043

	￦	69,737	45,640

(*1)	Miscellaneous income mainly includes income from technology service, management service fee and income from disposals of wastes.

(b)	Other non-operating expenses

Details of non-other operating expenses for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Loss on disposals of property, plant, and equipment	￦	84,990	60,174
Reversal of other bad debt expenses		—	(51)
Impairment loss of property, plant, and equipment		—	24,816
Loss on disposals of other long-term assets		131	—
Impairment loss of intangible assets		6,495	—
Loss on disposals of intangible assets		617	320
Donations		62,684	50,787
Idle tangible assets expenses		30,743	16,568
Impairment loss of investment in subsidiaries and associates		1,102	—
Loss on disposals of investment in subsidiaries and associates		17,575	—
Loss on disposals of assets held for sale		9,391	—
Miscellaneous loss (*1)		120,573	27,379

	￦	334,301	179,993

(*1)	During the year ended December 31, 2012, a fine of ￦98,326 million was imposed for price-fixing galvanized steel sheets as a result of the Korea Fair Trade Commission’s investigation.

65

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

30. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other expenses in the statements of comprehensive income for the years ended December 31, 2012 and 2011 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2012		2011
Changes in inventories (*1)	￦	570,136	(753,844)
Raw materials and consumables used		24,090,512	27,336,030
Employee benefits expenses (*3)		1,335,949	1,233,462
Outsourced processing cost		1,996,707	1,943,507
Depreciation (*2)		1,840,807	1,738,466
Amortization		40,386	34,757
Ordinary research & development expenses		513,187	509,510
Electricity and water expenses		634,045	602,806
Service fees		218,019	231,404
Advertising expenses		102,744	94,958
Freight and custody expenses		873,482	826,147
Commission paid		75,207	63,463
Loss on disposal of property, plant, and equipment		84,990	60,174
Other expenses		833,466	1,100,475

	￦	33,209,637	35,021,315

(*1)	Changes in inventories are the changes in product, semi-finished products and by-product.
(*2)	Includes depreciation of investment property.
(*3)	The details of employee benefits expenses for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Wages and salaries	￦	1,215,810	1,097,055
Expense related to defined benefit plan		120,139	136,407

	￦	1,335,949	1,233,462

31. Income Taxes

(a)	Income tax expense for the years ended December 31, 2012 and 2011 was as follows:

(in millions of Won)	2012		2011
Current income taxes (*1)	￦	212,107	525,374
Deferred income taxes		330,760	114,353
Less: Items credited directly in shareholders’ equity		79,891	237,148

Income tax expense	￦	622,758	876,875

(*1)	Additional tax payments arising from finalized tax assessment are added or deducted in current income taxes.

66

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	The expected amount of income tax expense based on statutory rates compared to the actual amount of taxes recorded by the Company for the years ended December 31, 2012 and 2011 was as follows:

(in millions of Won)	2012		2011
Profit before income tax expense	￦	3,122,281	4,065,720
Income tax expense computed at statutory rate		755,592	983,878
Adjustments:		(132,834)	(107,003)
Tax credits		(160,139)	(174,057)
Additional payment of income taxes		3,328	1,088
Effect of tax rate change		—	53,459
Tax effects due to permanent differences		29,722	6,898
Others		(5,745)	5,609

Income tax expense	￦	622,758	876,875

Effective tax rate (%)		19.9%	21.6%

(c)	The income taxes credited (charged) directly to equity for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Net changes in the unrealized fair value of available-for-sale securities	￦	65,262	254,753
Defined benefit plan actuarial losses		14,629	4,473
Gain on disposal of treasury shares		—	(22,078)

	￦	79,891	237,148

67

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2012 and 2011 are as follows:

	2012				2011
(in millions of Won)	Dec.31, 2011		Inc(Dec)	Dec.31, 2012	Dec.31, 2010	Inc(Dec)	Dec.31, 2011
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(29,659)	646	(29,013)	(27,776)	(1,883)	(29,659)
Reserve for technology developments		(358,160)	(10,487)	(368,647)	(264,000)	(94,160)	(358,160)
Depreciation		(63,228)	6,834	(56,394)	(65,129)	1,901	(63,228)
Prepaid expenses		21,879	7,902	29,781	18,851	3,028	21,879
Revaluation of property, plant and equipment		(553,205)	(235,851)	(789,056)	(345,058)	(208,147)	(553,205)
Loss on foreign currency translation		93,911	(146,419)	(52,508)	81,066	12,845	93,911
Defined benefit obligations		102,738	54,821	157,559	130,271	(27,533)	102,738
Plan assets		(124,536)	(36,616)	(161,152)	(151,406)	26,870	(124,536)
Accrued revenue		(2,314)	(261)	(2,575)	(6,600)	4,286	(2,314)
Others		283,880	(121,211)	162,669	332,126	(48,246)	283,880

		(628,694)	(480,642)	(1,109,336)	(297,655)	(331,039)	(628,694)

Deferred tax from tax credit
Tax credit carryforward		196,986	69,991	266,977	239,526	(42,540)	196,986

		196,986	69,991	266,977	239,526	(42,540)	196,986

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale securities		(50,030)	65,262	15,232	(304,783)	254,753	(50,030)
Defined benefit plan actuarial losses		33,186	14,629	47,815	28,713	4,473	33,186

		(16,844)	79,891	63,047	(276,070)	259,226	(16,844)

	￦	(448,552)	(330,760)	(779,312)	(334,199)	(114,353)	(448,552)

68

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(e)	Deferred tax assets (liabilities) as of December 31, 2012 and 2011 are as follows:

	2012				2011
(in millions of Won)	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	29,013	(29,013)	—	29,659	(29,659)
Reserve for technology developments		—	368,647	(368,647)	—	358,160	(358,160)
Depreciation		13,373	69,767	(56,394)	15,661	78,889	(63,228)
Prepaid expenses		29,781	—	29,781	21,879	—	21,879
Revaluation of property, plant and equipment		—	789,056	(789,056)	—	553,205	(553,205)
Loss on foreign currency translation		150,083	202,591	(52,508)	173,776	79,865	93,911
Defined benefit obligations		157,559	—	157,559	102,738	—	102,738
Plan assets		—	161,152	(161,152)	—	124,536	(124,536)
Accrued revenue		—	2,575	(2,575)	—	2,314	(2,314)
Others		569,505	406,836	162,669	583,540	299,660	283,880

		920,301	2,029,637	(1,109,336)	897,594	1,526,288	(628,694)

Deferred tax from tax credit
Tax credit carryforward		266,977	—	266,977	196,986	—	196,986

		266,977	—	266,977	196,986	—	196,986

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale securities		87,249	72,017	15,232	—	50,030	(50,030)
Defined benefit plan actuarial losses		47,815	—	47,815	33,186	—	33,186

		135,064	72,017	63,047	33,186	50,030	(16,844)

	￦	1,322,342	2,101,654	(779,312)	1,127,766	1,576,318	(448,552)

69

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

32. Earnings per Share

(a)	Basic and diluted earnings per share for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won except per share information)	2012		2011
Profit for the period	￦	2,499,523	3,188,845
Weighted-average number of common shares outstanding (*1)		77,244,444	77,251,818

Basic and diluted earnings per share		32,359	41,279

(*1)	The weighted-average number of common shares used to calculate basic and diluted earnings per share are as follows:

(share)	2012	2011
Total number of common shares issued	87,186,835	87,186,835
Weighted-average number of treasury stock	(9,942,391)	(9,935,017)

Weighted-average number of common stock outstanding	77,244,444	77,251,818

70

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

33. Related Party Transactions

(a)	Significant transactions with related companies for the year ended December 31, 2012 and 2011 are as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	2012		2011	2012		2011
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	28,110	26,536	￦	1,451,086	1,687,665
POSCO Processing & Service Co., Ltd.		897,051	1,181,088		1,395,891	1,406,245
POSCO Coated & Color Steel Co., Ltd.		489,545	593,656		6,496	1,890
POSCO ICT Co., Ltd.		1,547	1,537		468,915	507,883
POSCO Chemtech Company Ltd.		511,917	423,643		798,150	755,515
POSCO Mtech Company Ltd.		27,906	19,355		318,548	211,832
POSCO TMC Co., Ltd.		230,235	168,314		1,032	884
POSCO AST Co., Ltd.		278,463	319,258		58,647	58,475
Daewoo International Corp.		4,271,450	3,896,857		15,731	5,599
POSCO NST Co., Ltd.		212,536	186,809		3,618	4,734
POSCO America Corporation		726,450	353,904		733	1
POSCO Canada Ltd.					205,129	289,047
POSCO Asia Co., Ltd.		1,929,508	2,029,781		107,313	178,395
POSCO-Japan Co., Ltd.		1,439,580	1,628,069		28,710	34,860
POSCO-IPPC Pvt. Ltd.		164,483	148,343		15	—
POSCO-Mexico Co., Ltd.		338,645	347,915		492	176
Daewoo International Singapore Pte. Ltd.		—	—		73,471	149,029
POSCO Maharashtra Steel Pvt. Ltd.		155,642	2,340		—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		128,974	99,778		—	—
POSCO-Thailand Bangkok Processing Center Co.,Ltd		119,278	96,288		182	63
Others		749,758	709,834		954,105	986,196

		12,701,078	12,233,305		5,888,264	6,278,489
Associates (*3)
Posmate Co., Ltd.		22,044	1,038		46,058	53,357
SNNC Co., Ltd.		2,511	4,787		379,050	447,130
SUNGJIN GEOTEC CO.,LTD.		27,697	44,451		—	—
DONG BANG METAL IND.CO.,LTD.		89,094	84,748		—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		26,280	23,974		—	—
USS-POSCO Industries (UPI)		85	342,594		101	29
Poschrome(Proprietary) Ltd.		58	—		68,079	72,502
Others		37,700	59,021		14,311	6,087

		205,469	560,613		507,599	579,105

	￦	12,906,547	12,793,918	￦	6,395,863	6,857,594

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.

71

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.
(*3)	As of December 31, 2012, the Company provided guarantees to related parties (note 19).

(b)	The related account balances of significant transactions with related companies as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	Receivables (*1)			Payables (*1)
	2012		2011	2012		2011
Subsidiaries
POSCO E&C Co., Ltd.	￦	7,977	647	￦	403,630	241,918
POSCO Processing & Service Co., Ltd.		64,564	88,838		32,672	1,512
POSCO Plantec Co., Ltd.		267	65		32,297	42,534
POSCO ICT Co., Ltd.		287	30		91,297	62,583
POSCO Coated & Color Steel Co., Ltd.		108,505	116,252		2,618	335
POSCO Chemtech Company Ltd.		47,074	37,808		84,538	82,048
POSCO TMC Co., Ltd.		64,862	21,601		145	134
POSCO AST Co., Ltd.		65,575	33,266		7,800	7,090
Daewoo International Corp.		358,824	284,125		730	1,589
POSCO NST Co., Ltd.		—	64,012		—	676
POSCO America Corporation		63,545	32,346		—	—
POSCO Asia Co., Ltd.		102,849	227,476		2,244	1,407
POSCO-TBPC Co., Ltd.		17,986	27,381		—	—
Qingdao Pohang Stainless Steel Co., Ltd.		8,710	6,713		—	—
POSCO-Vietnam Co., Ltd.		291	422		—	—
POSCO-Japan Co., Ltd.		35,400	52,362		673	1,546
POSCO-IPPC Pvt. Ltd.		—	3,484		—	—
POSCO-Mexico Co., Ltd.		131,669	171,908		—	—
Others		127,626	81,255		115,817	83,201

		1,206,011	1,249,991		774,461	526,573
Associates
Posmate Co., Ltd.		78	—		6,315	7,198
SNNC Co., Ltd.		229	223		37,145	23,187
DONG BANG METAL IND.CO.,LTD.		—	17,038		—	—
SUNGJIN GEOTEC CO.,LTD.		4,849	4,122		—	—
Poschrome Pty. Ltd.		—	—		2,273	—
Others		453	—		804	809

		5,609	21,383		46,537	31,194

	￦	1,211,620	1,271,374	￦	820,998	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payable and other payables.

72

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(c)	For the years ended December 31, 2012 and 2011, details of compensation to key management officers are as follows:

(in millions of Won)	2012		2011
Short-term benefits	￦	34,471	29,371
Other long-term benefits		14,934	21,905
Retirement benefits		6,644	7,428

	￦	56,049	58,704

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million and reversal of stock compensation expenses amounted to ￦4,223 million for the years ended December 31, 2012 and 2011, respectively.

34. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

73

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

(b)	Commitment

The Company entered into long-term contracts to purchase iron ore, coal, nickel and others. The contracts of iron ore and coal generally have terms of more than three years and the contracts of nickel have terms of more than one year. These contracts provide for periodic price adjustments based on the market price. As of December 31, 2012, 217 million tons of iron ore and 27 million tons of coal remained to be purchased under such long-term contracts.

The Company entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. The purchase price is subject to change, based on changes of the monthly standard oil price (JCC) and with a price ceiling.

As of December 31, 2012, the Company entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana-Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. The Company is not liable for the repayment of full or part of the money borrowed if the respective projects fail. The Company has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

As of December 31, 2012, the Company has provided two blank promissory notes and a blank check to Korea Resources Corporation as collateral for long-term domestic borrowings, and has provided six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for long-term foreign currency borrowings.

(c)	Litigation in progress

1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation had filed civil lawsuits against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, relating to claims of prohibiting production and sales of grain oriented electrical steel sheets used improper acquiring trade secrets and of seeking compensation worth ￦1,230 billion in Tokyo District Court, Japan. Through first and second trials in October and December 2012, the Company submitted its answer to claim that Japan court didn’t have a jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed a grain oriented electrical steel sheets by the Company’s own technologies. As of December 31, 2012, Japan court hasn’t made any judgment.

In addition, Nippon Steel & Sumitomo Metal Corporation had filed civil lawsuits against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, relating to claims of infringement of intellectual property rights related to production of grain oriented electrical steel sheets in New Jersey federal court, the United States. As of December 31, 2012, the Company is under discovery proceeding prior to the official defend.

74

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

Due to the early stage of the litigations and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of the civil lawsuits. Therefore, the Company has not recorded any provision for those lawsuits as of December 31, 2012.

2)	Other lawsuits and claims

The Company is involved in 14 other lawsuits and claims for alleged damages aggregating to ￦55.2 billion as of December 31, 2012 which arose in the ordinary course of business. The Company is unable to predict the possible outcome of the above claims. However, in the opinion of management, the foregoing lawsuits and claims will not have a material adverse effect on the Company’s financial position, operating results or cash flows. No provision is recorded in connection with the above lawsuits and claims as of December 31, 2012.

35. Cash Flows from Operating Activities

Changes in operating assets and liabilities for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Financial assets held for trading	￦	50,132	132,208
Trade accounts and notes receivable		107,670	(663,827)
Other accounts receivable		(25,074)	(156,186)
Accured income		601	—
Advance payments		307	15
Prepaid expenses		(18,273)	(3,793)
Inventories		1,740,679	(1,146,630)
Long-term guarantee deposits		(85)	339
Other long-term assets		(348)	—
Trade accounts payable		(415,787)	86,164
Dividends Payable		—	482
Other accounts payable		19,072	74,146
Accrued expenses		192,539	10,445
Advances received		23,339	(12,093)
Withholdings		(4,572)	1,147
Unearned revenue		3,284	(2,486)
Other long-term liabilities		907	(5,617)
Derivatives liabilities held for trading		—	10,898
Payment severance benefits		(66,109)	(485,487)
Plan assets		(137,842)	201,914

	￦	1,470,440	(1,958,361)

75

POSCO

Notes to the Separate Financial Statements, Continued

As of December 31, 2012

36. Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Other non-current asset transferred to investments in associates	￦	257,878	—
Construction-in-progress transferred to other accounts		1,927,489	3,719,032
Financial guarantee liabilities		45,442	9,484

76

Independent Auditors’ Review Report on Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

To the President of

POSCO:

We have reviewed the accompanying Report on the Operations of Internal Accounting Control System (“IACS”) of POSCO (the “Company”) as of December 31, 2012. The Company’s management is responsible for designing and maintaining effective IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review management’s assessment and issue a report based on our review. In the accompanying report of management’s assessment of IACS, the Company’s management stated: “Based on the assessment on the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.”

We conducted our review in accordance with IACS Review Standards, issued by the Korean Institute of Certified Public Accountants. Those Standards require that we plan and perform the review to obtain assurance of a level less than that of an audit as to whether Report on the Operations of Internal Accounting Control System is free of material misstatement. Our review consists principally of obtaining an understanding of the Company’s IACS, inquiries of company personnel about the details of the report, and tracing to related documents we considered necessary in the circumstances. We have not performed an audit and, accordingly, we do not express an audit opinion.

A company’s IACS is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in conformity with Korean International Financial Reporting Standards. Because of its inherent limitations, however, IACS may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that Report on the Operations of Internal Accounting Control System as of December 31, 2012 is not prepared in all material respects, in accordance with IACS Framework issued by the Internal Accounting Control System Operation Committee.

This report applies to the Company’s IACS in existence as of December 31, 2012. We did not review the Company’s IACS subsequent to December 31, 2012. This report has been prepared for Korean regulatory purposes, pursuant to the External Audit Law, and may not be appropriate for other purposes or for other users.

Seoul, Korea

March 12, 2013

77

Notice to Readers

This report is annexed in relation to the audit of the separate financial statements as of December 31, 2012 and the review of internal accounting control system pursuant to Article 2-3 of the Act on External Audit for Joint-stock Companies of the Republic of Korea.

78

Report on the Operations of Internal Accounting Control System

English Translation of a Report Originally Issued in Korean

To the Board of Directors and Audit Committee of

POSCO:

I, as the Internal Accounting Control Officer (“IACO”) of POSCO (the “Company”), have assessed the status of the design and operations of the Company’s internal accounting control system (“IACS”) for the year ended December 31, 2012.

The Company’s management including IACO is responsible for the design and operations of its IACS. I, as the IACO, have assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS Framework for the assessment of design and operations of the IACS.

Based on the assessment of the operations of the IACS, the Company’s IACS has been effectively designed and is operating as of December 31, 2012, in all material respects, in accordance with the IACS Framework issued by the Internal Accounting Control System Operation Committee.

Chief Executive Officer,

Chung, Joon-Yang,

Internal Accounting Control Officer,

Park, Ki-Hong,

February 7, 2013

79

Exhibit 99.1C

POSCO

and Subsidiaries

Consolidated Financial Statements

December 31, 2012

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

Based on a report originally issued in Korean

The Board of Directors and Stockholders

POSCO:

We have audited the accompanying consolidated statements of financial position of POSCO and subsidiaries (the “Company”) as of December 31, 2012 and 2011 and the related consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2012 and 2011 and its financial performance and its cash flows for the years then ended, in conformity with Korean International Financial Reporting Standards.

Without qualifying our opinion, we draw attention to the following:

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are for use by those knowledgeable about Korean auditing standards and their application in practice.

Seoul, Korea

March 12, 2013

This report is effective as of March 12, 2013, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

POSCO and Subsidiaries

Consolidated Statements of Financial Position

As of December 31, 2012 and 2011

(in millions of Won)	Notes	December 31, 2012		December 31, 2011
Assets
Cash and cash equivalents	5,20	￦	4,680,526	4,598,682
Trade accounts and notes receivable, net	6,15,20,24,25,34		11,037,973	11,450,515
Other receivables	7,20,34		1,591,439	1,433,508
Other short-term financial assets	7,20,34		2,254,994	2,222,762
Inventories	8		10,584,646	12,283,644
Current income tax assets	32		17,168	18,621
Assets held for sale	9		1,190	329,037
Other current assets	14,15		1,398,180	1,220,142

Total current assets			31,566,116	33,556,911

Long-term trade accounts and notes receivable, net	6,20		142,204	183,061
Other receivables	7,20		699,024	347,401
Other long-term financial assets	7,20		3,970,845	4,778,271
Investments in associates	10		3,039,261	3,831,659
Investment property, net	11		521,191	527,533
Property, plant and equipment, net	12,15		32,276,379	28,453,184
Intangible assets, net	13		5,662,361	5,244,928
Deferred tax assets	32		994,684	855,603
Other long-term assets	14,15		393,786	630,287

Total non-current assets			47,699,735	44,851,927

Total assets		￦	79,265,851	78,408,838

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Financial Position, Continued

As of December 31, 2012 and 2011

(in millions of Won)	Notes	December 31, 2012		December 31, 2011
Liabilities
Trade accounts and notes payable	20,34	￦	4,389,195	4,397,279
Short-term borrowings and current installments of long-term borrowings	15,20		10,509,348	10,791,510
Other payables	16,20,34		1,605,817	1,505,966
Other short-term financial liabilities	16,20,34		321,828	305,224
Current income tax liabilities	32		559,328	509,709
Liabilities related to assets held for sale	9		—	226,607
Provisions	17		77,831	69,432
Other current liabilities	19,25		2,311,654	1,799,631

Total current liabilities			19,775,001	19,605,358

Long-term trade accounts and notes payable	20,34		2,593	383
Long-term borrowings, excluding current installments	15,20		14,412,085	16,020,207
Other payables	16,20		142,412	169,375
Other long-term financial liabilities	16,20		219,223	181,185
Defined benefits liabilities	18		345,688	340,467
Deferred tax liabilities	32		1,461,519	1,168,097
Long-term provisions	17		100,098	109,343
Other long-term liabilities	19		377,814	84,503

Total non-current liabilities			17,061,432	18,073,560

Total liabilities			36,836,433	37,678,918

Equity
Share capital	21		482,403	482,403
Capital surplus	21		1,104,814	1,150,452
Reserves	22		(88,150)	405,426
Treasury shares	23		(2,391,406)	(2,391,406)
Retained earnings			40,346,481	38,709,475

Equity attributable to owners of the controlling company			39,454,142	38,356,350
Non-controlling interests			2,975,276	2,373,570

Total equity			42,429,418	40,729,920

Total liabilities and equity		￦	79,265,851	78,408,838

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2012 and 2011

(in millions of Won, except per share information)	Notes	December 31, 2012		December 31, 2011
Revenue	24,34	￦	63,604,151	68,938,725
Cost of sales	27,31,34		(56,142,892)	(59,823,850)

Gross profit			7,461,259	9,114,875
Selling and administrative expenses
Administrative expenses	26,27,31		(2,129,463)	(2,035,053)
Selling expenses	26,31		(1,678,688)	(1,612,128)

Operating profit	28		3,653,108	5,467,694
Share of profit (loss) of equity-accounted investees	10		(22,702)	50,569
Finance income and costs
Finance income	20,29		2,897,063	3,190,419
Finance costs	20,29		(2,797,638)	(3,866,695)
Other non-operating income and expenses
Other non-operating income	30		448,120	306,941
Other non-operating expenses	30,31		(809,465)	(366,533)

Profit before income tax			3,368,486	4,782,395
Income tax expense	32		(982,879)	(1,068,109)

Profit for the period			2,385,607	3,714,286

Other comprehensive income (loss)
Capital adjustment arising from investments in equity-method investees			(130,836)	(11,240)
Net changes in the unrealized fair value of available-for-sale investments	20		(81,471)	(1,231,758)
Foreign currency translation differences			(363,088)	1,666
Defined benefit plan actuarial losses			(62,527)	(30,577)

Other comprehensive loss, net of tax			(637,922)	(1,271,909)

Total comprehensive income for the period		￦	1,747,685	2,442,377

Profit (loss) attributable to:
Owners of the controlling company		￦	2,462,081	3,648,136
Non-controlling interests			(76,474)	66,150

Profit for the period		￦	2,385,607	3,714,286

Total comprehensive income (loss) attributable to:
Owners of the controlling company		￦	1,911,506	2,530,437
Non-controlling interests			(163,821)	(88,060)

Total comprehensive income for the period		￦	1,747,685	2,442,377

Basic and diluted earnings per share	33	￦	31,874	47,224

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity

For the years ended December 31, 2012 and 2011

	Attributable to owners of the controlling company							Non-
(in millions of Won)	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests	Total
Balance as of January 1, 2011	￦	482,403	1,101,561	1,507,288	(2,403,263)	35,887,697	36,575,686	1,961,481	38,537,167
Comprehensive income:
Profit for the period		—	—	—	—	3,648,136	3,648,136	66,150	3,714,286
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	(12,276)	—	—	(12,276)	1,036	(11,240)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	(1,227,050)	—	—	(1,227,050)	(4,708)	(1,231,758)
Foreign currency translation differences, net of tax		—	—	146,622	—	—	146,622	(144,956)	1,666
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(24,995)	(24,995)	(5,582)	(30,577)

Total comprehensive income		—	—	(1,092,704)	—	3,623,141	2,530,437	(88,060)	2,442,377

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(577,747)	(577,747)	(16,831)	(594,578)
Interim dividends						(193,111)	(193,111)	—	(193,111)
Acquisition of subsidiaries		—	—	—	—	—	—	247,483	247,483
Changes in ownership interests in subsidiaries		—	(20,694)	—	—	—	(20,694)	266,643	245,949
Acquisition of treasury shares		—	—	—	(61,296)	—	(61,296)	—	(61,296)
Disposal of treasury shares		—	69,153	—	73,153	—	142,306	—	142,306
Others		—	432	(9,158)	—	(30,505)	(39,231)	2,854	(36,377)

Total transactions with owners of the controlling company		—	48,891	(9,158)	11,857	(801,363)	(749,773)	500,149	(249,624)

Balance as of December 31, 2011	￦	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Changes in Equity, Continued

For the years ended December 31, 2012 and 2011

	Attributable to owners of the controlling company							Non-
(in millions of Won)	Share capital		Capital surplus	Reserves	Treasury shares	Retained earnings	Sub total	controlling interests	Total
Balance as of January 1, 2012	￦	482,403	1,150,452	405,426	(2,391,406)	38,709,475	38,356,350	2,373,570	40,729,920
Comprehensive income:
Profit for the period		—	—	—	—	2,462,081	2,462,081	(76,474)	2,385,607
Net changes in accumulated comprehensive income of investments in associates, net of tax		—	—	(112,974)	—	—	(112,974)	(17,862)	(130,836)
Net changes in the unrealized fair value of available-for-sale investments, net of tax		—	—	(86,661)	—	—	(86,661)	5,190	(81,471)
Foreign currency translation differences, net of tax		—	—	(292,015)	—	—	(292,015)	(71,073)	(363,088)
Defined benefit plan actuarial losses, net of tax		—	—	—	—	(58,925)	(58,925)	(3,602)	(62,527)

Total comprehensive income		—	—	(491,650)	—	2,403,156	1,911,506	(163,821)	1,747,685

Transactions with owners of the controlling company, recognized directly in equity:
Year-end dividends		—	—	—	—	(579,333)	(579,333)	(19,751)	(599,084)
Interim dividends						(154,489)	(154,489)	—	(154,489)
Acquisition of subsidiaries		—	—	—	—	—	—	35,870	35,870
Changes in ownership interests in subsidiaries		—	(41,924)	—	—	—	(41,924)	715,148	673,224
Others		—	(3,714)	(1,926)	—	(32,328)	(37,968)	34,260	(3,708)

Total transactions with owners of the controlling company		—	(45,638)	(1,926)	—	(766,150)	(813,714)	765,527	(48,187)

Balance as of December 31, 2012	￦	482,403	1,104,814	(88,150)	(2,391,406)	40,346,481	39,454,142	2,975,276	42,429,418

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2012 and 2011

(in millions of Won)	Note	December 31, 2012		December 31, 2011
Cash flows from operating activities
Profit for the period		￦	2,385,607	3,714,286
Adjustments for:
Depreciation			2,405,769	2,133,010
Amortization			157,991	133,289
Finance income			(1,553,200)	(1,734,280)
Finance costs			1,605,414	2,245,957
Income tax expense			982,879	1,068,109
Gain on disposal of property, plant, and equipment			(42,290)	(13,812)
Loss on disposal of property, plant, and equipment			65,486	60,550
Share of profit (loss) of equity-accounted investees			22,702	(50,569)
Costs for defined benefit plans			226,132	236,998
Bad debt expenses			123,373	45,477
Impairment loss of assets held for sale			258,451	—
Gain on disposal of assets held for sale			(193,333)	—
Others, net			109,728	139,637

			4,169,102	4,264,366

Changes in operating assets and liabilities	36		1,933,358	(4,850,747)
Interest received			238,231	218,682
Interest paid			(874,711)	(745,111)
Dividends received			178,317	308,692
Income taxes paid			(710,448)	(1,218,602)

Net cash provided by operating activities			7,319,456	1,691,566

Cash flows from investing activities
Proceeds from disposal of short-term financial instruments			3,847,682	5,794,770
Collection of loans			318,745	896,656
Proceeds from disposal of available-for-sale investments			700,686	411,061
Proceeds from disposal of other investment assets			19,566	—
Proceeds from disposal of property, plant and equipment			272,948	140,221
Proceeds from disposal of intangible assets			10,945	55,899
Proceeds from disposal of investments of equity-accounted investees			18,428	2,404
Proceeds from disposal of assets held for sale			1,268,545	—
Acquisition of short-term financial instruments			(3,616,118)	(4,556,340)
Issuance of loans			(434,156)	(962,099)
Acquisition of available-for-sale investments			(307,712)	(322,046)
Acquisition of other investment assets			(128)	(450)
Acquisition of investments of equity-accounted investees			(492,681)	(740,971)
Acquisition of property, plant and equipment			(7,054,543)	(5,330,968)
Acquisition of intangible assets			(448,214)	(574,753)
Payment for acquisition of business, net of cash acquired			(98,880)	(437,464)
Cash received from disposal of business			13,041	—
Other, net			(187,157)	107,214

Net cash used in investing activities		￦	(6,169,003)	(5,516,866)

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Consolidated Statements of Cash Flows, Continued

For the years ended December 31, 2012 and 2011

(in millions of Won)	Note	December 31, 2012		December 31, 2011
Cash flows from financing activities
Proceeds from borrowings		￦	3,007,017	7,068,322
Proceeds from disposal of treasury shares			—	164,384
Proceeds from (repayment of) short-term borrowings, net			(1,412,138)	51,808
Repayment of borrowings			(1,884,140)	(1,746,487)
Acquisition of treasury shares			—	(61,296)
Payment of cash dividends			(751,908)	(770,858)
Other, net			133,542	194,012

Net cash provided by (used in) financing activities			(907,627)	4,899,885

Effect of exchange rate fluctuation on cash held			(160,982)	3,052

Net increase in cash and cash equivalents			81,844	1,077,637
Cash and cash equivalents at beginning of the period			4,598,682	3,521,045

Cash and cash equivalents at end of the period		￦	4,680,526	4,598,682

See accompanying notes to the consolidated financial statements.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements

As of December 31, 2012

1. General Information

General information about POSCO, its 51 domestic subsidiaries including POSCO Engineering & Construction Co., Ltd., 166 foreign subsidiaries including POSCO America Corporation and its 94 associates (collectively, “the Company”) are as follows:

(a)	The controlling company

POSCO, the controlling company, was incorporated on April 1, 1968, under the Commercial Code of the Republic of Korea to manufacture and sell steel rolled products and plates in the domestic and foreign markets.

The shares of POSCO have been listed on the Korea Exchange since 1988. POSCO owns and operates two steel plants (Pohang and Gwangyang) and one office in Korea and it also operates internationally through nine of its overseas liaison offices.

As of December 31, 2012, POSCO’s shareholders are as follows:

	2012		2011
Shareholder’s name	Number of shares	Ownership (%)	Number of shares	Ownership (%)
National Pension Service	5,225,654	5.99%	5,937,323	6.81%
Nippon Steel & Sumitomo Metal Corporation (*1)	4,394,712	5.04%	4,394,712	5.04%
SK Telecom Co., Ltd.	—	—	2,481,310	2.85%
KB Financial Group Inc. and subsidiaries	1,919,773	2.20%	—	—
Pohang University of Science and Technology	1,905,000	2.18%	1,905,000	2.18%
Shinhan Financial Group Inc. and subsidiaries	1,845,054	2.12%	1,870,879	2.15%
Others	71,896,642	82.47%	70,597,611	80.97%

	87,186,835	100.00%	87,186,835	100.00%

(*1)	Nippon Steel & Sumitomo Metal Corporation owns American Depository Receipts (ADRs) of the Company, each of which represents 0.25 share of POSCO’s common share which has par value of ￦5,000 per share.

As of December 31, 2012, the shares of the Company are listed on the Korea Exchange, while its depository shares are listed on the New York, Tokyo and London Stock Exchanges.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Consolidated subsidiaries

Details of consolidated subsidiaries as of December 31, 2012 and 2011 are as follows:

		Ownership (%)
		2012			2011
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Domestic]
POSCO E&C Co., Ltd.	Engineering and construction	89.53	—	89.53	89.53	—	89.53	Pohang
POSCO P&S Co., Ltd.	Steel sales and service	95.31	—	95.31	95.31	—	95.31	Seoul
POSCO Coated & Color Steel Co., Ltd.	Coated steel manufacturing	56.87	—	56.87	56.87	—	56.87	Pohang
POSCO Plant Engineering Co., Ltd.	Steel work maintenance and machinery installation	100.00	—	100.00	100.00	—	100.00	Pohang
POSCO ICT Co., Ltd.	Computer hardware and software distribution	72.54	—	72.54	72.54	—	72.54	Seongnam
POSCO Research Institute	Economic research and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
Seoung Gwang Co., Ltd.	Athletic facilities operation	69.38	30.62	100.00	69.38	30.62	100.00	Suncheon
POSCO Architects & Consultants Co., Ltd.	Architecture and consulting	100.00	—	100.00	100.00	—	100.00	Seoul
POSCO Specialty Steel Co., Ltd.	Steel manufacturing and sales	94.74	—	94.74	100.00	—	100.00	Changwon
POSTECH Venture Capital Corp.	Investment in venture companies	95.00	—	95.00	95.00	—	95.00	Pohang
eNtoB Co., Ltd.	Electronic commerce	32.19	30.20	62.39	32.19	30.20	62.39	Seoul
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)	Manufacturing and sellings	60.00	—	60.00	60.00	—	60.00	Pohang
POSCO Terminal Co., Ltd.	Transporting and warehousing	51.00	—	51.00	51.00	—	51.00	Gwangyang
POSCO M-TECH Co., Ltd. (*1)	Packing materials manufacturing	48.85	—	48.85	48.85	—	48.85	Pohang
POSCO ENERGY Co., Ltd.	Generation of electricity	89.02	—	89.02	100.00	—	100.00	Seoul
Postech 2006 Energy Fund (*2)	Investment in new technologies	—	22.11	22.11	—	22.11	22.11	Seoul
PHP Co., Ltd.	Rental houses construction and management	—	—	—	—	100.00	100.00	Incheon
POSCO TMC Co., Ltd.	Component manufacturing	34.20	33.56	67.76	34.20	33.56	67.76	Cheonan
PNR Co., Ltd.	Steel manufacturing and sales	70.00	—	70.00	70.00	—	70.00	Pohang
Megaasset Co., Ltd.	Real estate rental and sales	—	100.00	100.00	—	100.00	100.00	Cheonan
POSCO Engineering Company	Construction and engineering service	—	95.56	95.56	—	94.14	94.14	Seongnam
Pohang Fuel Cell Co. Ltd.	Generation of electricity	—	—	—	—	100.00	100.00	Pohang
Pohang SPFC Co., Ltd.	Steel manufacturing	—	90.00	90.00	—	90.00	90.00	Pohang
POSWITH Co., Ltd.	Industrial clean service	100.00	—	100.00	100.00	—	100.00	Pohang
BASYS INDUSTRY Co., Ltd.	Panel board, electric and control panel manufacturing	—	—	—	—	65.00	65.00	Seongnam
POSTECH BD Newundertaking fund	Bio diesel industries	—	—	—	—	100.00	100.00	Pohang
POSBRO Co., Ltd.	Video game manufacturing	—	—	—	—	97.79	97.79	Seongnam
POSCO AST Co., Ltd.	Steel manufacturing and Sales	100.00	—	100.00	100.00	—	100.00	Ansan
DaiMyung TMS Co., Ltd.	Cold- rolling of stainless steel and nickel alloy	—	—	—	—	100.00	100.00	Siheung
POS-HiMETAL Co., Ltd.	Steel manufacturing and Sales	65.00	—	65.00	65.00	—	65.00	Gwangyang
POSCO E&E Co., Ltd.	Handling & disposal of waste matter	—	100.00	100.00	—	100.00	100.00	Seoul
POMIC Co., Ltd.	Education services	—	—	—	—	100.00	100.00	Pohang
POSFINE Co., Ltd.	Non metallic minerals manufacturing	69.23	—	69.23	69.23	—	69.23	Gwangyang
POS ECO HOUSING Co., Ltd.	Construction	85.25	—	85.25	85.25	—	85.25	Pohang
Mapo high broad parking Co., Ltd.	Construction	—	71.00	71.00	—	71.00	71.00	Seoul
Dakos Co., Ltd.	Railway equipment manufacturing	—	81.00	81.00	—	81.00	81.00	Seongnam
Kwang Yang SPFC Co., Ltd.	Steel manufacturing	—	65.84	65.84	—	65.84	65.84	Gwangyang
POSCALCIUM Company, Ltd.	Non metallic minerals manufacturing	—	86.87	86.87	—	70.00	70.00	Pohang
Plant Engineering service Technology Co., Ltd.	Engineering service	—	100.00	100.00	—	100.00	100.00	Pohang
9Digit Co., Ltd.	Steel manufacturing	—	86.48	86.48	—	86.49	86.49	Incheon
Postech Early Stage Fund (*2)	Financial investment	—	10.00	10.00	—	10.00	10.00	Pohang
Busan E&E Co., Ltd.	Handling & disposal of waste matter	70.00	—	70.00	70.00	—	70.00	Busan
POSCO Family Strategy Funds	Financial investment	60.79	39.21	100.00	69.93	30.07	100.00	Pohang
POREKA Co., Ltd.	Advertising agency	100.00	—	100.00	100.00	—	100.00	Seoul
Songdo SE Co., Ltd.	Cleaning service	—	—	—	100.00	—	100.00	Incheon
Daewoo International Corporation	Trading, Energy & Resource development	60.31	—	60.31	66.56	—	66.56	Seoul
POSCOLED Co., Ltd.	LED lightning	16.70	63.30	80.00	16.70	63.33	80.03	Seongnam
Gunsan SPFC Co., Ltd.	Steel manufacturing	—	70.09	70.09	—	70.09	70.09	Gunsan
POSCO NST Co., Ltd.	Steel manufacturing	—	—	—	100.00	—	100.00	Busan
Pohang Scrap Recycling Center Co., Ltd.	Steel manufacturing	—	51.00	51.00	—	51.00	51.00	Pohang
PSC energy global Co., Ltd.	Business service	—	100.00	100.00	—	100.00	100.00	Pohang
Suncheon Ecotrans Co., Ltd.	Train manufacturing & management	100.00	—	100.00	100.00	—	100.00	Suncheon
Shinan Energy Co., Ltd.	Manufacturing & management	—	—	—	—	100.00	100.00	Mokpo
Reco Metal Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	88.58	88.58	Hwasung
NewAltec Co., Ltd.	Aluminum products manufacturing and sales	—	60.10	60.10	—	60.10	60.10	Incheon
PONUTech Co., Ltd.	Nuclear power generation design and repair service	—	100.00	100.00	—	100.00	100.00	Ulsan
BLUE O&M Co., Ltd	Service	—	100.00	100.00	—	100.00	100.00	Ulsan
Tamra Offshore Wind Power Co., Ltd	Cogeneration plant operation	—	64.00	64.00	—	—	—	Jeju
POS-HiAL	Aluminum products manufacturing and sales	—	65.30	65.30	—	—	—	Youngam
MCM Korea	Iron ore sales & mine development	—	100.00	100.00	—	—	—	Seoul
Tancheon E&E	Sewage heat energy supply	5.00	95.00	100.00	—	—	—	Seoul

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2012			2011
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO America Corporation	Steel trading	99.45	0.55	100.00	99.45	0.55	100.00	USA
POSCO Australia Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO Canada Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCAN Elkveiw Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO Asia Co., Ltd.	Steel transit trading	100.00	—	100.00	100.00	—	100.00	Hong Kong
Dalian POSCO Steel Co., Ltd	Steel manufacturing	30.00	55.00	85.00	30.00	55.00	85.00	China
POSCO-CTPC Co., Ltd.	Steel manufacturing	56.60	43.40	100.00	56.60	43.40	100.00	China
POSCO-JKPC Co., Ltd.	Steel manufacturing	—	95.00	95.00	—	95.00	95.00	Japan
International Business Center Corporation	Leasing Service	—	60.00	60.00	—	60.00	60.00	Vietnam
POSCO E&C Vietnam Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
Zhangjiagang Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	58.60	23.88	82.48	58.60	23.88	82.48	China
Guangdong Pohang Coated Steel Co., Ltd.	Plating steel sheet manufacturing	87.04	10.04	97.08	84.52	10.01	94.53	China
POSCO (Thailand) Company Ltd.	Steel manufacturing	85.62	14.38	100.00	85.62	14.38	100.00	Thailand
Myanmar POSCO Steel Co., Ltd	Zinc relief manufacturing	70.00	—	70.00	70.00	—	70.00	Myanmar
POSCO-JOPC Co., Ltd.	Steel manufacturing	—	56.84	56.84	—	56.84	56.84	Japan
POSCO Investment Co., Ltd.	Financial Service	100.00	—	100.00	99.99	—	99.99	Hong Kong
POSCO-MKPC SDN BHD.	Steel manufacturing	44.69	25.31	70.00	44.69	25.31	70.00	Malaysia
Qingdao Pohang Stainless Steel Co., Ltd.	Stainless steel manufacturing	70.00	30.00	100.00	70.00	30.00	100.00	China
POSCO (Suzhou) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO BioVentures L.P.	Bio tech Industry	—	100.00	100.00	—	100.00	100.00	USA
PT. POSNESIA	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
POSCO E&C—Hawaii Inc.	Real estate Industry	—	100.00	100.00	—	100.00	100.00	USA
POS-Qingdao Coil Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POS-Ore Pty. Ltd.	Iron ore sales & mine development	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-China Holding Corp.	A holding company	100.00	—	100.00	100.00	—	100.00	China
POSCO-Japan Co., Ltd.	Steel trading	100.00	—	100.00	100.00	—	100.00	Japan
POS-CD Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POS-GC Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-India Private Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO-India Pune Steel Processing Centre Pvt. Ltd.	Steel manufacturing	65.00	—	65.00	65.00	—	65.00	India
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)	Steel manufacturing	—	88.02	88.02	—	90.00	90.00	Japan
POSCO-Foshan Steel Processing Center Co.,Ltd.	Steel manufacturing	39.60	60.40	100.00	39.60	60.40	100.00	China
POSCO E&C (China) Co., Ltd.	Construction and civil engineering	—	100.00	100.00	—	100.00	100.00	China
POSCO MPC S.A. de C.V.	Steel manufacturing	—	95.00	95.00	—	90.00	90.00	Mexico
Zhangjigang Pohang Port Co., Ltd.	Load and unload industry	—	100.00	100.00	—	100.00	100.00	China
Qingdao Pujin Steel Material Co., Ltd	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-Vietnam Co., Ltd.	Steel manufacturing	85.00	—	85.00	85.00	—	85.00	Vietnam
POSCO-Mexico Co., Ltd.	Mobile steel sheet manufacturing	84.84	15.16	100.00	80.68	19.32	100.00	Mexico
POSCO-India Delhi Steel Processing Centre Pvt. Ltd	Steel manufacturing	66.40	10.00	76.40	76.40	—	76.40	India
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd	Steel manufacturing	60.00	—	60.00	60.00	—	60.00	Poland
POS-NP Pty. Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-Vietnam Processing Center Co., Ltd.	Steel manufacturing	91.63	—	91.63	89.58	—	89.58	Vietnam
POSCO (Chongqing) Automotive Processing Center Co, Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
Suzhou POS-CORE Technology Co., Ltd.	Component manufacturing	—	100.00	100.00	—	100.00	100.00	China
POSCO-JYPC Co., Ltd.	Steel manufacturing	—	—	—	—	82.37	82.37	Japan
POSCO-Malaysia SDN. BHD.	Steel manufacturing	80.07	13.34	93.41	80.07	13.34	93.41	Malaysia
POS-Minerals Corporation	Mine development & sales	—	100.00	100.00	—	100.00	100.00	USA
POSCO (Wuhu) Automotive Processing Center Co., Ltd.	Steel manufacturing	68.57	31.43	100.00	68.57	31.43	100.00	China
POSCO E&C India Private Ltd.	Construction and engineering	—	100.00	100.00	—	100.00	100.00	India
POSCO E&C SMART	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Mexico
POSCO-Philippine Manila Processing Center Inc.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Philippines
POS-GSFC LLC	Steel manufacturing	—	81.93	81.93	48.98	48.98	48.98	AEU
Dalian POSCON Dongbang Automatic Co., Ltd.	Electronical control equipment manufacturing	—	100.00	100.00	—	70.00	70.00	China
SANPU TRADING CO.,LTD.	Transit trade	—	70.00	70.00	—	70.04	70.04	China
Zhangjiagang BLZ Pohang International Trading Co., Ltd.	Steel transit trading	—	100.00	100.00	—	100.00	100.00	China
POSCO Mexico Human Tech.	Service	80.00	20.00	100.00	80.00	20.00	100.00	Mexico
POSCO Mexico East Steel Distribution Center Co., Ltd	Steel product sales	—	56.80	56.80	—	56.81	56.81	Mexico

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2012			2011
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO ICT-China	IT service and DVR business	—	100.00	100.00	—	100.00	100.00	China
DWEMEX S.A.DE C.V.	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
POS MPC Servicios de C.V.	Steel manufacturing	—	61.00	61.00	—	61.00	61.00	Mexico
POSCO-URUGUAY S.A.	Lumber manufacturing & sales	98.00	—	98.00	98.00	—	98.00	Uruguay
POSCO South East Asia Pte. Ltd.	Steel transit trading	—	67.54	67.54	—	51.00	51.00	Singapore
Europe Steel Distribution Center	Steel product sales	50.00	20.00	70.00	50.00	20.00	70.00	Slovenia
VECTUS Ltd.	PRT test track construction	—	99.57	99.57	—	99.57	99.57	England
Zeus (Cayman)	Service	100.00	—	100.00	100.00	—	100.00	Cayman Islands
POSCO VST Co., Ltd.	Stainless steel manufacturing	95.65	—	95.65	95.65	—	95.65	Vietnam
POSCO Maharashtra Steel Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO India Chennai Steel Processing Centre Pvt. Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
POSCO Turkey Nilufer Processing Center Co., Ltd.	Steel manufacturing	100.00	—	100.00	100.00	—	100.00	Turkey
POSCO Vietnam Ha Noi Processing Center Co., Ltd.	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Vietnam
POSCO (Liaoning) Automotive Processing Center Co., Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO-Indonesia Jakarta Processing Center	Steel manufacturing	65.00	20.00	85.00	65.00	20.00	85.00	Indonesia
POSCO E&C Venezuela C.A	Construction and engineering	—	100.00	100.00	—	100.00	100.00	Venezuela
PT. MRI	mine development	65.00	—	65.00	65.00	—	65.00	Indonesia
POSCORE-INDIA	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	India
POSCO America Alabama Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	USA
PT DEC Indonesia	Construction	—	95.00	95.00	—	95.00	95.00	Indonesia
POSCO (Yantai) Automotive Processing Center Co.,Ltd.	Steel manufacturing	90.00	10.00	100.00	90.00	10.00	100.00	China
POSCO India Steel Distribution Center Private Ltd.	Steel Logistics	—	100.00	100.00	—	100.00	100.00	India
POSCO China Dalian Plate Processing Center Co., Ltd.	Steel manufacturing	80.00	10.00	90.00	80.00	10.00	90.00	China
POSCO-South Asia Co., Ltd.	Steel product sales	100.00	—	100.00	100.00	—	100.00	Thailand
POSCO SS-VINA Co., LTD	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
POSCO-NCR Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
POSCO WA Pty. Ltd.	Iron ore sales & mine development	100.00	—	100.00	100.00	—	100.00	Australia
POSCO E&C—UZ	Construction	—	100.00	100.00	—	100.00	100.00	Uzbekistan
POSCO Australia GP Limited	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo International America Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Deutschland GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
Daewoo International Japan Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	Japan
Daewoo International Singapore Pte. Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Singapore
Daewoo Italia S.r.l.	Trading business	—	100.00	100.00	—	100.00	100.00	Italia
Daewoo Cement (Shandong) Co., Ltd.	Cement manufacturing	—	—	—	—	100.00	100.00	China
Daewoo (China) Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PT. RISMAR Daewoo Apparel	Clothing business	—	—	—	—	100.00	100.00	Indonesia
Daewoo Textile Fergana LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo Textile Bukhara LLC	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Uzbekistan
Daewoo International Australia Holdings Pty. Ltd.	Resource development	—	100.00	100.00	—	100.00	100.00	Australia
Daewoo Paper Manufacturing Co., Ltd.	Paper industry	—	66.70	66.70	—	66.70	66.70	China
Tianjin Daewoo. Paper Co., Ltd	Paper industry	—	68.30	68.30	—	68.00	68.00	China
POSCO Mauritius Ltd.	Mine development & sales	—	100.00	100.00	—	100.00	100.00	Mauritius
PT. KRAKATAU POSCO	Steel manufacturing	70.00	—	70.00	70.00	—	70.00	Indonesia
MYANMAR Daewoo LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Myanmar
Daewoo International MEXICO S.A. de C.V.	Trading business	—	100.00	100.00	—	100.00	100.00	Mexico
Daewoo International Guangzhou Corp.	Trading business	—	100.00	100.00	—	100.00	100.00	China
Daewoo Energy Central Asia	Resource development	—	—	—	—	100.00	100.00	Uzbekistan
Daewoo STC (& Apparel) Vietnam Ltd.	Textile manufacturing	—	100.00	100.00	—	100.00	100.00	Vietnam
MYANMAR Daewoo International Ltd.	Textile manufacturing	—	—	—	—	55.00	55.00	Myanmar
DAYTEK ELECTRONICS CORP.	Trading business	—	—	—	—	100.00	100.00	Canada
Daewoo (M) SDN. BHD.	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo CANADA LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	Canada
Daewoo EL SALVADOR S.A. DE C.V.	Trading business	—	88.00	88.00	—	88.00	88.00	El Salvador
GEZIRA TANNERY CO., LTD.	Leather manufacturing	—	60.00	60.00	—	60.00	60.00	Sudan

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2012			2011
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
[Foreign]
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.	Steel manufacturing	—	100.00	100.00	—	100.00	100.00	China
Daewoo International Corporation (M) SDN BHD	Trading business	—	100.00	100.00	—	100.00	100.00	Malaysia
Daewoo International SHANGHAI CO., LTD.	Trading business	—	100.00	100.00	—	100.00	100.00	China
PGSF, LLC	Bio tech industry	—	100.00	100.00	—	100.00	100.00	USA
Xenesys Inc.	Power generation equipment manufacturing	29.58	21.35	50.93	29.58	21.36	50.94	Japan
Daewoo International INDIA Private Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	India
TECHREN Solar, LLC	Electrical industry	—	99.92	99.92	—	99.97	99.97	USA
PT. POSCO E&C Indonesia	Construction	—	100.00	100.00	—	100.00	100.00	Indonesia
Hume Coal Pty. Ltd.	Raw material manufacturing	—	70.00	70.00	—	70.00	70.00	Australia
Daewoo HANDELS GmbH	Trading business	—	100.00	100.00	—	100.00	100.00	Germany
POSCO Foundation	Non-profit charitable organization	—	100.00	100.00	—	100.00	100.00	India
EPC EQUITIES LLP	Construction	—	70.00	70.00	—	70.00	70.00	England
SANTOS CMI Construction Trading LLP	Construction	—	99.90	99.90	—	99.90	99.90	England
SANTOS CMI INC. USA	Construction	—	100.00	100.00	—	100.00	100.00	USA
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA	Construction	—	99.98	99.98	—	99.98	99.98	Brazil
SANTOS CMI PERU S.A.	Construction	—	99.99	99.99	—	99.99	99.99	Peru
SANTOS CMI COSTA RICA S.A.	Construction	—	100.00	100.00	—	100.00	100.00	Coasta Rica
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)	Construction	—	100.00	100.00	—	100.00	100.00	Uruguay
GENTECH International INC.	Construction	—	90.00	90.00	—	90.00	90.00	Panama
EPC INVESTMENTS C.V.	Construction	—	99.99	99.99	—	99.99	99.99	Netherlands
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.	Construction	—	99.90	99.90	—	99.90	99.90	Ecuador
ASESORiA Y SERVICIOS EPC S.A CHILE	Construction	—	99.00	99.00	—	99.00	99.00	Chile
SANTOS CMI S.A.	Construction	—	70.00	70.00	—	70.00	70.00	Ecuador
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.	Construction	—	99.00	99.00	—	99.00	99.00	Chile
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)	Construction	—	99.00	99.00	—	99.00	99.00	Mexico
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.	Construction	—	90.00	90.00	—	90.00	90.00	Ecuador
VAUTIDAMERICAS S.A.	Construction	—	51.00	51.00	—	51.00	51.00	Ecuador
SANTOS CMI Constructions Argentina S.A.	Construction	—	95.00	95.00	—	95.00	95.00	Argentina
POSCO E&C Brazil Ltd.	Construction	—	100.00	100.00	—	100.00	100.00	Brazil
POSCO Electrical Steel India Private Limited	Electrical steel manufacturing	100.00	—	100.00	100.00	—	100.00	India
Daewoo International Cameroon PLC	Resource development	—	100.00	100.00	—	100.00	100.00	Cameroon
POSCO ASSAN TST STEEL Industry	Resource development	60.00	10.00	70.00	60.00	10.00	70.00	Turkey
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Hong Kong
POSCO Klappan Coal Ltd.	Coal sales	—	100.00	100.00	—	100.00	100.00	Canada
DAESAN (Cambodia) Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	Cambodia
Brazil Sao Paulo Steel Processing Center Co., Ltd	Steel manufacturing	—	76.00	76.00	—	76.00	76.00	Brazil
POSCO(Dalian) IT Center Development Co., Ltd.	Investment	—	100.00	100.00	—	100.00	100.00	China
PT.POSCO Resources Indonesia	Mine development	100.00	—	100.00	100.00	—	100.00	Indonesia
PT. POSCO ICT Indonesia	IT service and electric control engineering	—	66.99	66.99	—	100.00	100.00	Indonesia
PT. POSCO M-Tech Indonesia	Steel manufacturing	—	60.00	60.00	—	100.00	100.00	Indonesia
PT. KRAKATAU POSCOPOWER	Manufacturing & management	—	90.00	90.00	—	70.00	70.00	Indonesia
POSCO RUS LLC.	Trading business	90.00	10.00	100.00	90.00	10.00	100.00	Russia
POSCO-Thainox Public Company Limited.	Steel manufacturing	84.93	—	84.93	94.93	—	94.93	Thailand
Daewoo International Shanghai Waigaoqiao Co., Ltd.	Merchandising trade	—	100.00	100.00	—	100.00	100.00	China
PT. Bio Inti Agrindo	Forest resources development	—	85.00	85.00	—	85.00	85.00	Indonesia
POSCO E&C Australia Pty Ltd.	Iron ore sales	—	100.00	100.00	—	100.00	100.00	Australia
POSCO-TISCO (Jilin) Processing Center Co., Ltd.	Steel manufacturing	50.00	10.00	60.00	73.53	14.71	88.24	China
Hunchun POSCO Logistics Co., Ltd.	Logistics	—	78.15	78.15	—	80.00	80.00	China
USA SRDC Corporation	Scrap sale	—	100.00	100.00	—	100.00	100.00	USA
Daewoo International Vietnam Co., Ltd.	Trading business	—	100.00	100.00	—	100.00	100.00	Vietnam
PT. Krakatau POSCO Chemtech Calcination	Manufacturing and selling	—	80.00	80.00	—	—	—	Indonesia
POSCO-Africa	Trading business	100.00	—	100.00	—	—	—	South Africa
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	Construction and engineering service	—	100.00	100.00	—	—	—	Costa Rica
POSCO ICT BRASIL
PARTICIPACOES	IT service and engineering	—	100.00	100.00	—	—	—	Brazil
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	Scrap manufacturing	—	68.41	68.41	—	—	—	USA
EEC, GmbH	Construction and engineering service	—	—	—	—	—	—	Germany
Posco Center Beijing	Real estate development, rental and management	—	99.00	99.00	—	—	—	China

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
		2012			2011
	Principal operations	POSCO	Subsidiaries	Total	POSCO	Subsidiaries	Total	Region
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.	Steel sale	—	100.00	100.00	—	—	—	Mexico
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	Human-resource service	—	100.00	100.00	—	—	—	Mexico
Guangdong Pohang Car Steel Co., Ltd.	Steel manufacturing and selling	83.64	10.00	93.64	—	—	—	China
POSCO Mexico Aguascalientes Processing Center Co., Ltd.	Steel manufacturing and selling	80.00	20.00	100.00	—	—	—	Mexico

(*1)	Included as a subsidiary from 2011 as the Company has the power over more than half of the voting rights by virtue of an agreement with Postech, which has a 4.72% ownership interest.
(*2)	These subsidiaries are included in the consolidated financial statements as the controlling company has control over them in consideration of the board of directors’ composition and others.

Changes in equity recognized as a result of changes in the Company’s ownership interests in subsidiaries that did not result in a loss of control (2012 : POSCO Specialty Steel Co., Ltd., POSCO ENERGY Co., Ltd., POSCO-Thainox Public Company Limited , etc., 2011 : POSCO ENGINEERING CO., LTD, Guangdong Pohang Coated Steel Co., Ltd., POSCO VST Co., Ltd., etc.) were ￦41,924 million and ￦20,694 million for the years ended December 31, 2012 and 2011, respectively.

Cash flows from increase in non-controlling interest, net for the years ended December 31, 2012 and 2011 amounted to ￦375,850 and ￦155,785 million, respectively.

As of December 31, 2012, there are no restrictions on the ability of subsidiaries to transfer funds to the controlling company, such as in the form of cash dividends, repayment of loans or payment of advances.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	Summarized financial information of subsidiaries as of December 31, 2012 and 2011 are as follows:

1)	December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	￦	7,893,306	5,007,149	2,886,157	7,041,300	346,107
POSCO P&S Co., Ltd.		1,084,473	456,338	628,135	2,770,764	8,087
POSCO Coated & Color Steel Co., Ltd.		468,910	294,718	174,192	853,499	(47,444)
POSCO Plant Engineering Co., Ltd.		255,831	162,662	93,169	523,227	2,121
POSCO ICT Co., Ltd.		802,675	527,641	275,034	1,017,662	40,089
POSCO Research Institute		34,138	9,239	24,899	46,340	535
Seoung Gwang Co., Ltd.		83,439	33,998	49,441	12,667	685
POSCO Architects & Consultants Co., Ltd.		87,019	40,382	46,637	160,667	(6,227)
POSCO Specialty Steel Co., Ltd.		1,496,939	484,585	1,012,354	1,405,667	69,091
POSTECH Venture Capital Corp.		107,796	501	107,295	6,475	1,438
eNtoB Co., Ltd.		103,000	71,712	31,288	607,230	1,839
POSCO Chemtec Company Ltd.		533,402	134,298	399,104	1,292,356	78,554
POSCO Terminal Co., Ltd.		120,483	14,806	105,677	111,275	25,796
POSCO M-TECH Co., Ltd.		340,877	169,150	171,727	618,316	14,737
POSCO ENERGY Co., Ltd.		3,315,742	2,374,622	941,120	2,805,208	177,796
Postech 2006 Energy Fund		26,000	950	25,050	6,141	385
POSCO TMC Co., Ltd.		253,987	163,175	90,812	268,574	152
PNR Co., Ltd.		149,117	104,272	44,845	72,607	13,380
Megaasset Co., Ltd.		112,729	64,252	48,477	14,274	1,402
POSCO Engineering Company		562,645	383,154	179,491	881,279	1,141
Pohang SPFC Co., Ltd.		29,514	22,941	6,573	75,513	816
POSWITH Co., Ltd.		5,140	2,366	2,774	14,873	105
POSCO AST Co., Ltd.		453,410	298,192	155,218	372,185	4,564
POS-HiMETAL Co., Ltd.		341,640	321,197	20,443	155,274	(19,369)
POSCO E&E Co., Ltd.		22,787	52	22,735	—	407
POSFINE Co., Ltd.		58,480	46,640	11,840	19,651	(2,304)
POS ECO HOUSING Co., Ltd.		8,274	1,822	6,452	14,513	108
Mapo high broad parking Co., Ltd.		1,561	281	1,280	—	(285)
Dakos Co., Ltd.		670	191	479	245	16
Kwang Yang SPFC Co., Ltd.		85,814	76,909	8,905	39,472	(6,539)
POSCALCIUM Company, Ltd.		7,637	6,528	1,109	155	(1,790)
Plant Engineering service Technology Co., Ltd.		3,620	1,316	2,304	8,332	477
9Digit Co., Ltd.		27,458	22,798	4,660	289,912	(431)
Postech Early Stage Fund		9,869	—	9,869	163	(100)
Busan E&E Co., Ltd.		79,054	37,470	41,584	67,419	(745)
POSCO Family Strategy Funds		66,390	—	66,390	1,368	362
POREKA Co., Ltd.		16,785	12,967	3,818	40,560	1,389
Daewoo International Corporation		6,989,140	4,866,242	2,122,898	17,011,373	306,041
POSCOLED Co., Ltd.		37,735	23,523	14,212	41,278	(8,205)
Gunsan SPFC Co., Ltd.		61,683	41,606	20,077	70,443	(692)
Pohang Scrap Recycling Center Co., Ltd.		19,435	3,207	16,228	5,657	1,270

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
PSC energy global Co., Ltd.	￦	61,168	—	61,168	—	(3,060)
Suncheon Ecotrans Co., Ltd.		49,496	27,118	22,378	—	(251)
Reco Metal Co., Ltd.		32,959	35,547	(2,588)	42,482	(4,736)
NewAltec Co., Ltd.		126,527	28,488	98,039	95,474	1,376
PONUTech Co., Ltd.		133,854	97,105	36,749	53,662	(5,825)
BLUE O&M Co., Ltd		900	21	879	232	(110)
Tamra Offshore Wind Power Co., Ltd.		20,074	2	20,072	—	(56)
POS-HiAL		47,314	32,852	14,462	—	(1,158)
MCM Korea		50	—	50	—	—
Tancheon E&E		5,606	17	5,589	—	(165)
[Foreign]
POSCO America Corporation		510,392	333,246	177,146	803,368	(1,338)
POSCO Australia Pty. Ltd.		1,195,398	477,894	717,504	118,874	23,634
POSCO Canada Ltd.		555,972	47,925	508,047	205,885	62,584
POSCO Asia Co., Ltd.		586,971	550,913	36,058	2,616,390	2,148
Dalian POSCO Steel Co., Ltd		29,078	47,280	(18,202)	18,615	(9,958)
POSCO-CTPC Co., Ltd.		82,206	50,391	31,815	132,510	1,481
POSCO-JKPC Co., Ltd.		79,788	61,793	17,995	115,531	3,108
International Business Center Corporation		81,465	46,210	35,255	25,340	10,987
POSCO E&C Vietnam Co., Ltd.		127,161	102,831	24,330	187,325	14,331
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,340,336	867,576	472,760	2,786,474	(79,016)
Guangdong Pohang Coated Steel Co., Ltd.		141,727	102,418	39,309	221,738	(20,980)
POSCO (Thailand) Company Ltd.		155,836	110,059	45,777	255,611	5,611
Myanmar POSCO Steel Co., Ltd		23,699	7,810	15,889	19,484	2,569
POSCO-JOPC Co., Ltd.		78,402	73,817	4,585	114,432	647
POSCO Investment Co., Ltd.		718,078	621,268	96,810	13,461	6,000
POSCO-MKPC SDN BHD.		159,191	111,749	47,442	232,088	107
Qingdao Pohang Stainless Steel Co., Ltd.		206,941	117,753	89,188	514,354	(17,445)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		284,046	195,684	88,362	407,513	8,425
POSCO BioVentures L.P.		7,571	—	7,571	—	(1,301)
PT. POSNESIA		14,978	1,926	13,052	—	(55)
POSCO E&C—Hawaii Inc.		350	2	348	—	(35)
POS-Qingdao Coil Center Co., Ltd.		47,351	33,119	14,232	111,017	(623)
POS-Ore Pty. Ltd.		59,784	11,043	48,741	163,407	75,389
POSCO-China Holding Corp.		438,538	184,127	254,411	138,067	3,055
POSCO-Japan Co., Ltd.		852,406	735,583	116,823	1,659,045	16,218
POS-CD Pty. Ltd.		68,681	17,931	50,750	12,869	(9,603)
POS-GC Pty. Ltd.		83,998	49,598	34,400	20,160	(10,905)
POSCO-India Private Ltd.		131,409	306	131,103	—	(768)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		179,112	164,386	14,726	252,296	(6,061)
POSCO-JEPC Co., Ltd. (formerly, POSCO-JNPC Co., Ltd.)		221,086	200,769	20,317	351,377	4,769
POSCO-Foshan Steel Processing Center Co., Ltd.		218,881	177,426	41,455	515,773	727
POSCO E&C (China) Co., Ltd.		145,448	101,733	43,715	169,956	8,459
POSCO MPC S.A. de C.V.		204,770	178,108	26,662	359,768	(7,137)
Zhangjigang Pohang Port Co., Ltd.		23,889	9,070	14,819	6,542	255
Qingdao Pujin Steel Material Co., Ltd		10,429	9,628	801	59,165	(1,313)
POSCO-Vietnam Co., Ltd.		572,453	539,426	33,027	805,214	(46,619)
POSCO-Mexico Co., Ltd.		772,518	538,907	233,611	430,986	(12,354)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		100,153	81,218	18,935	142,038	977
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		56,394	37,399	18,995	97,381	5,875

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POS-NP Pty. Ltd.	￦	62,868	26,259	36,609	28,872	(4,363)
POSCO-Vietnam Processing Center Co., Ltd.		64,551	39,418	25,133	137,641	58
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		63,038	54,523	8,515	93,615	(729)
Suzhou POS-CORE Technology Co., Ltd.		52,746	29,180	23,566	83,910	(1,055)
POSCO-Malaysia SDN. BHD.		74,431	96,028	(21,597)	153,122	1,529
POS-Minerals Corporation		213,365	108,246	105,119	—	(496)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		62,067	39,958	22,109	86,998	(363)
POSCO E&C India Private Ltd.		33,536	26,578	6,958	56,037	2,990
POSCO E&C SMART		12,607	10,693	1,914	41,717	1,326
POSCO-Philippine Manila Processing Center Inc.		23,737	14,091	9,646	35,897	673
POS-GSFC LLC		41,150	33,676	7,474	24,891	(3,297)
Dalian POSCON Dongbang Automatic Co., Ltd.		6,358	1,418	4,940	5,109	270
SANPU TRADING CO.,LTD.		1,753	2	1,751	86	21
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		9,150	4,408	4,742	61,529	192
POSCO Mexico Human Tech.		693	708	(15)	6,777	(148)
POSCO Mexico East Steel Distribution Center Co., Ltd		12,860	717	12,143	5,654	287
POSCO ICT-China		1,922	1,286	636	6,528	227
DWEMEX S.A.DE C.V.		211	19	192	—	29
POS MPC Servicios de C.V.		925	697	228	6,077	62
POSCO-URUGUAY S.A.		24,835	226	24,609	3	(1,842)
POSCO South East Asia Pte. Ltd.		9,571	7,126	2,445	90,158	556
Europe Steel Distribution Center		7,270	1,460	5,810	13,054	399
VECTUS Ltd.		2,859	12,164	(9,305)	3,365	(7,325)
POSCO VST Co., Ltd.		405,882	353,058	52,824	348,339	(30,977)
POSCO Maharashtra Steel Pvt. Ltd.		942,982	754,791	188,191	97,948	(41,512)
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		129,030	119,375	9,655	187,797	1,453
POSCO Turkey Nilufer Processing Center Co., Ltd.		51,139	40,429	10,710	53,246	1,841
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		46,382	40,764	5,618	72,321	(1,232)
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		71,502	48,643	22,859	114,046	1,143
POSCO-Indonesia Jakarta Processing Center		79,711	57,569	22,142	76,506	(1,402)
POSCO E&C Venezuela C.A		128	—	128	—	—
PT. MRI		8,148	15,508	(7,360)	1,109	(1,603)
POSCORE-INDIA		9,004	6,823	2,181	17,192	(45)
POSCO America Alabama Processing Center Co., Ltd.		49,178	37,475	11,703	109,454	(397)
PT DEC Indonesia		6,960	6,936	24	15,296	(101)
POSCO (Yantai) Automotive Processing Center Co.,Ltd.		35,773	20,063	15,710	57,464	442
POSCO India Steel Distribution Center Private Ltd.		4,759	2,698	2,061	57	(72)
POSCO China Dalian Plate Processing Center Co., Ltd.		86,264	55,531	30,733	37,501	(7,020)
POSCO-South Asia Co., Ltd.		13,212	183	13,029	8,354	72
POSCO SS-VINA Co., LTD		156,811	4,050	152,761	—	(2,602)
POSCO WA Pty. Ltd.		235,224	51	235,173	—	(39,181)
POSCO E&C—UZ		8,589	7,968	621	1,076	334
POSCO Australia GP Limited		62,768	4	62,764	—	(67,392)
Daewoo International America Corp.		332,620	288,716	43,904	1,040,183	4,767
Daewoo International Deutschland GmbH		104,259	94,087	10,172	324,061	739

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	￦	236,056	228,631	7,425	749,714	273
Daewoo International Singapore Pte. Ltd.		80,294	75,966	4,328	708,613	13
Daewoo Italia S.r.l.		103,710	99,911	3,799	262,784	383
Daewoo (China) Co., Ltd.		56,225	9,614	46,611	118,971	683
Daewoo Textile Fergana LLC		86,781	65,730	21,051	127,432	9,214
Daewoo Textile Bukhara LLC		54,780	40,581	14,199	44,382	2,615
Daewoo International Australia Holdings Pty. Ltd.		154,829	26,482	128,347	7,539	(3,464)
Daewoo Paper Manufacturing Co., Ltd.		70,572	70,339	233	69,880	(4,132)
Tianjin Daewoo. Paper Co., Ltd		13,739	31,105	(17,366)	—	—
POSCO Mauritius Ltd.		23,316	2	23,314	—	(15)
PT. KRAKATAU STEEL POSCO		1,912,134	969,415	942,719	—	(29,063)
MYANMAR Daewoo LTD.		5,671	3	5,668	1,305	473
Daewoo International MEXICO S.A. de C.V.		80,432	75,226	5,206	262,230	1,412
Daewoo International Guangzhou Corp.		18,292	14,120	4,172	66,808	(4,854)
Daewoo STC & Apparel Vietnam Ltd.		1,736	89	1,647	1,856	96
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		114,433	102,240	12,193	265,850	519
Daewoo International Corporation (M) SDN BHD		9,145	6,689	2,456	37,244	213
Daewoo International SHANGHAI CO., LTD.		38,374	30,621	7,753	63,039	(2,746)
PGSF, LLC		5,669	2	5,667	—	731
Xenesys Inc.		10,162	1,404	8,758	4,302	(1,083)
Daewoo International INDIA Private Ltd.		2,279	272	2,007	2,382	223
TECHREN Solar, LLC		6,015	—	6,015	—	(2,486)
PT. POSCO E&C Indonesia		100,543	78,852	21,691	247,331	20,302
Hume Coal Pty. Ltd.		36,681	1,194	35,487	48	(210)
POSCO Foundation		187	2	185	—	(4)
EPC EQUITIES LLP		36,602	36,636	(34)	—	(141)
SANTOS CMI Construction Trading LLP		39,148	30,527	8,621	15,299	8,963
SANTOS CMI INC. USA		43,496	47,350	(3,854)	60,152	(5,013)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		9,338	17,629	(8,291)	20,029	(17,431)
SANTOS CMI PERU S.A.		19,937	39,932	(19,995)	69,415	(26,391)
SANTOS CMI COSTA RICA S.A.		10,720	10,469	251	—	(99)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		18	7	11	—	(25)
GENTECH International INC.		1,972	1,568	404	1,008	227
EPC INVESTMENTS C.V.		107	24	83	—	(8)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		103	4	99	—	(6)
ASESORiA Y SERVICIOS EPC S.A CHILE		891	468	423	1,691	250
SANTOS CMI S.A.		58,219	44,584	13,635	46,738	1,737
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		9,533	3,608	5,925	1,608	178
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		84	149	(65)	335	(158)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		8,648	6,018	2,630	16,926	465

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
VAUTIDAMERICAS S.A.	￦	4,866	2,217	2,649	1,445	(451)
SANTOS CMI Constructions Argentina S.A.		58	24	34	—	4
POSCO E&C Brazil Ltd.		343,882	322,576	21,306	59,862	11,470
POSCO Electrical Steel India Private Limited		132,529	94,046	38,483	—	(1,343)
Daewoo International Cameroon PLC		2,064	25	2,039	—	—
POSCO ASSAN TST STEEL Industry		377,066	230,778	146,288	—	1,072
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		147,685	172,085	(24,400)	—	(21,103)
DAESAN (Cambodia) Co., Ltd.		27,979	33,111	(5,132)	—	(18)
Brazil Sao Paulo Steel Processing Center Co., Ltd		39,794	23,210	16,584	4,863	(1,634)
POSCO(Dalian) IT Center Development Co., Ltd.		176,026	37,908	138,118	—	(4,691)
PT.POSCO Resources Indonesia		2,448	48	2,400	—	(1,147)
PT. POSCO ICT Indonesia		3,624	3,185	439	4,335	(324)
PT. POSCO M-Tech Indonesia		11,577	6,620	4,957	9,631	(34)
PT. KRAKATAU POSCOPOWER		143,452	55,475	87,977	—	(949)
POSCO RUS LLC.		12,384	8,324	4,060	4,260	505
POSCO Thainox Co., Ltd.		473,048	153,836	319,212	502,041	(5,532)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		11,003	10,241	762	161,675	255
PT. Bio Inti Agrindo		35,514	21,447	14,067	404	828
POSCO E&C Australia Pty Ltd.		35,552	34,986	566	52,143	836
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		26,258	9,203	17,055	1,497	(514)
Hunchun POSCO Logistics Co., Ltd.		46,923	8	46,915	—	(829)
USA SRDC Corporation		311	21	290	—	—
Daewoo International Vietnam Co., Ltd.		4,453	149	4,304	2,096	14
PT. Krakatau POSCO Chemtech Calcination		23,217	1,279	21,938	—	(722)
Posco Africa		3,580	112	3,468	—	(1,509)
DE		1,497	1,553	(56)	1,973	(73)
POSCO ICT BRASIL PARTICIPACOES LTDA		1,983	1,471	512	—	(336)
LA-SCRAP RECYCLING DISTRIBUTION		1,274	758	516	5,128	62
Posco Center Beijing		267,838	97,208	170,630	—	(1,233)
POSCO AMERICA COMERCIALIZADORA S		177	175	2	168	2
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.		309	649	(340)	339	(408)
Guangdong Pohang Car Steel Co., Ltd.		351,910	203,033	148,877	1,061	(9,197)
POSCO Mexico Aguascalientes Processing Center Co., Ltd.		6,427	—	6,427	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2)	December 31, 2011

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
POSCO E&C Co., Ltd.	￦	6,819,542	4,260,627	2,558,915	6,142,026	109,921
POSCO P&S Co., Ltd.		1,017,070	472,175	544,895	3,141,999	19,234
POSCO Coated & Color Steel Co., Ltd.		521,471	297,947	223,524	956,179	(24,713)
POSCO Plant Engineering Co., Ltd.		208,084	117,629	90,455	597,508	6,758
POSCO ICT Co., Ltd.		687,657	446,640	241,017	983,649	30,578
POSCO Research Institute		29,320	6,304	23,016	30,844	216
Seoung Gwang Co., Ltd.		82,671	34,868	47,803	14,652	2,522
POSCO Architects & Consultants Co., Ltd.		93,268	40,458	52,810	196,794	7,236
POSCO Specialty Steel Co., Ltd.		1,582,832	691,581	891,251	1,662,896	127,573
POSTECH Venture Capital Corp.		34,222	1,094	33,128	—	1,041
eNtoB Co., Ltd.		99,382	69,607	29,775	634,830	1,249
POSCO Chemtec Company Ltd. (formerly, POSCO Refractories & Environment Co., Ltd.)		479,615	152,416	327,199	1,186,623	92,391
POSCO Terminal Co., Ltd.		96,806	15,145	81,661	100,710	22,955
POSCO M-TECH Co., Ltd.		316,953	153,876	163,077	602,155	12,447
POSCO ENERGY Co., Ltd.		2,891,382	2,327,398	563,984	1,863,670	25,152
Postech 2006 Energy Fund		21,662	1,042	20,620	—	(202)
PHP Co., Ltd.		66,461	58,521	7,940	4,456	483
POSCO TMC Co., Ltd.		204,738	113,595	91,143	219,580	5,746
PNR Co., Ltd.		159,076	129,198	29,878	74,013	13,366
Megaasset Co., Ltd.		23,757	9,354	14,403	63,667	5,794
POSCO Engineering Company (formerly Daewoo Engineering Company)		508,290	341,946	166,344	980,340	3,225
Pohang Fuel Cell Co. Ltd.		12,061	8,592	3,469	2,235	(286)
Pohang SPFC Co., Ltd.		10,021	4,221	5,800	38,117	1,170
POSWITH Co., Ltd.		5,129	2,460	2,669	13,745	151
BASYS INDUSTRY Co., Ltd.		967	266	701	2,500	369
POSTECH BD Newundertaking fund		90	—	90	—	(1)
POSBRO Co., Ltd.		126	—	126	—	(54)
POSCO AST Co., Ltd.		316,695	163,548	153,147	365,682	4,972
DaiMyung TMS Co., Ltd.		28,350	52,497	(24,147)	6,265	(3,695)
POS-HiMETAL Co., Ltd.		309,369	268,788	40,581	34,682	(28,857)
POSCO E&E Co., Ltd.		22,435	127	22,308	—	508
POMIC Co., Ltd.		4,411	2,431	1,980	21,111	317
POSFINE Co., Ltd.		62,775	48,146	14,629	2,285	(3,847)
POS ECO HOUSING Co., Ltd.		8,190	1,846	6,344	13,629	265
Mapo high broad parking Co., Ltd.		1,676	110	1,566	—	(355)
Dakos Co., Ltd.		783	321	462	225	(58)
Kwang Yang SPFC Co., Ltd.		68,279	52,806	15,473	4,686	(2,156)
POSCALCIUM Company, Ltd.		8,403	7,004	1,399	106	(1,353)
Plant Engineering service Technology Co., Ltd.		2,327	500	1,827	6,259	354
9Digit Co., Ltd.		33,820	27,091	6,729	58,341	(308)
Postech Early Stage Fund		10,034	65	9,969	—	(31)
Busan E&E Co., Ltd.		44,731	1,687	43,044	—	127
POSCO Family Strategy Funds		57,678	250	57,428	—	290
POREKA Co., Ltd.		15,131	12,880	2,251	20,785	1,158
Songdo SE Co., Ltd.		1,652	282	1,370	2,761	77
Posgreen Co., Ltd.		8,225	4,280	3,945	2,944	(33)
Daewoo International Corporation		7,823,738	6,302,994	1,520,744	18,758,511	160,088
POSCOLED Co., Ltd.		28,717	5,917	22,800	14,063	(5,355)
Gunsan SPFC Co., Ltd.		51,483	30,673	20,810	53,797	(236)
POSCO NST Co., Ltd.		158,470	121,493	36,977	202,334	(803)
Pohang Scrap Recycling Center Co., Ltd.		17,842	2,863	14,979	1,748	143

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Domestic]
PSC energy global Co., Ltd.	￦	38,780	—	38,780	—	(1,595)
Suncheon Ecotrans Co., Ltd.		25,526	2,878	22,648	—	48
Shinan Energy Co., Ltd.		8,494	—	8,494	—	(56)
Reco Metal Co., Ltd.		15,043	13,280	1,763	6,761	(2,658)
NewAltec Co., Ltd.		114,744	17,171	97,573	92,849	638
PONUTech Co., Ltd.		9,919	182	9,737	—	(263)
BLUE O&M Co., Ltd		988	—	988	—	(12)
[Foreign]
POSCO America Corporation		416,078	223,968	192,110	419,258	8,866
POSCO Australia Pty. Ltd.		1,161,366	462,383	698,983	136,144	283,875
POSCO Canada Ltd.		565,424	82,867	482,557	304,274	133,660
POSCAN Elkveiw Coal Ltd.		—	—	—	—	—
POSCO Asia Co., Ltd.		540,685	504,059	36,626	2,968,097	6,523
Dalian POSCO Steel Co., Ltd		49,104	58,254	(9,150)	90,990	(8,711)
POSCO-CTPC Co., Ltd.		84,966	52,546	32,420	134,930	1,320
POSCO-JKPC Co., Ltd.		93,668	75,512	18,156	87,203	1,405
International Business Center Corporation		90,577	51,831	38,746	25,889	11,655
POSCO E&C Vietnam Co., Ltd.		77,583	77,679	(96)	114,350	6,670
Zhangjiagang Pohang Stainless Steel Co., Ltd.		1,569,551	986,798	582,753	2,808,722	4,444
Guangdong Pohang Coated Steel Co., Ltd.		394,452	163,785	230,667	275,521	(7,849)
POSCO (Thailand) Company Ltd.		140,260	98,044	42,216	231,144	1,227
Myanmar POSCO Steel Co., Ltd		27,519	9,580	17,939	30,967	5,885
POSCO-JOPC Co., Ltd.		80,896	76,118	4,778	92,296	768
POSCO Investment Co., Ltd.		787,069	688,482	98,587	10,792	10,509
POSCO-MKPC SDN BHD.		165,789	116,928	48,861	177,822	1,763
Qingdao Pohang Stainless Steel Co., Ltd.		268,411	155,877	112,534	615,532	(3,110)
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		305,690	220,468	85,222	384,705	11,046
POSCO BioVentures L.P.		16,851	—	16,851	—	(4,226)
PT. POSNESIA		14,129	20	14,109	—	(28)
POSCO E&C—Hawaii Inc.		914	503	411	—	(304)
POS-Qingdao Coil Center Co., Ltd.		56,062	40,314	15,748	117,470	65
POS-Ore Pty. Ltd.		75,312	66,851	8,461	250,347	132,737
POSCO-China Holding Corp.		427,447	160,423	267,024	173,639	3,617
POSCO-Japan Co., Ltd.		1,157,755	1,017,990	139,765	1,686,385	13,518
POS-CD Pty. Ltd.		72,582	68,030	4,552	22,575	557
POS-GC Pty. Ltd.		79,517	32,397	47,120	10,263	(4,344)
POSCO-India Private Ltd.		147,359	421	146,938	—	(1,034)
POSCO-India Pune Steel Processing Centre Pvt. Ltd.		168,309	145,655	22,654	211,417	(16,626)
POSCO-JNPC Co., Ltd.		192,177	176,268	15,909	207,654	716
POSCO-Foshan Steel Processing Center Co., Ltd.		178,488	135,213	43,275	529,788	227
POSCO E&C (China) Co., Ltd.		120,135	82,361	37,774	104,055	1,898
POSCO MPC S.A. de C.V.		192,538	182,180	10,358	316,446	(6,587)
Zhangjiagang Pohang Port Co., Ltd.		26,801	11,327	15,474	6,244	222
Qingdao Pujin Steel Material Co., Ltd		14,209	11,997	2,212	79,732	13
POSCO-Vietnam Co., Ltd.		659,931	576,657	83,274	962,490	(46,976)
POSCO-Mexico Co., Ltd.		488,782	422,155	66,627	396,897	(43,298)
POSCO-India Delhi Steel Processing Centre Pvt. Ltd		85,349	75,582	9,767	129,434	(9,824)
POSCO-Poland Wroclaw Steel Processing Center Co., Ltd		62,709	49,981	12,728	71,871	(1,483)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
POS-NP Pty. Ltd.	￦	57,890	15,003	42,887	48,404	9,480
POSCO-Vietnam Processing Center Co., Ltd.		71,203	50,417	20,786	159,369	26
POSCO (Chongqing) Automotive Processing Center Co, Ltd.		69,253	59,468	9,785	62,795	(1,622)
Suzhou POS-CORE Technology Co., Ltd.		60,082	33,980	26,102	96,008	781
POSCO-JYPC Co., Ltd.		67,587	64,165	3,422	102,700	781
POSCO-Malaysia SDN. BHD.		88,635	112,566	(23,931)	140,709	(4,114)
POS-Minerals Corporation		113,694	—	113,694	—	(808)
POSCO (Wuhu) Automotive Processing Center Co., Ltd.		69,613	45,766	23,847	92,554	618
POSCO E&C India Private Ltd.		35,982	31,304	4,678	4,966	1,135
POSCO E&C SMART		4,670	4,034	636	4,421	135
POSCO-Philippine Manila Processing Center Inc.		27,412	17,492	9,920	45,680	266
Dalian POSCON Dongbang Automatic Co., Ltd.		8,083	2,996	5,087	5,104	382
SANPU TRADING CO.,LTD.		1,842	5	1,837	73	3
Zhangjiagang BLZ Pohang International Trading Co., Ltd.		15,720	10,881	4,839	100,833	116
POSCO Mexico Human Tech.		787	481	306	5,378	221
POSCO Mexico East Steel Distribution Center Co., Ltd		13,186	1,353	11,833	5,638	110
POSCO Gulf Logistics LLC.		—	—	—	—	—
POSCO ICT-China		1,737	1,294	443	4,920	114
DWEMEX S.A.DE C.V.		226	62	164	2	(29)
POS MPC Servicios de C.V.		667	458	209	4,902	90
EUROTALY S.A.		16,733	127	16,606	24	(898)
POSCO South East Asia Pte. Ltd.		5,232	2,633	2,599	62,235	256
Europe Steel Distribution Center		6,775	991	5,784	13,354	322
VECTUS Ltd.		3,066	5,126	(2,060)	3,560	(1,530)
Zeus(Cayman)		—	—	—	—	—
POSCO VST Co., Ltd.		356,484	268,005	88,479	264,616	(10,669)
POSCO Maharashtra Steel Pvt. Ltd.		372,434	149,442	222,992	44	2,036
POSCO India Chennai Steel Processing Centre Pvt. Ltd.		89,782	80,514	9,268	134,409	(3,232)
POSCO Turkey Nilufer Processing Center Co., Ltd.		49,588	40,578	9,010	38,729	(3,971)
POSCO Vietnam Ha Noi Processing Center Co., Ltd.		47,931	40,500	7,431	55,239	902
POSCO (Liaoning) Automotive Processing Center Co., Ltd.		84,315	61,131	23,184	117,395	3,267
POSCO-Indonesia Jakarta Processing Center		62,550	55,069	7,481	64,597	216
POSCO E&C Venezuela C.A		138	—	138	—	—
PT. MRI		12,251	17,626	(5,375)	458	(3,854)
POSCORE-INDIA		10,917	8,446	2,471	15,186	(48)
POSCO America Alabama Processing Center Co., Ltd.		63,014	50,007	13,007	85,381	(858)
PT DEC Indonesia		4,577	4,752	(175)	13,962	(267)
POSCO (Yantai) Automotive Processing Center Co., Ltd.		40,586	24,355	16,231	32,301	172
POSCO India Steel Distribution Center Private Ltd.		5,224	2,204	3,020	786	(427)
POSCO China Dalian Plate Processing Center Co., Ltd.		106,525	65,888	40,637	66,113	(165)
POSCO-South Asia Co., Ltd.		13,703	199	13,504	8,015	1,039
POSCO SS-VINA Co., LTD		74,438	409	74,029	—	(1,122)
POSCO-NCR Coal Ltd.		—	—	—	—	—
POSCO WA Pty. Ltd.		212,984	9	212,975	—	(33,142)
POSCO E&C—UZ		2,279	1,789	490	2,046	104
POSCO Australia GP Limited		97,196	5	97,191	—	(8)
Daewoo International America Corp.		283,653	241,259	42,394	984,378	5,372
Daewoo International Deutschland GmbH		115,256	105,288	9,968	482,585	314

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
Daewoo International Japan Corp.	￦	245,086	236,533	8,553	804,864	981
Daewoo International Singapore Pte. Ltd.		43,647	38,982	4,665	902,315	481
Daewoo Italia S.r.l.		63,859	60,247	3,612	361,821	145
Daewoo Cement (Shandong) Co., Ltd.		221,807	291,000	(69,193)	133,502	20,361
Daewoo (China) Co., Ltd.		150,079	101,449	48,630	54,521	726
PT. RISMAR Daewoo Apparel		17,767	18,417	(650)	58,182	1,246
Daewoo Textile Fergana LLC		64,437	65,968	(1,531)	132,866	(11,994)
Daewoo Textile Bukhara LLC		51,939	49,630	2,309	51,312	(11,500)
Daewoo International Australia Holdings Pty. Ltd.		151,462	12,964	138,498	1,935	199
Daewoo Paper Manufacturing Co., Ltd.		76,855	72,385	4,470	76,632	(5,210)
Tianjin Daewoo. Paper Co., Ltd		14,589	33,029	(18,440)	—	—
POSCO Mauritius Ltd.		24,648	2,839	21,809	—	(22)
PT. KRAKATAU STEEL POSCO		819,899	44,918	774,981	—	(2,385)
MYANMAR Daewoo LTD.		6,030	41	5,989	1,373	152
Daewoo International MEXICO S.A. de C.V.		68,030	64,189	3,841	240,448	299
Daewoo International Guangzhou Corp.		7,666	7,473	193	61,554	(1,265)
Daewoo Energy Central Asia		15,571	322	15,249	—	—
Daewoo STC & Apparel Vietnam Ltd.		3,848	1,313	2,535	9,435	94
MYANMAR Daewoo International Ltd.		7,651	2,240	5,411	11,947	759
DAYTEK ELECTRONICS CORP.		—	—	—	—	—
Daewoo (M) SDN. BHD.		—	—	—	—	—
Daewoo CANADA LTD.		—	—	—	—	—
Daewoo EL SALVADOR S.A. DE C.V.		—	—	—	—	—
GEZIRA TANNERY CO., LTD.		—	—	—	—	—
POSCO (Zhangjiagang) Stainless Steel Processing Center Co., Ltd.		63,505	51,088	12,417	67,175	15
Daewoo International Corporation (M) SDN BHD		8,831	6,469	2,362	21,190	157
Daewoo International SHANGHAI CO., LTD.		63,694	52,656	11,038	91,541	1,286
PGSF, LLC		3,138	1	3,137	—	280
Xenesys Inc.		11,804	240	11,564	2,494	(3,865)
Daewoo International INDIA Private Ltd.		3,285	1,277	2,008	3,343	69
TECHREN Solar, LLC		5,184	—	5,184	—	(506)
PT. POSCO E&C Indonesia		37,495	34,094	3,401	46,665	2,114
Hume Coal Pty. Ltd.		24,316	2,499	21,817	—	(9)
Daewoo HANDELS GmbH		—	—	—	—	—
POSCO Foundation		213	3	210	—	3
EPC EQUITIES LLP		11,391	11,283	108	438	(2,743)
SANTOS CMI Construction Trading LLP		13,851	13,742	109	2,750	(1,323)
SANTOS CMI INC. USA		23,418	22,260	1,158	11,604	(155)
SANTOS CMI ENGENHARIA E CONSTRUCOES LTDA		18,771	9,381	9,390	14,823	7,484
SANTOS CMI PERU S.A.		26,074	20,500	5,574	59,091	4,779
SANTOS CMI COSTA RICA S.A.		11,856	11,480	376	1,228	(1,794)
SANTOS CMI CONSTRUCCIONES S.A. (URUGUAY)		122	73	49	—	(9)
GENTECH International INC.		1,595	1,166	429	1,800	728
EPC INVESTMENTS C.V.		115	18	97	—	(6)
INGENIERiA Y CONSTRUCCION HOLAND CO S.A.		115	2	113	—	(2)
ASESORiA Y SERVICIOS EPC S.A CHILE		468	285	183	635	88
SANTOS CMI S.A.		42,766	30,495	12,271	34,879	(5,430)
SANTOS CMI CONSTRUCCIONES DE CHILE S.A.		8,430	2,669	5,761	13,009	1,703
S&K -SANTOS CMI S.A. DE C.V. (MEXICO)		125	14	111	203	(208)
COMPANIA DE AUTOMATIZACION & CONTROL, GENESYS S.A.		10,982	8,392	2,590	14,588	923

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won) Company	Assets		Liabilities	Equity (deficit)	Sales	Net income (loss)
[Foreign]
VAUTIDAMERICAS S.A.	￦	2,374	1,620	754	1,765	141
SANTOS CMI Constructions Argentina S.A.		82	46	36	—	1
POSCO E&C Brazil Ltd.		87,817	87,284	533	6,200	(465)
POSCO Electrical Steel Inida Private Limited		26,448	138	26,310	—	346
Daewoo International Cameroon PLC		1,233	—	1,233	—	—
POSCO ASSAN TST STEEL Industry		59,415	1,897	57,518	—	1,724
HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.		171,127	174,814	(3,687)	—	(3,466)
POSCO Klappan Coal Ltd.		—	—	—	—	—
DAESAN (Cambodia) Co., Ltd.		30,145	35,652	(5,507)	—	(946)
Brazil Sao Paulo Steel Processing Center Co., Ltd		26,987	—	26,987	—	—
POSCO(Dalian) IT Center Development Co., Ltd.		152,725	1,271	151,454	—	(1,464)
PT.POSCO Resources Indonesia		4,048	92	3,956	—	(415)
PT. POSCO ICT Indonesia		3,480	2,661	819	—	(80)
PT. POSCO M-Tech Indonesia		2,865	149	2,716	3,329	61
PT. KRAKATAU POSCOPOWER		45,041	42,874	2,167	—	(134)
POSCO RUS LLC.		3,639	5	3,634	—	(273)
POSCO Thainox Co., Ltd.		500,214	164,464	335,750	401,257	(22,466)
Daewoo International Shanghai Waigaoqiao Co., Ltd.		13,804	13,256	548	22,354	343
PT. Bio Inti Agrindo		18,900	9,714	9,186	—	(1,486)
POSCO E&C Australia Pty Ltd.		381	624	(243)	—	(237)
POSCO-TISCO (Jilin) Processing Center Co., Ltd.		12,587	12	12,575	—	(375)
Hunchun POSCO Logistics Co., Ltd.		23,725	7	23,718	—	(229)
USA SRDC Corporation		311	—	311	—	—
Daewoo International Vietnam Co., Ltd.		4,613	—	4,613	—	—

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d)	Consolidated subsidiaries acquired during the year ended December 31, 2012 are as follows:

Company	Date of acquisition	Ownership (%)	Reason
Tamra Offshore Wind Power Co., Ltd.	January 2012	64.00	new acquisitions
PT. Krakatau POSCO Chemtech Calcination	January 2012	80.00	new establishment
POS-HiAL Co., Ltd	January 2012	65.30	new establishment
POSCO-Africa	February 2012	100.00	new establishment
E.P.C. INGENIERIA & SERVICIOS DE COSTA RICA S. A.	May 2012	100.00	new establishment
POSCO ICT BRASIL PARTICIPACOES LTDA	May 2012	100.00	new establishment
LA-SCRAP RECYCLING DISTRIBUTION CENTER, LLC.	May 2012	68.41	new establishment
MCM Korea Co., Ltd.	July 2012	100.00	new acquisitions
Tancheon E&E Co., Ltd.	July 2012	100.00	new establishment
EEC, GmbH	August 2012	100.00	new establishment
Posco Center Beijing	August 2012	99.00	new establishment
POSCO AMERICA COMERCIALIZADORA S DE RL DE C.V.	August 2012	100.00	new acquisitions
POSCO AMERICA PRODUCTOS, OFERTAS, SISTEMAS Y COMERCIALIZADORA ORIENTAL S DE RL DE C.V.	August 2012	100.00	new acquisitions
Guangdong Pohang Car Steel Co., Ltd.	October 2012	93.64	spin off from subsidiary
POSCO Mexico Aguascalientes Processing Center Co., Ltd.	December 2012	100.00	new establishment
POS-GSFC LLC	December 2012	81.93	new acquisitions

(e)	Cash outflows caused by the acquisitions

(in millions of Won)	Amounts
Consideration transferred	￦	287,085
Less: cash and cash equivalents-acquired		(188,205)

Total	￦	98,880

(f)	Subsidiaries that were excluded from consolidation during the year ended December 31, 2012 are as follows:

Company	Date of disposal	Reason
POSCO-JYPC Co., Ltd.	January 2012	Statutory merger by POSCO-JEPC CO., Ltd.
DaiMyung TMS Co., Ltd.	March 2012	Statutory merger by POSCO-AST CO., Ltd.
MYANMAR DAEWOO INT’L LTD.	April 2012	Disposal
PT. RISMAR DAEWOO APPAREL	April 2012	Disposal
Daewoo Cement (Shandong) Co., Ltd.	June 2012	Disposal
POMIC Co., Ltd.	July 2012	Statutory merger by POSCO Research Institute
DAEWOO ENERGY CENTRAL ASIA	July 2012	Exclusion by corporate liquidation
BASYS INDUSTRY CO., LTD.	August 2012	Disposal
DAYTEK ELECTRONICS CORP..	August 2012	Exclusion by corporate liquidation
PHP Co., Ltd.	November 2012	Statutory merger by Mega-Asset
Pohang Fuel Cell Power Corp.	November 2012	Statutory merger by POSCO ENERGY Co., Ltd.
POSGREEN Company, Ltd	November 2012	Disposal
Shinan Energy Co., Ltd.	November 2012	Statutory merger by POSCO ENERGY Co., Ltd.
EEC, GmbH	November 2012	Exclusion by corporate liquidation
POSTECH BD Newundertaking Fund	December 2012	Exclusion by corporate liquidation
POSBRO COMPANY LTD.	December 2012	Disposal
Songdose co., itd	December 2012	Disposal
POSCONST.CO.,LTD	December 2012	Statutory merger by POSCO-AST CO., Ltd.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(g)	Details of associates

Details of associates as of December 31, 2012 and 2011 are as follows:

		Ownership (%)
Investee	Category of business	2012	2011	Region
[Domestic]
MIDAS Information Technology Co., Ltd. (*8)	Engineering	—	25.46	Seoul
Metapolis Co., Ltd.	Multiplex development	40.05	40.05	Hwaseong
Songdo New City Development Inc.	Real estate	29.90	29.90	Seoul
POSMATE Co., Ltd.	Services	45.15	30.00	Seoul
Gail International Korea Ltd.	Real estate	29.90	29.90	Seoul
SNNC Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	Gwangyang
CHUNGJU ENTERPRISE CITY	Real estate	25.10	25.10	Chungju
Taegisan Wind Power Corporation	Wind power plant construction and management	50.00	50.00	Hoengseong
KOREASOLARPARK Co., Ltd. (*8)	Solar power plant construction and management	—	37.50	Youngam
Garolim Tidal Power Plant Co., Ltd.	Generation of electricity	32.13	32.13	Seosan
Cheongna IBT Co., Ltd. (*4)	Multiplex development	—	18.58	Incheon
PSIB Co., Ltd.	Non-resident building lease	49.00	49.00	Seoul
Universal Studios Resort Development Co., Ltd. (*3)	Construction	—	22.10	Hwaseong
Universal Studios Resort Asset Management Corp.	Real estate services	26.16	26.16	Seoul
Daewoo national car Gwangju selling Co., Ltd.	Real estate	50.00	50.00	Gwangju
Uitrans Co., Ltd.	Transporting	41.89	38.19	Seoul
Suwon Green Environment Co., Ltd.	Construction	27.50	27.50	Hwaseong
Pajoo & Viro Co., Ltd.	Construction	40.00	40.00	Paju
Green Gimpo Co., Ltd.	Construction	31.84	31.84	Gimpo
Busan-Gimhae Light Rail Transit Co., Ltd.	Transporting	25.00	25.00	Gimhae
Incheon-Gimpo Highway Co., Ltd.	Construction	29.94	25.82	Anyang
Green Jangryang Co., Ltd.	Sewerage treatment	25.00	25.00	Pohang
Green Tongyeong Enviro Co., Ltd.	Sewerage treatment	20.40	20.40	Tongyoung
POSPLATE Co., Ltd. (*3)	Services	—	48.95	Gwangyang
Pure Gimpo.Co., Ltd.	Construction	28.79	28.79	Seoul
Pohang Techno Valley AMC Co., Ltd.	Construction	29.50	29.50	Pohang
Sungjin Geotec Co., Ltd.	Industrial machinery manufacturing	33.02	36.69	Ulsan
Kyobo Life Insurance Co., Ltd. (*6)	Life insurance	—	24.00	Seoul
POSGREEN Company, Ltd. (*9)	Plastic manufacturing	19.00	60.00	Gwangyang
Dongbang Special Steel Co., Ltd. (*3)	Steel processing and sales	—	35.82	Pohang
Pure Iksan Co., Ltd.	Construction	23.50	23.50	Pohang
Gyeonggi CES Co., Ltd.	Facility construction	21.84	21.84	Yangju
Innovalley Co., Ltd.	Real estate development	28.77	28.77	Yongin
Applied Science Corp.	Machinery manufacturing	28.27	29.30	Paju
SENTECH KOREA Corp. (*3)	Manufacturing	—	20.25	Paju
AROMA POSTECH RENEWABLE ENERGY Co., Ltd.	Other science research	28.57	28.57	Seoul
Hyundai Investment Network Private Equity Fund	Mine investment	50.00	50.00	Seoul
Pohang Techno Valley PFV Corporation	Real estate development	29.90	28.65	Pohang
BLUE OCEAN Private Equity Fund	Private equity financial	27.52	27.52	Seoul
SUNAM Co., Ltd.	Power supply manufacturing	23.91	23.91	Seoul
Kones Corporation	Technical service	41.67	41.67	Gyeongju
DAEHO G.M (*5)	Investment advisory service	35.82	—	Pohang
Mokpo Deayang Industrial Corporation (*1)	Real estate development	29.90	—	Mokpo
POSCO ES MATERIALS CO., LTD. (*1)	Secondary battery manufacturing	50.00	—	Gumi
Gyeonggi Fuel Cell Power Plant Co., Ltd. (*1)	Electricity generation	25.50	—	Hwaseong
Pohang Special Welding Co., Ltd. (*1)	Welding material and tools manufacturing and sales	50.00	—	Pohang
Poscochemtech Mitsubishi Carbon Tech (*10)	Steel processing and sales	60.00	—	Gwangyang

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

		Ownership (%)
Investee	Category of business	2012	2011	Region
[Foreign]
VSC POSCO Steel Corporation	Steel manufacturing and Sale	50.00	50.00	Vietnam
KOBRASCO	Facility lease	50.00	50.00	Brazil
USS-POSCO Industries	Material manufacturing and sale	50.00	50.00	USA
Poschrome Pty. Ltd.	Raw material manufacturing and sale	50.00	50.00	Republic of South Africa
POS-Hyundai Steel Manufacturing India Private Ltd.	Steel processing and sale	29.50	29.50	India
POSVINA Co., Ltd.	Plating steel sheet manufacturing	50.00	50.00	Vietnam
PT. POSMI Steel Indonesia	Steel processing and sale	36.69	36.69	Indonesia
CAML Resources Pty. Ltd.	Raw material manufacturing and sale	33.34	33.34	Australia
Nickel Mining Company SAS	Raw material manufacturing and sale	49.00	49.00	New Caledonia
Liaoning Rongyuan Posco Refractories Co., Ltd.	Manufacturing and sale	35.00	35.00	China
POSK (PingHu)Processing Center Co.,Ltd	Steel processing and sale	20.00	20.00	China
AN KHANH NEW CITY DEVELOPMENT	Highway construction and new town development	50.00	50.00	Vietnam
Henan Tsingpu Ferro Alloy Co., Ltd.	Raw material manufacturing and sale	49.00	49.00	China
United Spiral Pipe, LLC	Material manufacturing and sale	35.00	35.00	USA
Zhongyue POSCO(Qinhuangdau) Tinplate Industrial Co., Ltd.	Plating sheet manufacturing	34.00	34.00	China
BX STEEL POSCO Cold RolledSheet Co., Ltd.	Steel processing and sale	25.00	25.00	China
POSCO-SAMSUNG-Slovakia Processing Center	Steel processing and sale	30.00	30.00	Slovakia
Eureka Moly LLC	Raw material manufacturing and sale	20.00	20.00	USA
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.	Steel processing and sale	30.00	30.00	China
POSCO SeAH Steel Wire(Nantong) Co., Ltd.	Steel processing and sale	25.00	25.00	China
Yingkou Posrec Refractories Co., Ltd.	Refractory manufacturing	25.00	25.00	China
Zhangjiagang Pohang Refractories Co., Ltd.	Refractory manufacturing	50.00	50.00	China
Daewoo Engineering (THAILAND) Co., Ltd.	Development and contract	48.90	48.90	Thailand
Sebang Steel	Scrap sale	49.00	49.00	Japan
NCR LLC	Coal sale	29.40	20.00	Canada
AMCI (WA) Pty. Ltd.	Iron ore sale & mine development	49.00	49.00	Austrailia
POSCO YongXin Rare Earth Metal Co., Ltd.	Energy & resource development	31.00	31.00	China
Shanghai Lansheng Daewoo Coporation	Trading	49.00	49.00	China
Shanghai Waigaogiao Free Trade Zone Lansheng Daewoo Int’l Trading Co., Ltd.	Trading	49.00	49.00	China
Hanjung Power Pty. Ltd	Electric power manufacturing and sale	49.00	49.00	Papua New Guinea
Myanmar Korea Timber International Ltd.	Plating sheet manufacturing	45.00	45.00	Myanmar
General Medicines Company Ltd.	Medicine manufacturing and sale	33.00	33.00	Sudan
KOREA LNG Ltd.	Gas production and sale	20.00	20.00	England
DMSA, AMSA (*2)	Energy & resource development	4.00	4.00	Madagascar
KG Power(M) SDN. BHD	Energy & resource development	20.00	20.00	Malaysia
Daewoo (THAILAND) CO., LTD.	Trading	49.00	49.00	Thailand
N.I.CO., LTD.	Trading	50.00	50.00	North Korea
South-East Asia Gas Pipeline Company Ltd.	Pipeline construction	25.04	25.04	Myanmar
GLOBAL KOMSCO Daewoo LLC	Mintage	35.00	35.00	Uzbekistan
POSUK TITANIUM B.V	Steel manufacturing	—	50.00	Netherland
POSCO-NPS Niobium LLC	Mine development	50.00	50.00	USA
POSCO-POGEN AMP	Steel manufacturing	26.00	26.00	India
Klappan Coal Joint Venture	Coal sale	20.00	20.00	Canada
AES-VCM Mong Duong Power Company Ltd.	Coal sale	30.00	30.00	Vietnam
CSP	Steel manufacturing and sale	20.00	20.00	Brazil
PT.INDONESIA POS CHOSUN Ref	Refractory manufacturing and sale	30.00	30.00	Indonesia
NS-Thainox Auto Co., Ltd.	Steel manufacturing and sale	49.00	49.00	Vietnam
Korea-Siberia Wood	Forest resources development	50.00	50.00	Russia
PT. Tanggamus Electric Power	Construction and engineering service	20.00	20.00	Indonesia
PT. Wampu Electric Power	Construction and engineering service	20.00	20.00	Indonesia
Boulder Solar Power, LLC (*1)	Electric power manufacturing	25.00	—	USA
POSUK Titanium (*1)	Titanium manufacturing and sale	50.00	—	Kazahstan
Roy Hill Holdings Pty Ltd. (*2)	Energy & resource development	12.50	—	Australia
Li3 Energy Inc. (*7)	Energy & resource development	26.06	—	Peru
Fifth Combined Heat and Power Plant LLC (*1)	Thermal power generation	30.00	—	Mongolia
IMFA ALLOYS FINLEASE LTD (*7)	Raw material manufacturing and sale	24.00	—	India

(*1)	These associates were newly established during the year ended December 31, 2012.
(*2)	The Company is able to exercise significant influence even though the Company’s percentage of ownership is below 20%.
(*3)	Excluded from associates due to a decrease in ownership percentage during the year ended December 31, 2012.
(*4)	Excluded from associates as the contract on entrusted voting rights expired during the year ended December 31, 2012.
(*5)	This entity split off from Dongbang Special Steel Co., Ltd. during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*6)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The transaction was completed during the year ended December 31, 2012.
(*7)	These securities were acquired during the year ended December 31, 2012.
(*8)	Excluded from associates due to partial disposal during the year ended December 31, 2012.
(*9)	As the controlling company’s percentage of ownership dropped below 50% during the year ended December 31, 2012, this investment was reclassified to associates.
(*10)	This associate was newly established and the Company is not able to exercise control over the investees, even though the Company’s percentage of ownership is above 50%.

2. Statement of Compliance

Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audits of Corporations in the Republic of Korea.

Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis, except for the following material items in the statement of financial position, as described in the accounting policy below.

(a) Derivatives instruments are measured at fair value

(b) Financial instruments at fair value through profit or loss (FVTPL) are measured at fair value

(c) Available-for-sale financial assets are measured at fair value

(d) Defined benefit liabilities are measured at the present value of the defined benefit obligation less the fair value of the plan assets

Functional and presentation currency

These consolidated financial statements are presented in Korean won, which is POSCO’s functional currency and the currency of the primary economic environment in which POSCO operates.

Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements is included in the following notes:

•	Note 7 – Other financial assets

•	Note 11 – Investment property, net

•	Note 12 – Property, plant and equipment, net

•	Note 13 – Goodwill and other intangible assets

Information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment within the next financial year is included in the following notes:

•	Note 17 – Provisions

•	Note 18 – Employee Benefits

•	Note 25 – Construction Contracts

•	Note 35 – Commitments and Contingencies

Changes in accounting policies

(a)	Changes in accounting policies

1)	Financial Instruments: Disclosures

The Company has applied the amendments to K-IFRS No. 1107, “Financial Instruments: Disclosures” since January 1, 2012. The amendments require disclosure of the nature of transferred assets, their carrying amount, and the description of risks and rewards for each class of transferred financial assets that are not derecognized in their entirety. If the Company derecognizes transferred financial asset but still retains their specific risks and rewards, the amendments require additional disclosures of their risks.

2)	Presentation of financial statements

The Company adopted the amendment to K-IFRS No. 1001, “Presentation of Financial Statements” from the annual period ended December 31, 2012, which prescribes the Company’s operating profit to be calculated as revenue less: (1) cost of sales, and (2) selling and administrative expenses, and presented separately in the consolidated statement of comprehensive income.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Additionally, in the notes to the consolidated financial statements (note 28), the Company provides voluntary disclosure of the entity-specific measure of operating performance presented as “adjusted operating profit” which is calculated base on the Company’s own criteria. In doing so, the Company is required to disclose: (1) a reconciliation between the entity-specific measure of operating performance and operating profit or loss presented on the face of the consolidated statement of comprehensive income, and (2) the fact that the measure of operating performance disclosed in the notes is calculated based on the Company’s own criteria.

(b)	Impact of change in accounting policy

The Company retrospectively applied the amendment to K-IFRS No. 1001, for which the impact is as follows:

(in millions of Won)	2012		2011
Operating profit before adoption of the amendment	￦	3,291,763	5,408,102

Add
Loss on disposals of property, plant and equipment		65,486	60,550
Loss on disposals of investment property		3,197	8,826
Loss on disposals of assets held for sale		9,510	—
Loss on disposals of investment in associates		15,119	—
Idle tangible assets expenses		31,297	16,881
Impairment loss of assets held for sale		258,451	—
Other bad debt expenses		44,115	11,155
Donations		73,963	66,558
Loss on disposals of waste		45,480	30,585
Penalty and default losses		149,437	39,551
Impairment loss of property, plant and equipment and others		72,259	99,071
Others		41,151	33,356

		809,465	366,533

Deduct
Gain on disposals of property, plant and equipment		(42,290)	(13,812)
Rental revenues		(1,898)	(6,510)
Gain on disposals of intangible assets		(906)	(953)
Gain on disposals of investment in associates		(39,441)	(2,247)
Gain on disposal of assets held for sale		(193,333)	—
Grant income		(3,198)	(1,228)
Reversal of other bad debt allowance		—	(57,875)
Reversal of other provisions		(16,037)	(35,629)
Outsourcing income		(29,136)	(42,136)
Gain on disposals of waste		(38,597)	(11,348)
Gain from claim compensation		(31,613)	(68,853)
Penalty income from early termination of contracts		(15,054)	(38,570)
Others		(36,617)	(27,780)

		(448,120)	(306,941)

Operating profit after adoption of the amendment	￦	3,653,108	5,467,694

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Approval of financial statements

The consolidated financial statements were authorized for issue by the Board of Directors on February 7, 2013, which will be submitted for approval at the shareholders’ meeting to be held on March 22, 2013.

3. Summary of Significant Accounting Policies

The significant accounting policies applied by the Company in preparation of its consolidated financial statements are included below. The accounting policies set out below have been applied consistently to all periods presented in these financial statements, except for those as disclosed in note 2.

Basis of consolidation

(a)	Subsidiaries

A subsidiary is an entity that is controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of the other entity so as to obtain benefits from its activities. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Company uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

(b)	Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary. Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interest balance below zero. There is no such case that the allocation reduces the non-controlling interest balance below zero for all periods presented.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	Changes in ownership interests in subsidiaries

Changes in the Controlling Company’s ownership interest in a subsidiary that do not result in a loss of control are accounted for as equity transactions with owners in their capacity as owners. Adjustments to non-controlling interests are based on a proportionate amount of the net assets of the subsidiary. No adjustments are made to goodwill and no gain or loss is recognized in profit or loss. The difference between the consideration and the adjustments made to non-controlling interest is recognized directly in equity attributable to the owners of the controlling company.

Associates and jointly controlled entities

An associate is an entity in which the Company has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Company holds between 20 and 50 percent of the voting power of another entity.

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement, and require unanimous consent for strategic financial and operating decisions.

The investment in an associate and a joint venture is initially recognized at cost and the carrying amount is increased or decreased to recognize the Company’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements. Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Company for like transactions and events in similar circumstances, appropriate adjustments are made to the Company’s consolidated financial statements in applying the equity method. No such significant adjustments were made to the Company’s consolidated financial statements in applying the equity method.

When the Company’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Company has an obligation or has to make payments on behalf of the investee for further losses. The Company has no obligation and does not have to make payments on behalf of the investee for further losses as of December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Business combinations

(a)	Business combinations

A business combination is accounted for by applying the acquisition method as of the acquisition date (i.e., when control is transferred to the Company), unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

•	Leases and insurance contracts are required to be classified on the basis of their contractual terms and other factors.

•	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized.

•	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No. 1012 “Income Taxes”.

•	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019 “Employee Benefits”.

•	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset.

•	Reacquired rights are measured on the basis of the remaining contractual terms of the related contract.

•	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with K-IFRS No. 1102 “Share-based Payment”.

•	Assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No. 1105 “Non-current Assets Held for Sale”.

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests’ proportionate share of the acquirer’s identifiable net assets.

The consideration transferred in a business combination is measured at fair value, calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.

Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issuance of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received. The costs to issue debt or equity securities are recognized in accordance with K-IFRS No. 1032 “Financial Instruments: Presentation” and K-IFRS No. 1039 “Financial Instruments: Recognition and Measurement”.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Goodwill

The Company measures goodwill at the acquisition date as:

•	the fair value of the consideration transferred; plus

•	the recognized amount of any non-controlling interests in the acquiree; plus

•	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

•	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

Foreign currency transactions and translation

Foreign currency transactions are initially recorded using the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate. Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the original transaction. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date fair value was initially determined.

Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on non-monetary items are recognized in other comprehensive income, exchange components of those gains or losses are recognized in other comprehensive income. Conversely, when gains or losses on non-monetary items are recognized in profit or loss, exchange components of those gains or losses are recognized in profit or loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Foreign operations

If the presentation currency of the Company is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions. Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus they are expressed in the functional currency of the foreign operation and translated at the closing rate.

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal. On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

Foreign exchange gains or losses arising from a monetary item receivable from or payable to a foreign operation, the settlement of which is neither planned nor likely to occur in the foreseeable future and which in substance is considered to form part of the net investment in the foreign operation, are recognized in other comprehensive income in the translation reserve.

Cash and cash equivalents

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments in highly liquid securities that are readily convertible to known amounts of cash with maturities of three months or less from the acquisition date and which are subject to an insignificant risk of changes in value. Equity investments are excluded from cash and cash equivalents.

Non-derivative financial assets

The Company recognizes and measures non-derivative financial assets by the following four categories: financial assets at fair value through profit or loss, held-to-maturity financial assets, loans and receivables and available-for-sale financial assets. The Company recognizes financial assets in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Upon initial recognition, non-derivative financial assets are measured at their fair value plus, in the case of a financial asset not at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition or issuance.

(a)	Financial assets at fair value through profit or loss

Financial assets are classified at fair value through profit or loss if they are held for trading or designated as such upon initial recognition. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

(b)	Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Company has the positive intention and ability to hold to maturity, is classified as held-to-maturity. Subsequent to initial recognition, held-to-maturity financial assets are measured at amortized cost using the effective interest method.

(c)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method unless the effect of discounting is immaterial.

(d)	Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity financial assets or loans and receivables. Subsequent to initial recognition, they are measured at fair value, with changes in fair value, net of any tax effect, recorded in other comprehensive income in equity. Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives that are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Company’s right to receive payment is established.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(e)	De-recognition of non-derivative financial assets

The Company derecognizes non-derivative financial assets when the contractual rights to the cash flows from the financial asset expire, or the Company transfers the rights to receive the contractual cash flows from the financial asset as well as substantially all the risks and rewards of ownership of the financial asset. Any interest in a transferred financial asset that is created or retained by the Company is recognized as a separate asset or liability.

If the Company retains substantially all the risks and rewards of ownership of the transferred financial assets, the Company continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

(f)	Offsetting a financial asset and a financial liability

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Company currently has a legally enforceable right to offset the recognized amounts, and there is the intention to settle on a net basis or to realize the asset and settle the liability simultaneously.

Inventories

Inventories are measured at the lower of cost and net realizable value. Costs are determined by using the moving-weighted average method. The cost of inventories comprise all costs of purchase, costs of conversion and other costs incurred in bringing the inventories to their present location and condition. The allocation of fixed production overheads to the costs of finished goods or work in progress are based on the normal capacity of the production facilities.

When inventories are sold, the carrying amount of those inventories is recognized as cost of goods sold in the period in which the related revenue is recognized. Inventories are measured at the lower of cost and net realizable value. The amount of any write-down of inventories to net realizable value and all losses of inventories are recognized as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories arising from an increase in net realizable value is recognized as a reduction in the amount of inventories recognized as a cost of goods sold in the period in which the reversal occurs.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Investment property

Property held for the purpose of earning rentals is classified as investment property. Investment property is measured initially at its cost. Transaction costs are included in the initial measurement. Subsequently, investment property is carried at depreciated cost less any accumulated impairment losses.

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate. The change is accounted for as a change in an accounting estimate.

Property, plant and equipment

Property, plant and equipment are initially measured at cost and after initial recognition, are carried at cost less accumulated depreciation and any accumulated impairment losses. The cost of property, plant and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and, when the Company has an obligation to remove the asset or restore the site, an estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

The cost of replacing a part of an item is recognized in the carrying amount of the item of property, plant and equipment, if the following recognition criteria are met:

(a)	it is probable that future economic benefits associated with the item will flow to the Company; and

(b)	the cost can be measured reliably.

The carrying amount of the replaced part is derecognized at the time the replacement part is recognized. The costs of the day-to-day servicing of the item are recognized in profit or loss as incurred.

Items of property, plant and equipment are depreciated from the date they are available for use or, in respect of self-constructed assets, from the date that the asset is completed and ready for use. Other than land, the costs of an asset less its estimated residual value are depreciated. Land is not depreciated. Depreciation of property, plant and equipment is recognized in profit or loss on a straight-line basis, which most closely reflects the expected pattern of consumption of the future economic benefits embodied in the asset, over the estimated useful lives of each component of an item of property, plant and equipment. Leased assets are depreciated over the shorter of the lease term and their useful lives unless it is reasonably certain that the Company will obtain ownership by the end of the lease term.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Each part of an item of property, plant and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The gain or loss arising from the derecognition of an item of property, plant and equipment is included in profit or loss when the item is derecognized.

The estimated useful lives for the current and comparative periods are as follows:

Buildings	10-60 years
Structures	4-50 years
Machinery and equipment	2-25 years
Vehicles	3-10 years
Tools	4-10 years
Furniture and fixtures	3-10 years
Lease assets	3-18 years

The estimated residual value, useful lives and the depreciation method are reviewed at least at the end of each reporting period and, if expectations differ from previous estimates, the changes are accounted for as changes in accounting estimates.

Borrowing costs

The Company capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are recognized in expense as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale. Financial assets and inventories that are manufactured or otherwise produced over a short period of time are not qualifying assets. Assets that are ready for their intended use or sale when acquired are not qualifying assets.

To the extent that the Company borrows funds specifically for the purpose of obtaining a qualifying asset, the Company determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Company immediately recognizes other borrowing costs as an expense. To the extent that the Company borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Company shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset.

The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Company that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Company capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having an indefinite useful life and not amortized.

Intellectual property rights	5-10 years
Development cost	3-10 years
Port facilities usage rights	5-75 years
Other intangible assets	2-25 years

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period. The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Exploration for and evaluation of mineral resources

The Company is engaged in exploration projects for mineral resources through subsidiaries and associates in the mines or other contractual arrangements. Expenditures related to the development of mineral resources are recognized as exploration or development intangible assets. The nature of these intangible assets are as follows:

(a)	Exploration and evaluation assets

Exploration and evaluation assets consist of expenditures for topographical studies, geophysical studies and trenching. These assets are reclassified as development assets when it is proved that the exploration has identified an economically feasible mine.

(b)	Development assets

Development assets consist of expenditures for the evaluation of oil fields, facility construction, drilling for viability and others. These development assets are reclassified as industrial rights (mining rights) at inception of the extraction when the technical feasibility and commercial viability of extracting mineral resources are demonstrable.

Government grants

Government grants are not recognized unless there is reasonable assurance that the Company will comply with the grant’s conditions and that the grant will be received. Government grants whose primary condition is that the Company purchase, construct or otherwise acquire long-term assets are deducted from the carrying amount of the assets and recognized in profit or loss on a systematic and rational basis over the life of the depreciable assets.

Government grants which are intended to compensate the Company for expenses incurred are deducted from the related expenses.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Leases

The Company classifies and accounts for leases as either a finance or operating lease, depending on the terms. Leases where the Company assumes substantially all of the risks and rewards of ownership are classified as finance leases. All other leases are classified as operating leases.

(a)	Finance leases

At the commencement of the lease term, the Company recognizes as finance assets and finance liabilities the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Company adopts for similar depreciable assets that are owned. If there is no reasonable certainty that the Company will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

(b)	Operating leases

Lease obligations under operating leases are recognized as an expense on a straight-line basis over the lease term. Contingent rents are charged as expenses in the periods in which they are incurred.

(c)	Determining whether an arrangement contains a lease

Determining whether an arrangement is, or contains, a lease is based on the substance of the arrangement and requires an assessment of whether fulfillment of the arrangement is dependent on the use of a specific asset or assets (the asset) and the arrangement conveys a right to use the asset.

At inception or reassessment of the arrangement, management of the Company separates payments and other consideration required by such an arrangement into those for the lease and those for other elements on the basis of their relative fair values. If management of the Company concludes for a financial lease that it is impracticable to separate the payments reliably, the Company recognizes an asset and a liability at an amount equal to the fair value of the underlying asset that was identified as the subject of the lease. Subsequently, the liability shall be reduced as payments are made and an imputed finance charge on the liability recognized using the purchaser’s incremental borrowing rate of interest.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Impairment for financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes observable data that comes to the attention of the holder of the asset about the following loss events:

(a)	significant financial difficulty of the issuer or obligor;

(b)	a breach of contract, such as a default or delinquency in interest or principal payments;

(c)	the lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider;

(d)	it becoming probable that the borrower will enter bankruptcy or other financial reorganization;

(e)	the disappearance of an active market for that financial asset because of financial difficulties; or

(f)	observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the group.

In addition, for an equity instrument classified as available-for-sale, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets carried at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses would be measured by using prices from any observable current market transactions. The Company can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss shall be reversed either directly or by adjusting an allowance account.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Financial assets carried at cost

If there is objective evidence that an impairment loss has occurred on an unquoted equity instrument that is not carried at fair value because its fair value cannot be reliably measured, or on a derivative asset that is linked to and must be settled by delivery of such an unquoted equity instrument, the amount of the impairment loss is measured as the difference between the carrying amount of the financial asset and the present value of estimated future cash flows discounted at the current market rate of return for a similar financial asset. Such impairment losses are not reversed.

(c)	Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income shall be reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, the impairment loss shall be reversed, with the amount of the reversal recognized in profit or loss.

Impairments for non-financial assets

The carrying amounts of the Company’s non-financial assets, other than assets arising from construction contracts, employee benefits, inventories, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

Management estimates the recoverable amount of an individual asset. If it is impossible to measure the individual recoverable amount of an asset, then management estimates the recoverable amount of a cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The Company determined that individual operating entities are CGUs.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

The recoverable amount of an asset or CGU is the greater of its value-in-use and its fair value less costs to sell. The value-in-use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired. Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis. Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

Non-current assets held for sale

Non-current assets or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale. In order to be classified as held for sale, the assets or disposal groups must be available for immediate sale in their present condition and their sale must be highly probable. The assets or disposal groups that are classified as non-current assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Company recognizes an impairment loss for any initial or subsequent write-down of disposal group to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized in accordance with K-IFRS No. 1036 “Impairment of Assets”.

A non-current asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Derivative financial instruments and hedges

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are recognized in profit or loss.

(a)	Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the following criteria have been met: (a) the economic characteristics and risks of the host contract and the embedded derivatives are not clearly and closely related to a separate instrument with the same terms as the embedded derivative that would meet the definition of a derivative, and (b) the hybrid (combined) instrument is not measured at fair value through profit or loss. Changes in the fair value of separable embedded derivatives from the host contract are recognized immediately in profit or loss. However, convertible rights of convertible bonds are not separated from the host contract and the compound financial instruments of bonds and convertible rights are designated and measured at fair value through profit and loss.

(b)	Other derivatives

Changes in the fair value of a derivative that is not designated as a hedging instrument are recognized immediately in profit or loss.

Non-derivative financial liabilities

The Company classifies non-derivative financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Company recognizes financial liabilities in the consolidated statement of financial position when the Company becomes a party to the contractual provisions of the financial liability.

(a)	Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such upon initial recognition. Subsequent to initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit of loss are classified as other financial liabilities.

Financial guarantee liabilities are initially measured at their fair values and, if not designated as financial liabilities at fair value through profit or loss, they are subsequently measured at the higher of:

•	the amount of the best estimate of the expenditure required to settle the present obligation at the end of the reporting period; and

•	the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period

At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Company derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

Convertible bonds

The convertible bonds issued by the Company can be converted into equity securities at the option of the bond holders. The number of shares to be issued is adjusted according to the fair value of the common shares. The convertible bonds, which are compound financial instruments of bonds and conversion rights, are designated and measured at fair value through profit or loss.

Construction work in progress

Construction work in progress represents the gross unbilled amount expected to be collected from customers for contract work performed to date. It is measured at cost plus profit recognized to date less progress billings and recognized losses. Cost includes all expenditures related directly to specific projects and an allocation of fixed and variable overheads incurred in the Company’s contract activities based on normal operating capacity.

Construction work in progress is presented as part of trade accounts and notes receivable in the consolidated statement of financial position for all contracts in which costs incurred plus recognized profits exceed progress billings. If progress billings exceed costs incurred plus recognized profits, then the difference is presented as amounts due to customers for contract work in the consolidated statement of financial position.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Employee benefits

(a)	Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service. When an employee has rendered service to the Company during an accounting period, the Company recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as profit or loss. If the Company has a legal or constructive oblitation which can be reliably measured, the Company recognizes the amount of expected payment for profit-sharing and bonuses payable as liabilities.

(b)	Other long-term employee benefits

Other long-term employee benefits include employee benefits that are settled beyond 12 months after the end of the period in which the employees render the related service, and are calculated at the present value of the amount of future benefit that employees have earned in return for their service in the current and prior periods, less the fair value of any related assets. The present value is determined by discounting the expected future cash flows using the interest rate of corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. Any actuarial gains and losses are recognized in profit or loss in the period in which they arise.

(c)	Retirement benefits: Defined contribution plans

For defined contribution plans, when an employee has rendered service to the Company during a period, the Company recognizes the contribution payable to a defined contribution plan in exchange for that service as an accrued expense, after deducting any contributions already paid. If the contributions already paid exceed the contribution due for service before the end of the reporting period, the Company recognizes that excess as an asset (prepaid expense) to the extent that the prepayment will lead to a reduction in future payments or a cash refund.

(d)	Retirement benefits: Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Company’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of plan assets is deducted. The calculation is performed annually by an independent actuary using the projected unit credit method.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

The discount rate is the yield at the reporting date on corporate bonds that have maturity dates approximating the terms of the Company’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Company recognizes all actuarial gains and losses arising from actuarial assumption changes and experiential adjustments in other comprehensive income when incurred.

When the fair value of plan assets exceeds the present value of the defined benefit obligation, the Company recognizes an asset, to the extent of the total of cumulative unrecognized past service cost and the present value of any economic benefits available in the form of refunds from the plan or reduction in the future contributions to the plan.

Past service costs, which are the change in the present value of the defined benefits obligation for employee service in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, are recognized as an expense on a straight-line basis over the average period until the benefits become vested. To the extent that the benefits are already vested immediately following the introduction of, or changes to, a defined benefit plan, the Company recognizes the past service cost immediately.

Provisions

Provisions are recognized when the Company has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Where some or all of the expenditures required to settle a provision are expected to be reimbursed by another party, the reimbursement shall be recognized when, and only when, it is virtually certain that reimbursement will be received if the entity settles the obligation. The reimbursement shall be treated as a separate asset.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision is used only for expenditures for which the provision was originally recognized.

A provision for warranties is recognized when the underlying products are sold. The provision is based on historical warranty data and a weighting of all possible outcomes against their associated probabilities.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Regarding provision for construction warranties, warranty period starts from the completion of construction in accordance with construction contracts. If the Company has an obligation for warranties, provision for warranties which are estimated based on historical warranty data are recorded as cost of construction and provision for warranties during the construction period.

Share capital

Common stock is classified as equity and the incremental costs arising directly attributable to the issuance of common stock less their tax effects are deducted from equity.

If the Company reacquires its own equity instruments, the amount of those instruments (“treasury shares”) are presented as a contra equity account. No gain or loss is recognized in profit or loss on the purchase, sale, issuance or cancellation of its own equity instruments. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase to equity, and the resulting surplus or deficit on the transaction is recorded in capital surplus.

Revenue

Revenue from the sale of goods, services provided and the use of assets is measured at the fair value of the consideration received or receivable, net of returns and allowances, trade discounts and volume rebates, which are not significant for all periods presented.

(a)	Sale of goods

Revenue from the sale of goods in the ordinary course of activities is measured at the fair value of the consideration received or receivable, net of returns, trade discounts and volume rebates. Revenue is recognized when persuasive evidence exists, usually in the form of an executed sales agreement, that the significant risks and rewards of ownership have been transferred to the buyer, recovery of the consideration is probable, the associated costs and possible return of goods can be estimated reliably, there is no continuing management involvement with the goods, and the amount of revenue can be measured reliably. The appropriate timing for transfer of risks and rewards varies depending on the individual terms and conditions of the sales contract. For international sales, this timing depends on the type of international commercial terms of the contract.

(b)	Services rendered

Revenue from services rendered is recognized in profit or loss in proportion to the stage of completion of the transaction at the reporting date. The stage of completion is assessed by reference to surveys of work performed.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	Construction contracts

Construction contracts of the Company primarily consist of contracts for the construction of plants and commercial or residential buildings, and revenue recognition for different types of contracts is as follows:

When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract. Contract revenue includes the initial amount agreed in the contract plus any variation in contract work, claims and incentive payments, to the extent that it is probable that they will result in revenue and can be measured reliably. The stage of completion of a contract is determined based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

When the outcome of a construction contract cannot be estimated reliably, the revenue is recognized only to the extent of contract costs incurred that it is probable will be recoverable. An expected loss on the construction contract shall be recognized as an expense immediately.

(d)	Rental income

Rental income from investment property, net of lease incentives granted, is recognized in profit or loss on a straight-line basis over the term of the lease.

Finance income and finance costs

Finance income comprises interest income on funds invested (including available-for-sale financial assets), dividend income, gains on the disposal of available-for-sale financial assets and changes in the fair value of financial assets at fair value through profit or loss. Interest income is recognized as it accrues in profit or loss, using the effective interest rate method. Dividend income is recognized in profit or loss on the date that the Company’s right to receive payment is established.

Finance costs comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs are recognized in profit or loss using the effective interest rate method.

Income tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(a)	Current tax

Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit of future periods, and non-taxable or non-deductible items from the accounting profit.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Deferred tax

The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

Deferred tax is recognized, using the asset-liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.

The Company recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and joint ventures, except to the extent that the Company is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Company recognizes a deferred tax asset for deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Company expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Earnings per share

Management calculates basic earnings per share (“EPS”) data for the Company’s ordinary shares, which is presented at the end of the statement of comprehensive income. Basic EPS is calculated by dividing profit attributable to ordinary shareholders of the Company by the weighted average number of ordinary shares outstanding during the period, adjusted for own shares held.

Operating segments

An operating segment is a component of the Company that engages in business activities from which it may earn revenues and incur expenditures, including revenues and expenses that relate to transactions with any of the Company`s other components. All operating segments’ operating results are regularly reviewed by the Company’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance and for which discrete financial information is available. Management has determined that the CODM of the Company is the CEO.

Segment results that are reported to the CEO include items directly attributable to a segment and do not include allocated items. Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment, and intangible assets other than goodwill.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Company for annual periods beginning after January 1, 2012, and the Company has not early adopted them. Management believes the impact of the amendments on the Company’s consolidated financial statements is not significant.

(a)	K-IFRS No.1110, “Consolidated Financial Statements”

The standard introduces a single control model to determine whether an investee should be consolidated. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

Adopting the standard from January 1, 2013, the Company may be required to change its consolidation conclusion in respect of its investees as below. The impact of the change is not expected to be significant.

Company
Consolidating investees that were not previously consolidated	Daewoo Engineering (THAILAND) Co., Ltd.
Excluding investees that were previously consolidated from the consolidation scope	Postech 2006 Energy Fund, Postech Early Stage Fund

(b)	K-IFRS No.1111, “Joint Arrangements”

The standard classifies joint arrangements into two types—joint operations and joint ventures. A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. The standard requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement in accordance with relevant K-IFRSs applicable to the particular assets, liabilities, revenues and expenses. The standard requires a joint venturer to recognize an investment and to account for that investment using the equity method. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	K-IFRS No.1112, “Disclosure of Interests in Other Entities”

The standard brings together into a single standard all the disclosure requirements about an entity’s interests in subsidiaries, joint arrangements, associates and unconsolidated structured entities. The Company is currently assessing the disclosure requirements for interests in subsidiaries, interests in joint arrangements and associates and unconsolidated structured entities in comparison with the existing disclosures. The standard requires the disclosure of information about the nature, risks and financial effects of these interests. The standards are effective for annual periods beginning on or after January 1, 2013 with early adoption permitted.

(d)	Amendments to K-IFRS No. 1019 “Employee Benefits”

The standard requires recognition of actuarial gains and losses immediately in other comprehensive income and to calculate expected return on plan assets based on the rate used to discount the defined benefit obligation. The standard will be applied retrospectively for the Company’s annual periods beginning on or after January 1, 2013.

(e)	K-IFRS No. 1113 “Fair Value Measurement”

The standard defines fair value and a single framework for fair value, and requires disclosures about fair value measurements. The standard will be applied prospectively for the Company’s annual periods beginning on or after January 1, 2013.

(f)	Amendments to K-IFRS No. 1001 “Presentation of Financial Statements”

The amendments require presenting in other comprehensive income on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment is mandatorily effective for annual periods beginning on or after July 1, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

4. Financial risk management

The Company has exposure to the following risks from its use of financial instruments:

•	credit risk

•	liquidity risk

•	market risk

•	capital risk

This note presents information about the Company’s exposure to each of the above risks, the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital. Further quantitative disclosures are included throughout these consolidated financial statements.

(a)	Risk management policy

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and the Company’s activities.

The Company, through its training and management standards and procedures, aims to develop a disciplined and constructive control environment in which all employees understand their roles and obligations.

(b)	Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Company’s receivables from customers and investment securities. In addition, credit risk arises from finance guarantees.

The Company implements a credit risk management policy under which the Company only transacts business with counterparties that have a certain level of credit rate evaluated based on financial condition, historical experience, and other factors. The Company’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The default risk of a nation or an industry in which a customer operates its business does not have a significant influence on credit risk. The Company has established a credit policy under which each new customer is analyzed individually for creditworthiness.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

The Company establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for companies of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical data of payment statistics for similar financial assets. Debt securities are analyzed individually, and an expected loss shall be directly deducted from debt securities.

Credit risk also arises from transactions with financial institutions, and such transactions include transactions of cash and cash equivalents, various deposits, and financial instruments such as derivative contracts. The Company manages its exposure to this credit risk by only entering into transactions with banks that have high international credit ratings. The Company’s Treasury Department authorizes, manages, and overseas new transactions with financial institutions with whom the Company has no previous relationship. Furthermore, the Company limits its exposure to credit risk of financial guarantee contracts by strictly evaluating their necessity based on internal decision making processes, such as the approval of the board of directors.

(c)	Liquidity risk management

Liquidity risk is the risk that the Company will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Company’s reputation.

The Company’s cash flow from business, borrowing or financing is sufficient to meet the cash requirements for the Company’s strategic investments. Management believes that the Company is capable of raising funds by borrowing or financing if the Company is not able to generate cash flow requirements from its operations. The Company has committed borrowing facilities with various banks.

(d)	Market risk management

Market risk means that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The goal of market risk management is optimization of profit and controlling the exposure to market risk within acceptable limits.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

1)	Currency risk

Each segment is influenced by a risk factor of changes in foreign currency exchange rates for the different directions due to the difference in structure of each industry regarding the cash inflows and cash outflows in foreign currency. The steel segment generally has a lack of foreign currency cash outflows, while the engineering and construction segments generally have excessive foreign currency inflows due to the nature of their respective business. Therefore, the result of the business is affected by the changes of foreign exchange rates. The trading segment is structured such that the cash inflows and outflows of foreign currencies are to be offset; however, the trading segment is exposed to a risk of changes in foreign currency exchange rates when there are differences in currencies on receiving and paying the foreign currency amount and time differences.

The Company’s policy in respect of foreign currency risks is a natural hedge whereby foreign currency income is offset with foreign currency expenditures. The remaining net exposures after the natural hedge have been hedged using derivative contracts such as forward exchange contracts. In addition, the Company’s derivative transactions are limited to hedging actual foreign currency transactions and speculative hedging is not permitted. Based on this policy, the Company entities have performed currency risk management specific to various characteristics of different segments. The entities in the steel industry, which has a lack of foreign currency cash flows, has foreign currency borrowings from banks and hedges foreign currency risks of the foreign currency borrowings by using foreign currency swaps. The entities in the engineering and construction segments, which have excessive foreign currency cash flows, have hedged foreign currency risks by using forward exchange contracts. Entities in the trading industry have hedged foreign currency risks by using forward exchange contracts when the foreign currencies received and paid are different.

2)	Interest rate risk

The Company mostly borrows at fixed interest rates. The Company’s management monitors interest rate risks regularly.

(e)	Management of capital risk

The fundamental goal of capital management is the maximization of shareholders’ value by means of the stable dividend policy and the retirement of treasury shares. The capital structure of the Company consists of equity and net debt, deducting cash and cash equivalents and current financial instruments from borrowings. The Company applied the same financial risk management strategy that was applied in the previous period.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

The equity attributable to owners as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Total borrowings	￦	24,921,433	26,811,717
Less: Cash and cash equivalents		4,680,526	4,598,682
Net borrowings		20,240,907	22,213,035
Total equity		42,429,418	40,729,920
Net borrowings-to-equity ratio		47.70%	54.54%

5. Cash and Cash Equivalents

Cash and cash equivalents as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Cash	￦	8,595	23,954
Demand deposits and checking accounts		1,609,934	1,855,929
Financial instruments cash equivalents		3,061,997	2,718,799

	￦	4,680,526	4,598,682

6. Trade Accounts and Notes Receivable

(a) Trade accounts and notes receivable as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Trade accounts and notes receivable	￦	9,865,436	10,265,421
Capital lease receivables		44,918	117,230
Unbilled due from customers for contract work		1,493,709	1,361,416
Less: Allowance for doubtful accounts		(366,090)	(293,552)

		11,037,973	11,450,515

Non-current
Trade accounts and notes receivable		52,763	45,061
Capital lease receivables		102,887	147,634
Less: Allowance for doubtful accounts		(13,446)	(9,634)

		142,204	183,061

	￦	11,180,177	11,633,576

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

Trade accounts and notes receivable sold to financial institution, for which the derecognition conditions were not met, amounted to ￦80,258 million, ￦132,908 million as of December 31, 2012 and 2011, respectively, and are included in bank borrowings (note 15).

(b) Capital lease receivables are as follows:

(in millions of Won)
Customer	Contents	2012		2011
Korea Electric Power Corporation	Combined thermal power cycle 1~4	￦	147,634	199,141
Tenant of EXPO Apartment	Lease contract		171	65,723

		￦	147,805	264,864

(c) The gross amount and present value of minimum lease payments as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Less than 1 year	￦	62,048	141,670
1 year - 5 years		120,135	169,265
Greater than 5 year		11,772	24,519
Unrealized interest income		(46,150)	(70,590)

Present value of minimum lease payment	￦	147,805	264,864

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

7. Other Receivables and Other Financial Assets

(a) Other receivables as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Short-term loans	￦	271,067	367,330
Other accounts receivable		1,298,878	1,067,163
Accrued income		71,076	59,028
Allowance for bad debt accounts		(49,582)	(60,013)

		1,591,439	1,433,508

Non-current
Long-term loans		574,255	298,106
Long-term other accounts receivable		164,289	86,923
Accrued income		1,204	956
Allowance for bad debt accounts		(40,724)	(38,584)

		699,024	347,401

	￦	2,290,463	1,780,909

(b) Other short-term financial assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	—	50,861
Derivatives assets held for trading		62,720	92,055
Available-for-sale financial assets
Short-term available-for-sale securities		133,656	31,651
Held-to-maturity investments
Current portion of held-to-maturity securities (bonds)		31,237	876
Loans and other receivables
Short-term financial instruments (*1,2,3)		1,621,668	1,757,744
Deposits		107,208	73,343
Other receivables		302,738	221,125
Allowance for bad debt accounts		(4,233)	(4,893)

	￦	2,254,994	2,222,762

(*1)	As of December 31, 2012 and 2011, short-term financial instruments of ￦3,400 million and ￦1,670 million are secured related to long-term borrowings of forestry association, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*2)	As of December 31, 2012 and 2011, ￦12,699 million and ￦17,175 million, respectively, are restricted for use in a government project.
(*3)	As of December 31, 2012 and 2011, short-term financial instruments amounting to ￦7,650 million are provided as collateral for long-term borrowings.

(c) Other long-term financial assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial assets at fair value through profit or loss
Derivatives asstes held for trading	￦	8,634	16,696
Available-for-sale financial assets
Long-term available-for-sale securities (equity instruments) (*1,2.3)		3,711,169	4,509,197
Long-term available-for-sale securities (bonds)		26,430	25,847
Long-term available-for-sale securities (others)		43,266	41,902
Held-to-maturity investments
Held-to-maturity securities (bonds)		3,251	34,698
Loan and other receivables
Long-term financial instruments		68,215	37,732
Deposits		110,682	112,244
Allowance for bad debt accounts		(802)	(45)

	￦	3,970,845	4,778,271

(*1)	As of December 31, 2012, 2,294,961 shares equivalent to 20,654,653 American Depository Receipts (“ADRs”) of SK Telecom Co., Ltd. have been pledged as collateral for exchangeable bonds issued.
(*2)	During the year ended December 31, 2012, there was a further significant decline in the fair value of shares of Jupiter mines Ltd., SK Telecom Co., Ltd. and others for a prolonged period, which was considered as objective evidence of impairment. As a result, an impairment losses of ￦224,171 million was recognized in profit or loss during the year ended December 31, 2012.
(*3)	As of December 31, 2012, ￦28,354 million of long-term available-for-sale securities have been provided as collateral.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

8. Inventories

(a) Inventories as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Finished goods	￦	1,475,832	1,556,573
Merchandise		703,923	1,185,496
Semi-finished goods		1,876,196	2,163,124
Raw materials		2,425,367	2,563,837
Fuel and materials		893,137	758,333
Construction inventories		1,324,873	1,245,546
Materials-in-transit		2,007,106	2,857,434
Others		93,007	168,895

		10,799,441	12,499,238

Less: allowance for inventories valuation		(214,795)	(215,594)

	￦	10,584,646	12,283,644

The amounts of valuation losses of inventories recognized within cost of goods sold during the years ended December 31, 2012 and 2011 were ￦76,483 million and ￦140,391 million, respectively.

9. Non-Current Assets Held for Sale

Details of non-current assets held for sale and related liabilities as of December 31, 2012 and 2011 are as follows:

	2012		2011
(in millions of Won)	Subsidiaries (*1,2)		POSCO (*3)	Subsidiaries (*4)	Total
Assets
Trade accounts and notes receivable and other financial assets	￦	—	—	63,154	63,154
Inventories		—	—	23,186	23,186
Property, plant and equipment		1,190	16,887	172,538	189,425
Intangible assets		—	—	7,389	7,389
Other assets		—	—	45,883	45,883

		1,190	16,887	312,150	329,037

Liabilities
Trade accounts and note payables and other financial liabilities		—	—	28,509	28,509
Borrowings		—	—	144,920	144,920
Other liabilities		—	—	53,178	53,178

		—	—	226,607	226,607

Net assets	￦	1,190	16,887	85,543	102,430

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve the Company’s financial structure. The investment was reclassified as a non-current asset held for sale at the beginning of the bidding process that started during the six-month period ended June 30, 2012. The amount measured at the lower of its carrying amount and fair value less costs to sell of Kyobo Life Insurance Co., Ltd. was ￦1,150,720 million as of June 30, 2012. The Company recorded an impairment loss for the non-current assets held for sale of ￦258,381 million. The transaction was completed on September 5, 2012. The Company recognized a gain on disposal of assets held for sale of ￦45,874 million.
(*2)	POSCOAST CO., LTD. determined to dispose of its land and building and classified as non-current assets held for sale as of December 31, 2012. The amount measured at the lower of those carrying amount and fair value less costs to sell of some land and building was ￦1,190 million, the Company recorded impairment loss for the non-current assets held for sale of ￦70 million.
(*3)	POSCO planned to dispose of equipment of existing steel manufacturing plants due to the completion and expected use of a new plant. The relevant equipment was reclassified as non-current assets held for sale at December 31, 2011. Some of those non-current assets held for sale were disposed of by sale, and others were reclassified as property, plant and equipment due to the cancelation of plans to sell during the year ended December 31, 2012. POSCO recognized a gain of ￦1,150 million and a loss of ￦9,391 million from the assets held for sale during the year ended December 31, 2012.
(*4)	The Company determined to dispose of Daewoo Cement (Shandong) Co., Ltd., a subsidiary of Daewoo International Corporation, one of POSCO’s subsidiaries, in order to close down a non-core business and collect long-term receivables and securities, pursuant to the board of director’s resolution on July 28, 2011. Daewoo International Corporation entered into a sales contract with China United Cement Group Co., Ltd. on August 9, 2011 and completed the disposal of relevant non-current assets held for sale on June 28, 2012. The Company recognized a gain on disposal of assets held for sale of 146,309 million.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

10. Investments in Associates

(a) Details of investments in associates as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012						2011
Company	Number of shares		Ownership (%)	Acquisition cost	Book value		Book value
[Domestic]
Kyobo Life Insurance Co., Ltd. (*1)	￦	—	—	—		—	1,377,114
Sungjin Geotec Co., Ltd.		17,193,510	33.02	239,877		181,361	194,942
SNNC Co., Ltd.		18,130,000	49.00	90,650		147,539	154,131
POSCO-ESM Co., Ltd. (*2)		1,000,000	50.00	43,000		42,388	—
Busan-Gimhae Light Rail Transit Co., Ltd.		9,160,000	25.00	45,800		7,601	34,227
Cheongna IBT Co., Ltd. (*3)		—	—	—		—	35,564
Blue ocean PEF		333	27.52	33,300		33,839	35,971
METAPOLIS Co., Ltd. (*4)		4,229,280	40.05	15,410		—	15,674
POSMATE Co., Ltd.		411,573	45.15	28,258		46,204	22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.		2,008,000	25.10	10,040		29,414	21,026
MIDAS Information Technology Co., Ltd. (*5)		—	—	—		—	12,476
Poscochemtech Mitsubishi Carbon Tech (*6)		2,892,000	60.00	28,920		28,060	—
UI trans Co., Ltd		3,536,394	41.89	17,682		16,444	3,610
Incheongimpo Highway Co., Ltd.		3,071,147	29.94	15,356		13,680	3,500
Garolim Tidal Power Plant Co., Ltd		2,580,039	32.13	12,900		11,544	11,995
Others						52,925	62,926

						610,999	1,985,565

[Foreign]
Roy Hill Holdings Pty Ltd. (*7)		12,723,959	12.50	551,979		527,129	—
POSCO-NPS Niobium LLC		325,050,000	50.00	364,609		348,646	374,868
AMCI (WA) Pty Ltd.		49	49.00	213,446		123,018	168,212
CSP (Compania Siderurgica do Pecem)		415,729,274	20.00	265,740		214,761	124,231
Nickel Mining Company SAS		3,234,698	49.00	157,585		146,699	168,292
KOBRASCO		2,010,719,185	50.00	32,950		113,847	128,884
KOREA LNG Ltd.		2,400	20.00	137,993		99,976	127,901
Eureka Moly LLC		—	20.00	232,397		213,136	109,772
DMSA, AMSA		—	4.00	133,177		124,326	119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		—	25.00	61,961		92,888	95,577
CAML Resources Pty. Ltd.		3,239	33.34	40,388		62,227	55,465
South-East Asia Gas Pipeline Company Ltd.		135,219,000	25.04	150,779		144,831	136,175
Poschrome Pty. Ltd.		43,350	50.00	19,892		21,324	24,674
USS-POSCO Industries (*4)		—	50.00	277,715		—	16,880
NCR LLC		—	29.40	31,110		39,303	24,107
Others						156,151	171,500

						2,428,262	1,846,094

					￦	3,039,261	￦ 3,831,659

(*1)	The Company determined to dispose of the shares of Kyobo Life Insurance Co., Ltd., an associate of Daewoo International Corporation, one of the Company’s subsidiaries, in order to secure investment funds and improve its financial structure. The transaction was completed in September 2012.
(*2)	This entity was newly established during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*3)	Excluded from associates as the contract on entrusted voting rights expired during the year ended December 31, 2012.
(*4)	As the Company’s share of losses exceeded its interest in this entity, the carrying amount of that interest was reduced to nil and the recognition of further losses was discontinued. Unrecognized losses in this entity are ￦17,952 million during the year ended December 31, 2012.
(*5)	Excluded from associates due to disposal during the year ended December 31, 2012.
(*6)	The Company is not able to exercise significant influence on the investee even though the Company’s percentage of ownership of above 50%.
(*7)	This entity was acquired during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b) The movements of investments in associates for the years ended December 31, 2012 and 2011 are as follows:

1) December 31, 2012

(in millions of Won) Company	Dec. 31, 2011 Book value		Share of profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2012 Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	1,377,114	37,038	(1,414,152)	—
Sungjin Geotec Co., Ltd.		194,942	(17,162)	3,581	181,361
SNNC Co., Ltd.		154,131	15,157	(21,749)	147,539
POSCO-ESM Co., Ltd.		—	(560)	42,948	42,388
Busan-Gimhae Light Rail Transit Co., Ltd.		34,227	(26,626)	—	7,601
Cheongna IBT Co., Ltd.		35,564	(729)	(34,835)	—
Blue ocean PEF		35,971	(4,542)	2,410	33,839
METAPOLIS Co., Ltd.		15,674	(15,674)	—	—
POSMATE Co., Ltd.		22,409	2,158	21,637	46,204
CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., LTD.		21,026	8,534	(146)	29,414
MIDAS Information Technology Co., Ltd.		12,476	1,530	(14,006)	—
Poscochemtech Mitsubishi Carbon Tech		—	(860)	28,920	28,060
UI trans Co., Ltd.		3,610	1,268	11,566	16,444
Incheongimpo Highway Co., Ltd.		3,500	(377)	10,557	13,680
Garolim Tidal Power Plant Co., Ltd.		11,995	(451)	—	11,544
Others		62,926	(3,842)	(6,159)	52,925

		1,985,565	(5,138)	(1,369,428)	610,999

[Foreign]
Roy Hill Holdings Pty Ltd.		—	(16,537)	543,666	527,129
POSCO-NPS Niobium LLC		374,868	19,199	(45,421)	348,646
AMCI (WA) Pty Ltd.		168,212	(38,706)	(6,488)	123,018
CSP (Compania Siderurgica do Pecem)		124,231	(2,520)	93,050	214,761
Nickel Mining Company SAS		168,292	(12,795)	(8,798)	146,699
KOBRASCO		128,884	28,792	(43,829)	113,847
KOREA LNG Ltd.		127,901	12,697	(40,622)	99,976
Eureka Moly LLC		109,772	—	103,364	213,136
DMSA, AMSA		119,556	(1,176)	5,946	124,326
BX STEEL POSCO Cold RolledSheet Co., Ltd.		95,577	2,650	(5,339)	92,888
CAML Resources Pty. Ltd.		55,465	11,390	(4,628)	62,227
South-East Asia Gas Pipeline Company Ltd.		136,175	—	8,656	144,831
Poschrome Pty. Ltd.		24,674	(311)	(3,039)	21,324
USS-POSCO Industries		16,880	(5,933)	(10,947)	—
NCR LLC		24,107	(452)	15,648	39,303
Others		171,500	(13,862)	(1,487)	156,151

		1,846,094	(17,564)	599,732	2,428,262

	￦	3,831,659	(22,702)	(769,696)	3,039,261

(*1)	Other increase or decrease represents the changes in investments in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) December 31, 2011

(in millions of Won) Company	Dec. 31, 2010 Book value		Share of profits (losses)	Other increase (decrease) (*1)	Dec. 31, 2011 Book value
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	1,314,808	82,450	(20,144)	1,377,114
Sungjin Geotec Co., Ltd.		227,245	(33,650)	1,347	194,942
SNNC Co., Ltd.		145,466	49,605	(40,940)	154,131
Busan-Gimhae Light Rail Transit Co., Ltd.		42,151	(7,924)	—	34,227
Cheongna IBT Co., Ltd.		39,607	(4,043)	—	35,564
Blue ocean PEF		—	1,478	34,493	35,971
METAPOLIS Co., Ltd.		32,666	(16,992)	—	15,674
POSMATE Co., Ltd.		20,989	3,141	(1,721)	22,409
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.		21,317	(146)	(145)	21,026
MIDAS Information Technology Co., Ltd.		9,457	3,089	(70)	12,476
UI trans Co., Ltd.		3,920	(1,906)	1,596	3,610
Incheongimpo Highway Co., Ltd.		3,049	(245)	696	3,500
Garolim Tidal Power Plant Co., Ltd.		10,881	(164)	1,278	11,995
Others		129,405	(5,064)	(61,415)	62,926

		2,000,961	69,629	(85,025)	1,985,565

[Foreign]
POSCO-NPS Niobium LLC		—	5,658	369,210	374,868
AMCI (WA) Pty Ltd.		213,446	(32,879)	(12,355)	168,212
CSP (Compania Siderurgica do Pecem)		—	(1,661)	125,892	124,231
Nickel Mining Company SAS		180,671	(7,073)	(5,306)	168,292
KOBRASCO		141,939	36,911	(49,966)	128,884
KOREA LNG Ltd.		133,793	8,026	(13,918)	127,901
Eureka Moly LLC		109,177	(754)	1,349	109,772
DMSA, AMSA		100,536	38	18,982	119,556
BX STEEL POSCO Cold RolledSheet Co., Ltd.		89,313	1,797	4,467	95,577
CAML Resources Pty. Ltd.		67,401	15,517	(27,453)	55,465
South-East Asia Gas Pipeline Company Ltd.		56,636	(25)	79,564	136,175
Poschrome Pty. Ltd.		29,201	1,422	(5,949)	24,674
USS-POSCO Industries		40,000	(31,585)	8,465	16,880
NCR LLC		23,931	(85)	261	24,107
Others		119,420	(14,367)	66,447	171,500

		1,305,464	(19,060)	559,690	1,846,094

	￦	3,306,425	50,569	474,665	3,831,659

(*1)	Other increase or decrease represents the changes in investment in associates due to acquisitions, disposals, dividends received, change in capital adjustments arising from translations of financial statements of foreign investees and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c) The fair value of investments in associates for which there are published price quotations as of December 31, 2012 are as follows:

(in millions of Won)
Company	Fair value
Sungjin Geotec Co., Ltd.	￦	184,830

(d) Summarized financial information of associates as of and for the years ended December 31, 2012 and 2011 are as follows:

1) December 31, 2012

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Sungjin Geotec Co., Ltd.	￦	763,581	632,999	130,582	703,236	(29,219)
SNNC Co., Ltd.		577,273	261,781	315,492	379,230	16,959
POSCO-ESM Co., Ltd.		69,287	16,067	53,220	—	(1,422)
Busan-Gimhae Light Rail Transit Co., Ltd.		787,011	756,606	30,405	16,811	(106,668)
Blue ocean PEF		347,298	224,338	122,960	429,210	(16,504)
METAPOLIS Co., Ltd.		521,942	512,720	9,222	21,063	(35,244)
POSMATE Co., Ltd.		118,077	14,580	103,497	104,705	9,587
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.		333,716	250,540	83,176	229,271	36,971
Poscochemtech Mitsubishi Carbon Tech		47,014	247	46,767	—	(1,433)
UI trans Co., Ltd.		50,932	12,822	38,110	—	(880)
Incheongimpo Highway Co., Ltd.		44,714	334	44,380	—	(1,323)
Garolim Tidal Power Plant Co., Ltd.		37,476	1,546	35,930	—	(1,404)
[Foreign]
Roy Hill Holdings Pty Ltd.		1,404,336	105,340	1,298,996	—	(146,321)
POSCO-NPS Niobium LLC		697,431	140	697,291	—	38,412
CSP (Compania Siderurgica do Pecem)		1,088,105	16,551	1,071,554	—	(12,622)
Nickel Mining Company SAS		445,344	91,266	354,078	120,224	(33,981)
KOBRASCO		231,524	3,831	227,693	121,619	56,282
KOREA LNG Ltd.		545,841	64	545,777	109,992	107,953
DMSA, AMSA		7,935,489	5,906,301	2,029,188	—	(29,407)
BX STEEL POSCO Cold RolledSheet Co., Ltd.		922,932	579,140	343,792	1,506,012	2,296
CAML Resources Pty. Ltd.		209,717	70,502	139,215	284,134	34,162
South-East Asia Gas Pipeline Company Ltd.		1,341,510	763,116	578,394	—	—
Poschrome Pty. Ltd.		53,900	3,582	50,318	89,962	(899)
USS-POSCO Industries		420,767	459,681	(38,914)	990,356	(52,287)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) December 31, 2011

(in millions of Won)
Company	Assets		Liabilities	Equity	Sales	Net income (loss)
[Domestic]
Kyobo Life Insurance Co., Ltd.	￦	60,828,181	55,786,580	5,041,601	11,610,607	487,785
Sungjin Geotec Co., Ltd.		717,665	611,548	106,117	663,879	(58,894)
SNNC Co., Ltd.		610,059	269,318	340,741	473,173	81,246
Busan-Gimhae Light Rail Transit Co., Ltd.		817,402	680,492	136,910	3,690	(31,696)
Cheongna IBT Co., Ltd.		433,306	263,377	169,929	305	(20,527)
Blue ocean PEF		385,060	254,353	130,707	79,583	5,371
METAPOLIS Co., Ltd.		579,241	534,775	44,466	21,333	(36,861)
POSMATE Co., Ltd.		90,403	15,317	75,086	116,021	8,592
CHUNGJU ENTERPRISE CITY DEVELOPMENT CO., LTD.		302,887	256,485	46,402	67,459	2,099
MIDAS Information Technology Co., Ltd.		73,939	24,178	49,761	50,501	9,411
UI trans Co., Ltd.		30,292	17,279	13,013	—	(831)
Incheongimpo Highway Co., Ltd.		14,690	1,518	13,172	—	(911)
Garolim Tidal Power Plant Co., Ltd.		37,626	293	37,333	—	(510)
[Foreign]
POSCO-NPS Niobium LLC		749,737	—	749,737	11,433	11,317
CSP (Compania Siderurgica do Pecem)		622,810	1,657	621,153	—	(1,302)
Nickel Mining Company SAS		496,518	94,900	401,618	142,456	(12,983)
KOBRASCO		314,458	56,691	257,767	130,725	73,978
KOREA LNG Ltd.		24,169	10,492	13,677	95,385	92,600
DMSA, AMSA		5,807,261	3,979,755	1,827,506	939	939
BX STEEL POSCO
Cold RolledSheet Co., Ltd.		1,099,540	745,318	354,222	1,421,784	7,188
CAML Resources Pty. Ltd.		217,677	105,456	112,221	278,778	46,567
South-East Asia Gas Pipeline Company Ltd.		596,972	53,140	543,832	—	(99)
Poschrome Pty. Ltd.		61,740	4,129	57,611	96,785	1,028
USS-POSCO Industries		470,963	434,722	36,241	1,062,110	(61,478)

(e)	Joint venture as of December 31, 2012 is as follows:

	Operation	Ownership	Location
Mt. Thorley J/V	Mine development	20%	Australia
POSMAC J/V	Mine development	20%	Australia
CD J/V	Mine development	5%	Australia
RUM J/V	Mine development	10%	Australia

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

11. Investment Property, Net

(a)	Investment property as of December 31, 2012 and 2011 are as follows:

	2012				2011
			Accumulated depreciation			Accumulated depreciation
(in millions of Won)	Acquisition cost		and impairment loss	Book value	Acquisition cost	and impairment loss	Book value
Land	￦	252,846	(41,464)	211,382	280,634	(61,157)	219,477
Buildings		490,657	(186,154)	304,503	475,971	(174,238)	301,733
Structures		9,448	(4,142)	5,306	10,300	(3,977)	6,323

Total	￦	752,951	(231,760)	521,191	766,905	(239,372)	527,533

As of December 31, 2012, the fair value of investment property is ￦837,511 million, among which the Company evaluated investment property of 7 subsidiaries including International Business Center Corporation as its book value amounted to ￦64,653 million since it is believed that fair value is approximately same as book value.

(b)	Changes in the carrying value of investment property for the years ended December 31, 2012 and 2011 were as follows:

1) For the year ended December 31, 2012

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	219,477	15,832	1,442	(38,575)	(475)	13,681	211,382
Buildings		301,733	13,857	1,560	(6,730)	(15,044)	9,127	304,503
Structures		6,323	—	—	—	(322)	(695)	5,306

Total	￦	527,533	29,689	3,002	(45,305)	(15,841)	22,113	521,191

(*1)	Impairment losses of investment property amounted to ￦1,053 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2011

				Business
(in millions of Won)	Beginning		Acquisitions	combination	Disposals	Depreciation (*1)	Others (*2)	Ending
Land	￦	211,464	41,243	94	(57,905)	(14,010)	38,591	219,477
Buildings		278,361	109,757	—	(56,953)	(22,783)	(6,649)	301,733
Structures		3,540	6,072	—	—	(640)	(2,649)	6,323

Total	￦	493,365	157,072	94	(114,858)	(37,433)	29,293	527,533

(*1)	Impairment losses of investment property amounted to ￦23,048 million are included.
(*2)	Includes reclassification resulting from changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

12. Property, Plant and Equipment, Net

(a)	Property, plant and equipment as of December 31, 2012 and 2011 are as follows:

	2012					2011
			Accumulated depreciation				Accumulated depreciation
(in millions of Won)	Acquisition cost		and impairment loss	Government grants	Book value	Acquisition cost	and impairment loss	Government grants	Book value
Land	￦	2,658,401	(11,979)	—	2,646,422	2,549,178	—	—	2,549,178
Buildings		7,120,322	(2,951,420)	(100)	4,168,802	6,664,004	(2,644,172)	(3)	4,019,829
Structures		3,997,124	(1,676,669)	(274)	2,320,181	3,761,535	(1,500,808)	(290)	2,260,437
Machinery and equipment		36,217,492	(19,684,338)	(950)	16,532,204	34,392,737	(18,211,863)	(1,490)	16,179,384
Vehicles		279,650	(219,489)	(7)	60,154	272,249	(205,478)	(28)	66,743
Tools		331,870	(261,972)	(47)	69,851	323,511	(242,612)	(22)	80,877
Furniture and fixtures		526,396	(342,706)	(310)	183,380	466,225	(296,120)	(416)	169,689
Capital lease assets		105,241	(48,017)	—	57,224	72,426	(33,884)	—	38,542
Construction-in-progress		6,238,161	—	—	6,238,161	3,151,924	—	(63,419)	3,088,505

Total	￦	57,474,657	(25,196,590)	(1,688)	32,276,379	51,653,789	(23,134,937)	(65,668)	28,453,184

(b)	The changes in carrying value of property, plant and equipment as for the years ended December 31, 2012 and 2011 were as follows:

1) For the year ended December 31, 2012

				Business
(in millions of Won)	Beginning		Acquisitions (*1)	combination	Disposals	Depreciation (*2)	Others (*3)	Ending
Land	￦	2,549,178	153,031	2,377	(26,793)	—	(31,371)	2,646,422
Buildings		4,019,829	342,088	12,210	(29,756)	(298,978)	123,409	4,168,802
Structures		2,260,437	256,958	—	(24,308)	(199,970)	27,064	2,320,181
Machinery and equipment		16,179,384	2,016,572	5,804	(209,357)	(1,774,051)	313,852	16,532,204
Vehicles		66,743	16,777	141	(1,244)	(20,705)	(1,558)	60,154
Tools		80,877	21,833	411	(1,081)	(36,026)	3,837	69,851
Furniture and fixtures		169,689	72,052	76	(3,369)	(65,074)	10,006	183,380
Capital Lease Assets		38,542	535	—	(236)	(9,154)	27,537	57,224
Construction-in-progress		3,088,505	6,423,131	—	—	—	(3,273,475)	6,238,161

Total	￦	28,453,184	9,302,977	21,019	(296,144)	(2,403,958)	(2,800,699)	32,276,379

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Impairment losses of property, plant and equipment amounted to ￦12,977 million are included.
(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

2) For the year ended December 31, 2011

				Business
(in millions of Won)	Beginning		Acquisitions (*1)	combination	Disposals	Depreciation (*2)	Others (*3)	Ending
Land	￦	2,011,851	450,151	92,806	(55,751)	—	50,121	2,549,178
Buildings		3,551,163	701,166	38,382	(38,755)	(278,097)	45,970	4,019,829
Structures		2,070,189	289,524	8,961	(10,775)	(163,072)	65,610	2,260,437
Machinery and equipment		13,777,382	2,892,960	204,871	(45,950)	(1,605,342)	955,463	16,179,384
Vehicles		64,173	21,041	1,981	(1,795)	(17,894)	(763)	66,743
Tools		75,437	38,477	2,259	(1,477)	(37,743)	3,924	80,877
Furniture and fixtures		124,677	66,297	1,995	(1,657)	(28,249)	6,626	169,689
Capital Lease Assets		43,106	8,029	20	(145)	(14,081)	1,613	38,542
Construction-in-progress		3,719,762	4,593,524	10,536	—	—	(5,235,317)	3,088,505

Total	￦	25,437,740	9,061,169	361,811	(156,305)	(2,144,478)	(4,106,753)	28,453,184

(*1)	Acquisition includes assets transferred from construction-in-progress.
(*2)	Impairment losses of property, plant and equipment amounted to ￦25,852 million are included.
(*3)	Includes reclassification for changing purpose of use, adjustment of foreign currency translation difference and others.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	Borrowing costs capitalized and the capitalized interest rate for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Weighted average expenditure	￦	3,131,866	1,433,877
Borrowing costs capitalized		101,794	78,777
Capitalization rate		3.25%	5.49%

(d)	Pledged as collateral assets

(in millions of Won)	Collateral right holder	2012		2011
Land (*1)	Korean Development Bank and others	￦	545,654	381,096
Buildings and structures (*1)	Korean Development Bank and others		327,757	139,169
Machinery and equipment	Korean Development Bank and others		1,285,452	218,816
Construction-in-progress	The Export-Import Bank of Korea and others		1,486,745	—

		￦	3,645,608	739,081

(*1)	Investment properties are included.

13. Goodwill and Other Intangible Assets

(a)	Goodwill and other intangible assets as of December 31, 2012 and 2011 are as follows:

	2012					2011
(in millions of Won)	Acquisition cost		Accumulated depreciation and impairment loss	Government grants	Book value	Acquisition cost	Accumulated depreciation and impairment loss	Government grants	Book value
Goodwill	￦	1,735,879	(22,188)	—	1,713,691	1,671,775	(14,958)	—	1,656,817
Intellectual property rights		317,748	(41,448)	(1,154)	275,146	285,166	(10,259)	—	274,907
Premium in rental		151,116	(13,383)	—	137,733	151,747	(12,603)	—	139,144
Development expense		127,856	(65,367)	(1,558)	60,931	90,109	(42,458)	(2,068)	45,583
Port facilities usage rights		410,023	(326,901)	—	83,122	410,077	(315,331)	—	94,746
Exploration and evaluation assets		509,581	(29,853)	—	479,728	501,374	(28,182)	—	473,192
Mining development assets		1,643,306	—	—	1,643,306	1,414,315	—	—	1,414,315
Customer relationships		862,217	(111,485)	—	750,732	865,036	(57,968)	—	807,068
Other intangible assets		921,277	(403,302)	(3)	517,972	710,257	(371,097)	(4)	339,156

Total	￦	6,679,003	(1,013,927)	(2,715)	5,662,361	6,099,856	(852,856)	(2,072)	5,244,928

(b)	The changes in carrying value of goodwill and other intangible assets for the years ended December 31, 2012 and 2011 were as follows:

1) For the year ended December 31, 2012

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,656,817	—	—	77,298	—	—	(7,230)	(13,194)	1,713,691
Intellectual property rights		274,907	30,352	—	1	(1,375)	(24,829)	—	(3,910)	275,146
Premium in rental (*2)		139,144	13,498	—	622	(10,038)	(544)	(12,336)	7,387	137,733
Development expense		45,583	1,466	26,066	—	(148)	(23,011)	—	10,975	60,931
Port facilities usage rights		94,746	—	—	—	—	(11,624)	—	—	83,122
Exploration and evaluation assets		473,192	7,349	—	—	—	—	(1,671)	858	479,728
Mining development assets		1,414,315	228,991	—	—	—	—	—	—	1,643,306
Customer relationships		807,068	—	—	—	—	(53,517)	—	(2,819)	750,732
Other intangible assets		339,156	193,561	17	26,748	(652)	(44,466)	(9)	3,617	517,972

	￦	5,244,928	475,217	26,083	104,669	(12,213)	(157,991)	(21,246)	2,914	5,662,361

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*1)	Acquisition amounts include goodwill amounting to ￦77,298 million related to the acquisition of PONUTech Co., Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

2) For the year ended December 31, 2011

			Increase			Decrease
(in millions of Won)	Beginning		Acquisitions	Development	Business combination	Disposals	Amortization	Impairment loss	Others (*3)	Ending
Goodwill (*1)	￦	1,447,743	—	—	224,032	—	—	(14,958)	—	1,656,817
Intellectual property rights		119,100	171,402	—	—	(7,544)	(16,258)	—	8,207	274,907
Premium in rental (*2)		159,761	15,355	—	9	(3,457)	(8,391)	—	(24,133)	139,144
Development expense		49,275	13,978	252	688	(44)	(20,092)	—	1,526	45,583
Port facilities usage rights		108,161	—	—	—	—	(13,130)	—	(285)	94,746
Exploration and evaluation assets		594,464	10,151	—	—	(38,563)	—	—	(92,860)	473,192
Mining development assets		1,058,354	357,681	—	—	(96)	—	—	(1,624)	1,414,315
Customer relationships		778,080	—	—	75,836	—	(46,848)	—	—	807,068
Other intangible assets		304,231	95,557	—	8,160	(5,684)	(28,569)	—	(34,539)	339,156

	￦	4,619,169	664,124	252	308,725	(55,388)	(133,288)	(14,958)	(143,708)	5,244,928

(*1)	Acquisition amounts include goodwill amounting to ￦119,260 million related to the acquisition of POSCO Thainox Co., Ltd. in 2011. An impairment loss of ￦14,958 million is related to the negative capital of DAESAN (CAMBODIA) Co. Ltd.
(*2)	Premium in rental includes memberships with indefinite useful lives.
(*3)	Includes translation adjustment and reclassifications.

(c)	For the purpose of impairment testing, goodwill is allocated to individual operating entities determined to be CGUs. The goodwill amount as of December 31, 2012 and 2011 are as follows:

Reporting	Total number of CGUs
segments	2012	2011	CGUs	2012		2011
Steel	11	11	POSCO-Thainox Public Company Limited. (*3)	￦	109,779	119,260
			POSCO VST Co., Ltd.		36,955	36,955
			Others (*4)		14,096	21,322
Trading	3	3	Daewoo International Corporation (*1)		1,163,922	1,163,922
			Others		11,906	13,316
E&C	3	1	POSCO Engineering Company (*2)		194,637	194,637
			EPC EQUITIES LLP		47,913	49,931
			Others		11,291	11,796
Others	10	8	PONUTech Co., Ltd		77,298	—
			POSCO ENERGY Co., Ltd.		26,471	26,471
			Others		19,423	19,207

Total	27	25		￦	1,713,691	1,656,817

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*1)	Recoverable amounts of Daewoo International Corporation were determined based on value-in-use. As of December 31, 2012, value-in-use is estimated by applying 7.60% discount rate and 2.8% terminal growth rate with 5 years, the period for the estimated future cash flows, based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2012 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amount of CGU exceeded the carrying value by ￦1,087,136 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 4.43% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 3.80%. There is no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*2)	Recoverable amounts of POSCO Engineering Company were determined based on value-in-use. As of December 31, 2012, value-in-use is estimated by applying 11.15% discount rate and 1% terminal growth rate with 5 years, the period for the estimated future cash flows based on management’s business plan. No impairment loss of goodwill was recognized during the year ended December 31, 2012 as the recoverable amount exceeded the carrying value of the CGU.

The estimated recoverable amounts of CGU exceeded the carrying value by ￦171,253 million. Value-in-use of the CGU was affected by the assumption such as discount rate and terminal growth used in discount cash flow model. When the discount rate increases by 0.25%, value-in-use will be decreased by 2.91% and when the terminal growth rate decreases by 0.25%, value-in-use will be decreased by 1.88%. There is no effect on the impairment loss of the goodwill.

Management believes that any reasonably possible change in the key assumptions on which the recoverable amount is based would not cause the aggregate carrying amount to exceed the aggregate recoverable amount of the CGU.

(*3)	Recoverable amounts of POSCO- Thainox Public Company Limited were determined based on fair value, which was calculated to 30% control premium added to the current stock price as of December 31, 2012. And no impairment loss of goodwill was recognized since there was no objective evidence of impairment on December 31, 2012.

(*4)	The Company recognized goodwill impairment loss of ￦7,230 million, which was occurred when POSCONST CO., LTD. merged into POSCOAST CO., LTD. for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

14. Other Assets

Other current assets and other long-term assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Other current assets
Advance payment	￦	1,205,969	1,035,846
Prepaid expenses		189,647	180,369
Others		2,564	3,927

	￦	1,398,180	1,220,142

Other long-term assets
Long-term advance payment	￦	2,119	2,895
Long-term prepaid expenses		178,934	190,741
Others (*1)		212,733	436,651

	￦	393,786	630,287

(*1)	The guarantee deposits of ￦257,878 million related to the Australia Roy Hill iron ore mine were transferred to investments in associates during the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

15. Borrowings

(a)	Short-term borrowings and current portion of long-term borrowings as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	Bank	Interest rate (%)	2012		2011
Short-term borrowings
Bank overdrafts	BOA, others	0.4~1.0	￦	123,685	233,804
Short-term borrowings (*1)	Shinhan Bank, others	0.3~13.0		7,586,993	9,339,182

				7,710,678	9,572,986

Current portion of long-term liabilities
Current portion of long-term borrowings (*1)	Korean Development Bank, others	0.5~6.0		898,564	428,409
Current portion of foreign loan	NATIXIS	2.0		901	951
Current portion of debentures (*1)	Korean Development Bank, others	1.9~7.0		1,899,430	790,050
Less : Current portion of discount on debentures issued				(2,644)	(886)
Add : Premium on debentures redemption				2,419	—

				2,798,670	1,218,524

			￦	10,509,348	10,791,510

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and other assets amounting to ￦3,629,296 million, ￦11,050 million, ￦624,187 million and ￦65 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.

(b)	Long-term borrowings, excluding current portion as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	Bank	Interest rate(%)	2012		2011
Long-term borrowings (*1)	Korean Development Bank and others	0.6~13.0	￦	5,161,711	4,614,391
Less : Present value discount				(44,293)	(302,118)
Foreign loan (*2)	NATIXIS	2.0		2,009	3,071
Bonds (*1,3,4)	Korean Development Bank and others	1.5~9.0		9,339,966	11,776,893
Less : Discount on debentures issued				(62,943)	(94,356)
Add : Premium on debentures redemption				15,635	21,493
Add : Premium on debentures issued				—	833

			￦	14,412,085	16,020,207

(*1)	Property, plant and equipment, short-term financial assets, available-for-sale financial assets and other assets amounting to ￦3,629,296 million, ￦11,050 million, ￦624,187 million and ￦65 million, respectively, are provided as collateral related to short-term borrowings, long-term borrowings and debentures.
(*2)	Korea Development Bank has provided guarantees related to this foreign loan.
(*3)	In 2009, one of the controlling company`s subsidiaries, Daewoo International Corporation, issued convertible bonds with a face value of USD 300 million and a 5 year maturity. All of these convertible bonds have been converted to equity stocks of the subsidiary during the year ended December 31, 2012.
(*4)	POSCO issued exchangeable bonds with SK Telecom Co., Ltd. ADRs through Zeus(Cayman) Ltd. August 2011. The Company accounted for these exchangeable bonds as long-term borrowings. POSCO provides guarantees for Zeus (Cayman) Ltd.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

16. Other Payables and Other Financial Liabilities

(a)	Other payables as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Accounts payable	￦	737,802	1,048,895
Accrued expenses (*1)		868,015	457,071

		1,605,817	1,505,966

Non-current
Accounts payable		117,462	149,308
Accrued expenses		24,950	20,067

		142,412	169,375

	￦	1,748,229	1,675,341

(*1)	During the year ended December 31, 2012, a fine of ￦117,629 million was imposed on POSCO and POSCO Coated & Color Steel Co., Ltd. for price fixing galvanized steel sheets as a result of Korea Fair Trade Commission’s investigation.

(b)	Other financial liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Current
Dividends payable		7,487	5,822
Derivatives liabilities		84,922	146,903
Finance lease liabilities		16,044	15,295
Financial guarantee liabilities		7,819	7,510
Withholding		205,556	129,694

		321,828	305,224

Non-current
Derivatives liabilities		100,220	48,934
Finance lease liabilities		32,961	29,504
Financial guarantee liabilities		17,493	24,732
Long-term withholding		68,549	78,015

		219,223	181,185

	￦	541,051	486,409

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

17. Provisions

(a)	Provisions as of December 31, 2012 and 2011 were as follows:

	2012			2011
(in millions of Won)	Current		Non-current	Current	Non-current
Provision for bonus payments	￦	42,904	—	47,682	—
Provision for construction warranties		23,489	27,227	19,656	30,967
Provision for legal contingencies and claims (*1)		—	30,920	—	38,847
Others		11,438	41,951	2,094	39,529

	￦	77,831	100,098	69,432	109,343

(*1)	As of December 31, 2012 and 2011, the amount includes provision of ￦23,784 million and ￦38,847 million, respectively, for a potential claim in connection to the spin-off of the trading division of Daewoo International Corporation in 2000 (note 35). In addition, the amount includes provision of ￦7,136 million for obligation to payment guarantee related to borrowings incurred in the process of disposal of Daewoo Cement (Shandong) Co., Ltd. during the year ended December 31, 2012.

(b)	The following are the key assumptions concerning the future and other key sources of estimation uncertainty at the end of the reporting period.

Key assumptions for the estimation
Provision for bonus payments	Estimations based on financial performance
Provision for construction warranties	Estimations based on historical warranty data
Provision for legal contingencies and claims	Estimations based on the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss

(c)	Changes in provisions for the year ended December 31, 2012 are as follows:

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	47,682	343,062	(347,262)	(523)	(55)	42,904
Provision for construction warranties		50,623	24,694	(16,054)	(4,472)	(4,075)	50,716
Provision for legal contingencies and claims		38,847	8,540	—	(16,163)	(304)	30,920
Others		41,623	14,209	(3,450)	(1,680)	2,687	53,389

	￦	178,775	390,505	(366,766)	(22,838)	(1,747)	177,929

(*1)	Include adjustments of foreign currency translation difference and others.

(d)	Changes in provisions for the year ended December 31, 2011 are as follows:

(in millions of Won)	Beginning		Increase	Utilization	Reversal	Others (*1)	Ending
Provision for bonus payments	￦	37,978	30,592	(20,888)	—	—	47,682
Provision for construction warranties		49,068	30,724	(11,624)	(1,334)	(16,211)	50,623
Provision for legal contingencies and claims		126,626	—	—	(35,629)	(52,150)	38,847
Others		2,286	371	1,062	(1,334)	39,238	41,623

	￦	215,958	61,687	(31,450)	(38,297)	(29,123)	178,775

(*1)	Include adjustments of foreign currency translation difference and transfer to non-current liability held for sale (related to Daewoo Cement (Shandong) Co., Ltd.).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

18. Employee Benefits

(a)	Defined contribution plans

The Company operates a defined contribution plan for participating employees. Though the Company pays fixed contributions into a separate fund, employee benefits relating to employee service in the future is based on the contributions to the funds and the investment earnings on it. Plan assets are managed by a trustee within a fund separate from the Company’s assets.

The expense related to post-employment benefit plans under defined contribution plans for the year ended December 31, 2012 and 2011 was as follows:

(in millions of Won)	2012		2011
Expense related to post-employment benefit plans under defined contribution plans	￦	16,520	8,874

(b)	Defined benefit plans

The Company also operates a defined benefit pension plan for employees. The employees who chose a defined benefit pension plan will receive a defined payment upon termination of their employment if they fulfill the condition to qualify as a recipient. Before the termination of employment, the Company recognizes the pension liability related to defined benefit plans at the end of the reporting period, and measures it at the present value of the defined benefit obligation less the fair value of the plan assets. The Company uses the projected unit credit method in the actuarial valuation of plan assets and the defined benefit obligation.

(c)	The amounts recognized in relation to defined benefit obligations in the statements of financial position as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Present value of funded obligations	￦	1,394,675	1,158,329
Fair value of plan assets		(1,064,711)	(832,771)
Present value of non-funded obligations		15,724	14,909

Net defined benefit obligations	￦	345,688	340,467

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d)	The changes in present value of defined benefit obligations for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Defined benefit obligation at the beginning of period	￦	1,173,238	1,467,853
Current service cost (*1)		212,450	207,871
Interest costs		51,351	67,372
Actuarial losses		83,050	43,166
Business combinations		1,684	221
Benefits paid		(116,846)	(593,369)
Others		5,472	(19,876)

Defined benefit obligation at the end of period	￦	1,410,399	1,173,238

(*1)	This amount includes loss from a plan settlement in the amount of ￦3,704 million for the year ended December 31, 2011.

(e)	The changes in fair value of plan assets for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Fair value of plan assets at the beginning of period	￦	832,771	964,727
Expected return on plan assets		37,669	38,245
Actuarial gains and losses		2,157	3,073
Contributions of participants (*1)		267,420	190,909
Business combinations		906	354
Others		(489)	14,058
Benefits paid		(75,723)	(378,595)

Fair value of plan assets at the end of period	￦	1,064,711	832,771

(*1)	The Company expects to make a contribution of ￦267,420 million to the defined benefit plan assets in 2013.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(f)	The fair value of plan assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Equity instruments	￦	12,002	7,703
Debt instruments		107,303	103,074
Deposits		743,884	538,260
Others		201,522	183,734

	￦	1,064,711	832,771

(g)	The amounts recognized in the statements of comprehensive income for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Current service costs	￦	212,450	207,871
Interest costs		51,351	67,372
Expected return on plan assets (*1)		(37,669)	(38,245)

	￦	226,132	236,998

(*1)	The actual return on plan assets amounted to ￦39,826 million and ￦41,318 million for the years ended December 31, 2012 and 2011, respectively.

The above expenses by function were as follows:

(in millions of Won)	2012		2011
Cost of sales	￦	165,675	177,020
Selling and administrative expenses		60,457	59,978

	￦	226,132	236,998

(h)	Accumulated actuarial gains (losses), net of tax, recognized in other comprehensive income as of and for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning	￦	(182,702)	(152,125)
Current actuarial losses		(62,527)	(30,577)

Ending	￦	(245,229)	(182,702)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(i)	The principal actuarial assumptions as of December 31, 2012 and 2011 are as follows:

(%)	2012	2011
Discount rate (*1)	3.29~4.46	3.86~5.42
Expected return on plan assets (*2)	3.29~5.10	2.00~5.29
Expected future increases in salaries (*3)	1.04~6.72	1.03~7.35

(*1)	Discount rate is the yield at the end of the reporting period on high quality corporate bonds that have maturity dates approximating the terms of our benefits obligations and that are denominated in the same currency in which the benefits are expected to be paid.
(*2)	The overall expected rate of return on plan assets is a weighted average of the expected returns of the various categories of plan assets held. The management’s assessment of the expected returns is based on historical return trends and predictions of the market for the asset over the life of the related obligation.
(*3)	The expected future increases in salaries are based on the average salary increase rate for past three-years.

All assumptions are reviewed at the end of the reporting period. Additionally, the total estimated defined benefit obligation includes actuarial assumptions associated with the long-term characteristics of the defined benefit plan.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

19. Other Liabilities

Other liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Other current liabilities
Due to customers for contract work	￦	529,104	449,470
Advances received		1,289,805	973,427
Unearned revenue		46,963	36,935
Withholdings		162,073	114,941
Deferred revenue		235	362
Others (*1)		283,474	224,496

		2,311,654	1,799,631

Other long-term liabilities
Advances received		312,668	1,547
Unearned revenue		841	1,200
Others (*1)		64,305	81,756

		377,814	84,503

	￦	2,689,468	1,884,134

(*1)	Includes other current liabilities amounting to ￦274,490 million, ￦204,653 million and other long-term liabilities amounting to ￦14,939 million and ￦14,857 million as of December 31, 2012 and 2011, respectively, due to proportionate consolidation of joint ventures which are owned by POSCO’s subsidiaries.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

20. Financial Instruments

(a)	Classification of financial instruments

1) Financial assets as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial assets at fair value through profit or loss
Financial assets held for trading	￦	—	50,861
Derivatives assets held for trading		71,354	108,751

		71,354	159,612

Available-for-sale financial assets		3,914,521	4,608,597
Held-to-maturity investments		34,488	35,574
Loans and receivables		19,787,951	19,902,456

	￦	23,808,314	24,706,239

2) Financial liabilities as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Financial liabilities at fair value through profit or loss
Derivatives liabilities held for trading	￦	185,142	195,837
Designated as financial liabilities at fair value through profit or loss		—	333,004

		185,142	528,841

Financial liabilities evaluated as amortized cost
Trade accounts payable		4,391,787	4,397,662
Borrowings		24,921,433	26,478,713
Financial guarantee liabilities		25,312	32,242
Others		1,802,175	1,882,179

		31,140,707	32,790,796

	￦	31,325,849	33,319,637

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

3)	Finance income and costs by category of financial instrument for the years ended December 31, 2012 and 2011 were as follows:

	December 31, 2012

	Finance income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	130	—	—	—	407,505	77,907	485,542	—
Available-for-sale financial assets		1,046	124,475	—	—	75,809	(224,171)	(22,841)	(81,471)
Held-to-maturity investments		1,664	—	—	—	(224)	79	1,519	—
Loans and receivables		275,967	—	(252,265)	(162,156)	(33,786)	(406)	(172,646)	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(308,350)	(143,754)	(452,104)	—
Financial liabilities at amortized cost		(871,457)	—	348,481	855,805	—	(72,874)	259,955	—

	￦	(592,650)	124,475	96,216	693,649	140,954	(363,219)	99,425	(81,471)

‚	December 31, 2011

	Finance income and costs
(in millions of Won)	Interest income (cost)		Dividend income	Gain and loss on foreign currency transactions	Gain and loss on foreign currency translations	Gain and loss on disposal	Others	Total	Other comprehensive loss
Financial assets at fair value through profit or loss	￦	3	—	—	—	544,913	70,656	615,572	—
Available-for-sale financial assets		768	143,880	—	—	453,540	(152,804)	445,384	(1,231,758)
Held-to-maturity investments		1,749	—	—	—	—	(311)	1,438	—
Loans and receivables		213,714	—	(26,239)	46,971	(41,171)	(95)	193,180	—
Financial liabilities at fair value through profit or loss		—	—	—	—	(506,664)	(150,963)	(657,627)	—
Financial liabilities at amortized cost		(788,348)	—	(140,052)	(317,867)	—	(27,956)	(1,274,223)	—

	￦	(572,114)	143,880	(166,291)	(270,896)	450,618	(261,473)	(676,276)	(1,231,758)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Credit risk

1)	Credit risk exposure

The carrying amount of financial assets represents the Company’s maximum exposure to credit risk. The maximum exposures to credit risk as of December 31, 2012 and 2011 is as follows:

(in millions of Won)	2012		2011
Cash and cash equivalents	￦	4,680,526	4,598,682
Financial assets at fair value through profit or loss		71,354	159,612
Available-for-sale financial assets		203,352	99,400
Held-to-maturity investments		34,488	35,574
Loans and other receivables		3,927,248	3,670,198
Trade accounts and notes receivable		11,037,973	11,450,515
Long-term trade accounts and notes receivable		142,204	183,061

	￦	20,097,145	20,197,042

The Company provided financial guarantees for the repayment of loans of associates and third parties. As of December 31, 2012 and 2011, the maximum exposure to credit risk amounted to ￦4,607,773 million and ￦4,542,734 million, respectively.

2)	Impairment losses on financial assets

	Allowance for doubtful accounts as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Trade accounts and notes receivable	￦	379,536	303,186
Other accounts receivable		47,565	36,453
Long-term loans		42,721	61,222
Other assets		5,055	5,860

	￦	474,877	406,721

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

‚	Impairment losses on financial assets for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Bad debt expenses on trade receivables	￦	79,258	92,197
Impairment of available-for-sale financial assets		224,171	152,804
Other bad debt expenses (*1)		44,115	11,155
Impairment of held to maturity financial assets		—	579
Less: Reversal of allowance for doubtful accounts		—	(57,875)
Less: Impairment of held to maturity financial assets		(79)	(268)

	￦	347,465	198,592

(*1)	Other bad debt expenses are mainly related to other receivables and long-term loans.

ƒ	The aging schedule and the impaired losses of trade accounts and notes receivables as of December 31, 2012 and 2011 were as follows:

	2012			2011
(in millions of Won)	Trade accounts and notes receivable		Impairment	Trade accounts and notes receivable	Impairment
Not due	￦	9,106,925	52,063	6,154,045	8,137
Over due less than 1 month		1,313,554	4,387	4,868,928	233
1 month - 3 months		278,029	3,264	256,022	1,506
3 months - 12 months		413,251	41,291	301,875	37,032
Over 12 months		447,954	278,531	355,892	256,278

	￦	11,559,713	379,536	11,936,762	303,186

„	Changes in the allowance for doubtful accounts for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning	￦	406,721	357,063
Bad debt expenses		79,258	92,197
(Reversal of) other bad debt expenses		44,115	(46,720)
Other (*1)		(55,217)	4,181

Ending	￦	474,877	406,721

(*1)	Includes write-off of trade accounts and notes receivable amounting to ￦40,138 million for the year ended December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	Liquidity risk

1)	Contractual maturities for non-derivative financial liabilities, including estimated interests, are as follows:

			Contractual		1 year	Later than
(in millions of Won)	Book value		cash flow (*3)	Within 1 year	- 5 years	5 years	Total
Non-derivative financial liabilities
Trade accounts payable	￦	4,391,787	4,391,787	4,389,194	2,593	—	4,391,787
Financial guarantee liabilities (*1)		25,312	4,607,773	4,607,773	—	—	4,607,773
Other financial liabilities		1,802,175	1,802,175	1,558,253	242,557	1,365	1,802,175
Borrowings (*2)		24,921,433	27,461,706	11,084,122	11,619,867	4,757,717	27,461,706

	￦	31,140,707	38,263,441	21,639,342	11,865,017	4,759,082	38,263,441

(*1)	For issued financial guarantee contracts, the maximum amount of the guarantee is allocated to the earliest period in which the guarantee could be called.
(*2)	Includes cash flows of embedded derivative instruments in relation to exchangeable bonds (exchange right).
(*3)	Includes estimated interest.

2)	The maturity analysis of derivative financial liabilities is as follows:

			1 year	Later than
(in millions of Won)	Within 1 year		- 5 years	5 years	Total
Derivative financial liabilities
Currency forward	￦	58,129	5,247	—	63,376
Currency futures		67	—	—	67
Currency swaps		9,499	65,119	4,525	79,143
Others		17,227	25,329	—	42,556

	￦	84,922	95,695	4,525	185,142

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d)	Currency risk

1)	The Company has exposure to the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. The exposure to currency risk as of December 31, 2012 and 2011 are as follows:

	2012			2011
(in millions of Won)	Assets		Liabilities	Assets	Liabilities
USD	￦	3,933,448	9,120,893	3,852,909	10,912,882
EUR		317,381	330,481	275,012	610,454
JPY		239,569	2,017,179	236,046	2,353,794
Others		264,299	65,679	130,753	136,294

2)	As of December 31, 2012 and 2011, provided that functional currency against foreign currencies other than functional currency hypothetically strengthens or weakens by 10%, the changes in gain or loss during the years ended December 31, 2012 and 2011 are as follows:

	2012			2011
(in millions of Won)	10% increase		10% decrease	10% increase	10% decrease
USD	￦	(518,745)	518,745	(705,997)	705,997
EUR		(1,310)	1,310	(33,544)	33,544
JPY		(177,761)	177,761	(211,775)	211,775

(e)	Interest rate risk

1)	The carrying amount of interest-bearing financial instruments as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Fixed rate
Financial assets	￦	7,325,825	7,086,835
Financial liabilities		(15,301,208)	(24,169,245)

	￦	(7,975,383)	(17,082,410)

Variable rate
Financial liabilities	￦	(9,620,225)	(2,642,472)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2)	Sensitivity analysis on the fair value of financial instruments with variable interest rate

As of December 31, 2012 and 2011, provided that other factors remain the same and the interest rate of borrowings with floating rates increases or decreases by 1%, the changes in gain or loss during the years ended December 31, 2012 and 2011 are as follows:

	2012		2011
(in millions of Won)	1% increase	1% decrease	1% increase	1% decrease
Variable rate financial instruments	￦ (96,202)	96,202	(26,425)	26,425

(f)	Fair value

1)	Fair value and book value

The carrying amount and the fair value of financial instruments as of December 31, 2012 and 2011 are as follows

	2012			2011
(in millions of Won)	Book value		Fair value	Book value	Fair value
Assets measured at fair value
Financial assets held for trading	￦	—	—	50,861	50,861
Available-for-sale financial assets (*1)		3,349,606	3,349,606	4,359,202	4,359,202
Derivatives assets held for trading (*2)		71,354	71,354	108,751	108,751

		3,420,960	3,420,960	4,518,814	4,518,814

Assets measured amortized cost (*3)
Cash and cash equivalents		4,680,526	4,680,526	4,598,682	4,598,682
Trade accounts and notes receivable		11,180,177	11,180,177	11,633,576	11,633,576
Loans and other receivables		3,927,248	3,927,248	3,670,198	3,670,198
Held-to-maturity investments		34,488	34,488	35,574	35,574

		19,822,439	19,822,439	19,938,030	19,938,030

Liabilities measured fair value
Derivatives liabilities held for trading (*2)		185,142	185,142	195,837	195,837
Convertible bonds		—	—	333,004	333,004

		185,142	185,142	528,841	528,841

Liabilities measured amortized cost (*3)
Trade accounts and notes payable		4,391,787	4,391,787	4,397,662	4,397,662
Borrowings		24,921,433	25,382,344	26,478,713	26,793,230
Financial guarantee liabilities		25,312	25,312	32,242	32,242
Others		1,802,175	1,802,175	1,882,179	1,882,179

	￦	31,140,707	31,601,618	32,790,796	33,105,313

(*1)	The fair value of available-for-sale financial assets publicly traded is measured at the closing bid price quoted at the end of the reporting period. Meanwhile, the fair value of unquoted available-for-sale financial assets is calculated using the valuation results from an external pricing service in which weighted average borrowing rates of interest of evaluated companies are used as a discount rate.
(*2)	The fair value of derivatives is measured using valuation models such as Black-scholes model and others in which the market yields on government bonds are used as a discount rate.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*3)	The fair value of financial assets and liabilities measured at amortized cost is determined at the present value of estimated future cash flows discounted at the current market interest rate. The fair value is calculated for the disclosures in the notes. On the other hand, the Company has not performed fair value measurement for the financial assets and liabilities measured at amortized cost except borrowings since the fair value is close to their carrying amounts.

2)	Interest rates used for determining fair value

Interest rates used to discount estimated cash flows as of December 31, 2012 and 2011 are as follows:

	2012	2011
Interest rate of borrowings (%)	1.47~7.22	1.80 ~ 4.62

3)	The fair value hierarchy

	The Company classifies fair value measurements using a fair value hierarchy that reflects the significance of the inputs used in measurements.

Level 1:	quoted prices (unadjusted) in active markets for identical assets or liabilities.
Level 2:	inputs, other than quoted prices, that are observable for the asset or liability, either directly or indirectly.
Level 3:	inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

‚	The fair values of financial instruments, by valuation method as of December 31, 2012 and 2011 are as follows:

a.	December 31, 2012

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Available-for-sale financial assets	￦	2,590,933	—	758,673	3,349,606
Derivatives assets held for trading		—	71,354	—	71,354

	￦	2,590,933	71,354	758,673	3,420,960

Financial liabilities
Derivatives liabilities held for trading		—	185,142	—	185,142

	￦	—	185,142	—	185,142

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

b.	December 31, 2011

(in millions of Won)	Level 1		Level 2	Level 3	Total
Financial assets
Financial assets held for trading	￦	—	50,861	—	50,861
Available-for-sale financial assets		3,419,961	—	939,241	4,359,202
Derivatives assets held for trading		—	108,751	—	108,751
	￦	3,419,961	159,612	939,241	4,518,814
Financial liabilities
Derivatives liabilities held for trading	￦	—	195,837	—	195,837
Convertible bonds		333,004	—	—	333,004

	￦	333,004	195,837	—	528,841

ƒ	Changes in fair value of financial instruments measured by Level 3 for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Beginning	￦	939,241	805,160
Valuation		(182,927)	157,329
Acquisition and others (*1)		30,729	98,242
Disposal and others (*1)		(28,370)	(121,490)

Ending	￦	758,673	939,241

(*1)	Included change in amounts due to change of fair value level.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

21. Share Capital and Contributed Surplus

(a)	Share capital as of December 31, 2012 and 2011 are as follows:

(share, Won)	2012		2011
Authorized shares	￦	200,000,000	200,000,000
Par value		5,000	5,000
Issued shares (*1)		87,186,835	87,186,835
Shared capital (*2)		482,403,125,000	482,403,125,000

(*1)	As of December 31, 2012, total shares of ADRs of 52,294,944 are equivalent to 13,823,736 of common stock.
(*2)	As of December 31, 2012, the difference between the ending balance of common stock and the par value of issued common stock is ￦46,469 million due to retirement of 9,293,790 treasury stocks.

(b)	The changes in issued common stock for the years ended December 31, 2012 and 2011 are as follows:.

	2012			2011
			Number of			Number of
(share)	Issued shares	Treasury shares	outstanding shares	Issued shares	Treasury shares	outstanding shares
Beginning	87,186,835	(9,942,391)	77,244,444	87,186,835	(10,153,957)	77,032,878
Acquisition of treasury shares	—	—	—	—	(131,389)	(131,389)
Disposal of treasury shares	—	—	—	—	342,955	342,955
Ending	87,186,835	(9,942,391)	77,244,444	87,186,835	(9,942,391)	77,244,444

(c)	Capital surplus as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Share premium	￦	463,825	463,825
Gains on disposal of treasury shares		763,867	763,867
Other capital surplus		(122,878)	(77,240)

	￦	1,104,814	1,150,452

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

22. Reserves

(a)	Reserves as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Accumulated comprehensive loss of investments in associates	￦	(129,159)	(16,186)
Changes in the unrealized fair value of available-for-sale investments		67,956	154,617
Currency translation differences		(8,591)	283,516
Others		(18,356)	(16,521)

	￦	(88,150)	405,426

(b)	Changes in fair value of available-for-sale securities as of December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Beginning balance	￦	154,617	1,381,667
Changes in the unrealized fair value of available-for-sale investments		(189,664)	(1,095,009)
Reclassification to profit or loss upon disposal		(54,089)	(252,102)
Impairment of available-for-sale securities		150,869	120,978
Others		6,223	(917)

Ending balance	￦	67,956	154,617

23. Treasury Shares

Based on the Board of Director’s resolution, the Company holds treasury shares for the business purposes including price stabilization. The changes in treasury shares for the years ended December 31, 2012 and 2011 are as follows:

	2012			2011
(share, in millions of Won)	Number of shares		Amount	Number of shares	Amount
Beginning	￦	9,942,391	2,391,406	10,153,957	2,403,263
Acquisition of treasury shares		—	—	131,389	61,296
Disposal of treasury shares		—	—	(342,955)	(73,153)

Ending	￦	9,942,391	2,391,406	9,942,391	2,391,406

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

24. Sales

Details of the company sales for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Revenues
Goods sales	￦	55,123,774	59,915,941
Services sales		3,488,562	2,440,639
Construction sales		4,660,811	5,297,892
Rental income		32,056	39,862
Others		298,948	1,244,391

	￦	63,604,151	68,938,725

25. Construction Contracts

(a)	Construction contracts in progress as of December 31, 2012 and 2011 were as follows:

(in million of Won)	2012		2011
Aggregate amount of costs incurred	￦	8,343,117	14,711,524
Add: Recognized profits		659,555	1,369,479
Less: Recognized losses		(213,055)	(310,647)
Cumulative construction revenue		8,789,617	15,770,356
Less: Progress billing		(7,691,482)	(14,638,181)
Foreign currency gains and losses		(2,589)	(1,966)
Others		(130,941)	(218,263)

	￦	964,605	911,946

(b)	Amount unbilled due from customers and due to customers for contract work as of December 31, 2012 and 2011 were as follows:

(in million of Won)	2012		2011
Unbilled due from customers for contract work	￦	1,493,709	1,361,416
Due to customers for contract work		(529,104)	(449,470)

	￦	964,605	911,946

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(c)	When the outcome of a construction contract can be estimated reliably, contract revenue is recognized in profit or loss in proportion to the stage of completion of the contract.

The Company estimates the stage of completion of the contract based on the proportion that contract costs incurred for work performed to date bear to the estimated total contract costs.

The estimated total contract costs are based on the nature and characteristics of an individual contract, historical costs of similar projects, and current circumstances. Only those contract costs that reflect work performed are included in costs incurred to date.

The following are the key assumptions for the estimated total contract cost.

Key assumptions for the estimation
Material	Estimations based on recent purchasing contracts, market price and quoted price
Labor cost	Estimations based on standard monthly and daily labor cost
Outsourcing cost	Estimations based on the historical costs of similar projects, market price and quoted price

The management continually reviews all estimates involved in such construction contracts and adjusts them as necessary.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

26. Selling and Administrative Expenses

(a)	Administrative expenses

Administrative expenses for years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Wages and salaries	￦	694,682	606,819
Expenses related to defined benefit plan		61,261	60,271
Other employee benefits		170,734	164,508
Travel		52,817	56,635
Depreciation		218,747	172,807
Communication		15,088	13,061
Electric power		11,305	7,529
Taxes and public dues		59,664	50,617
Rental		93,268	65,559
Repairs		11,769	14,919
Entertainment		18,239	17,905
Advertising		55,777	70,939
Research & development		192,321	212,472
Service fees		264,439	286,635
Supplies		10,166	14,357
Vehicles maintenance		22,442	21,491
Industry association Fee		11,487	10,200
Training		17,772	24,375
Conference		17,745	21,739
Warranty expense		13,148	12,606
Bad debt allowance		79,258	92,197
Others		37,334	37,412

	￦	2,129,463	2,035,053

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Selling expenses

Selling expenses for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Freight	￦	1,472,817	1,406,268
Operating expenses for distribution center		9,327	8,115
Sales commissions		74,308	85,410
Sales advertising		4,575	1,204
Sales promotion		17,525	16,179
Samples		7,489	7,321
Sales insurance premium		32,065	19,915
Contract cost		52,176	62,986
Others		8,406	4,730

	￦	1,678,688	1,612,128

27. Research and Development Expenditures Recognized as Expense

Research and development expenditures recognized as expense for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Selling and administrative expenses	￦	192,321	212,472
Cost of sales		385,128	380,177

	￦	577,449	592,649

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

28. Adjusted Operating Profit

Adjusted operating profits which include the other profits or losses excluded in operating profit but reflect the results of the Company’s operations for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Operating profit on the statement of comprehensive income	￦	3,653,108	5,467,694

Add
Gain on disposals of property, plant and equipment		42,290	13,812
Rental revenues		1,898	6,510
Gain on disposals of intangible assets		906	953
Gain on disposals of investment in associates		39,441	2,247
Gain on disposals of assets held for sale		193,333	—
Grant income		3,198	1,228
Reversal of other bad debt allowance		—	57,875
Reversal of other provisions		16,037	35,629
Outsourcing income		29,136	42,136
Gain on disposals of wastes		38,597	11,348
Gain from claim compensation		31,613	68,853
Penalty income from early termination of contracts		15,054	38,570
Others		36,617	27,780

		448,120	306,941

Deduct
Loss on disposals of property, plant and equipment		(65,486)	(60,550)
Loss on disposals of investment property		(3,197)	(8,826)
Loss on disposals of assets held for sale		(9,510)	—
Loss on disposals of investment in associates		(15,119)	—
Idle tangible assets expenses		(31,297)	(16,881)
Impairment loss of assets held for sale		(258,451)	—
Other bad debt expenses		(44,115)	(11,155)
Donations		(73,963)	(66,558)
Loss on disposals of wastes		(45,480)	(30,585)
Penalty and default losses		(149,437)	(39,551)
Impairment loss of property, plant and equipment and others		(72,259)	(99,071)
Others		(41,151)	(33,356)

		(809,465)	(366,533)

Adjusted operating profit	￦	3,291,763	5,408,102

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

29. Finance Income and Costs

Details of finance income and costs for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Finance income
Interest income	￦	278,807	216,234
Dividend income		124,475	143,880
Gain on foreign currency transactions		935,457	1,454,103
Gain on foreign currency translations		936,740	259,014
Gain on transactions of derivatives		407,791	549,439
Gain on valuations of derivatives		94,492	111,637
Gain on disposals of available-for-sale investments		112,095	454,543
Others		7,206	1,569

	￦	2,897,063	3,190,419

Finance costs
Interest expenses	￦	(871,457)	(788,348)
Loss on foreign currency transactions		(839,241)	(1,620,394)
Loss on foreign currency translations		(243,091)	(529,910)
Loss on transactions of derivatives		(309,067)	(512,882)
Loss on valuations of derivatives		(159,604)	(188,742)
Impairment loss on available-for-sale investments		(224,171)	(152,804)
Loss on disposals of available-for-sale investments		(36,286)	(1,003)
Loss on Financial guarantee		(38,442)	(1,000)
Others		(76,279)	(71,612)

	￦	(2,797,638)	(3,866,695)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

30. Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Other non-operating income
Gain on disposals of property, plant and equipment	￦	42,290	13,812
Rental revenues		1,898	6,510
Gain on disposals of intangible assets		906	953
Gain on disposals of investment in associates		39,441	2,247
Gain on disposals of assets held for sale		193,333	—
Grant income		3,198	1,228
Reversal of other bad debt allowance		—	57,875
Reversal of other provisions		16,037	35,629
Outsourcing income		29,136	42,136
Gain on disposals of wastes		38,597	11,348
Gain from claim compensation		31,613	68,853
Penalty income from early termination of contracts		15,054	38,570
Others		36,617	27,780

	￦	448,120	306,941

Other non-operating expense
Loss on disposals of property, plant and equipment	￦	(65,486)	(60,550)
Loss on disposals of investment property		(3,197)	(8,826)
Loss on disposals of assets held for sale		(9,510)	—
Loss on disposals of investment in associates		(15,119)	—
Idle tangible assets expenses		(31,297)	(16,881)
Impairment loss of assets held for sale		(258,451)	—
Other bad debt expenses		(44,115)	(11,155)
Donations		(73,963)	(66,558)
Loss on disposals of wastes		(45,480)	(30,585)
Penalty and default losses		(149,437)	(39,551)
Impairment loss of property, plant and equipment and other		(72,259)	(99,071)
Others		(41,151)	(33,356)

	￦	(809,465)	(366,533)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

31. Expenses by Nature

Expenses that are recorded by nature as cost of sales, selling, general and administrative expenses and other expenses in the statements of comprehensive income for the years ended December 31, 2012 and 2011 were as follows (excluding finance costs and income tax expense):

(in millions of Won)	2012		2011
Changes in inventories	￦	14,161,271	17,546,701
Cost of merchandises sold		25,997,220	26,650,240
Employee benefits expenses (*2)		2,889,829	2,639,966
Outsourced processing cost		8,896,642	8,331,110
Depreciation expenses (*1)		2,405,769	2,133,010
Amortization expenses		157,991	133,289
Electricity and water expenses		837,507	715,265
Service fees		670,919	630,223
Research & development expenses		577,449	592,649
Freight and custody expenses		1,472,817	1,406,268
Commission paid		74,308	85,410
Loss on disposal of property, plant, and equipment		65,486	60,550
Donations		73,963	66,558
Other expenses		2,479,337	2,846,326

	￦	60,760,508	63,837,565

(*1)	Includes depreciation expense of investment properties.
(*2)	The details of employee benefits expenses for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Wages and salaries	￦	2,647,177	2,394,094
Severance benefit		242,652	245,872

	￦	2,889,829	2,639,966

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

32. Income Taxes

(a)	Income tax expense for the years ended December 31, 2012 and 2011 was as follows:

(in millions of Won)	2012		2011
Current income taxes	￦	795,601	1,069,240
Deferred income tax due to temporary differences		154,324	(318,722)
Less: Items recorded directly in equity		32,954	317,591

Income tax expense	￦	982,879	1,068,109

(b)	The following table reconciles the expected amount of income tax expense based on statutory rates to the actual amount of taxes recorded by the Company for the years ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Net income before income tax expense	￦	3,368,486	4,782,395
Income tax expense computed at statutory rate		815,174	1,157,340
Adjustments:		167,705	(89,231)
Tax effects due to permanent differences		48,220	(13,798)
Tax credit		(188,713)	(193,633)
Tax rate change effect		—	17,661
Over (under) provision from prior years		1,776	(15,739)
Investments in subsidiaries and associates		281,437	97,246
Others		24,985	19,032

Income tax expense	￦	982,879	1,068,109

Effective tax rate (%)		29.18	22.33

(c)	The income taxes charged (credited) directly to other comprehensive income during the period ended December 31, 2012 and 2011 were as follows:

(in millions of Won)	2012		2011
Net changes in the unrealized fair value of available-for-sale securities	￦	22,585	306,827
Gains on sale of treasury stock		—	(22,078)
Others		10,369	31,628

	￦	32,954	316,377

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d)	The movements in deferred tax assets (liabilities) for the years ended December 31, 2012 and 2011 are as follows:

	2012				2011
(in millions of Won)	Beginning		Inc (Dec)	Ending	Beginning	Inc (Dec)	Ending
Deferred income tax due to temporary differences
Reserve for special repairs	￦	(29,659)	646	(29,013)	(27,776)	(1,883)	(29,659)
Allowance for doubtful accounts		104,621	7,807	112,428	80,349	24,272	104,621
Reserve for technology developments		(366,232)	(9,698)	(375,930)	(269,892)	(96,340)	(366,232)
Depreciation		(58,288)	11,714	(46,574)	(61,129)	2,841	(58,288)
Share of profit or loss of equity-accounted investees		(224,136)	127,762	(96,374)	(170,016)	(54,120)	(224,136)
Reserve for inventory valuation		(1,514)	(2,568)	(4,082)	1,484	(2,998)	(1,514)
Revaluation of assets		(570,403)	(229,529)	(799,932)	(362,949)	(207,454)	(570,403)
Prepaid expenses		21,437	9,803	31,240	18,733	2,704	21,437
Impairment loss on property, plant and equipment		25,492	3,263	28,755	24,858	634	25,492
Loss on foreign currency translation		95,787	(159,132)	(63,345)	90,656	5,131	95,787
Defined benefit obligations		55,053	15,571	70,624	40,710	14,343	55,053
Plan assets		(43,091)	(3,330)	(46,421)	(36,232)	(6,859)	(43,091)
Provision for construction losses		2,852	(625)	2,227	1,697	1,155	2,852
Provision for construction warranty		15,902	(1,061)	14,841	13,056	2,846	15,902
Appropriated retained earnings for technological development		(165)	(286)	(451)	(246)	81	(165)
Accrued income		(1,949)	(1,248)	(3,197)	(1,061)	(888)	(1,949)
Others		376,107	(66,085)	310,022	317,877	58,230	376,107

		(598,186)	(296,996)	(895,182)	(339,881)	(258,305)	(598,186)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		1,421	22,585	24,006	(305,406)	306,827	1,421
Others		35,769	10,369	46,138	4,141	31,628	35,769

		37,190	32,954	70,144	(301,265)	338,455	37,190

Deferred tax from tax credit
Tax credit carryforward and others		256,877	82,231	339,108	280,295	(23,418)	256,877
Deferred tax effect due to unrealized gains (losses) and others		(8,375)	27,470	19,095	(129,000)	120,625	(8,375)

	￦	(312,494)	(154,341)	(466,835)	(489,851)	177,357	(312,494)

(e)	Deferred tax assets and liabilities for the years ended December 31, 2012 and 2011 are as follows:

	2012				2011
(in millions of Won)	Assets		Liabilities	Net	Assets	Liabilities	Net
Deferred income tax due to temporary differences
Reserve for special repairs	￦	—	(29,013)	(29,013)	—	(29,659)	(29,659)
Allowance for doubtful accounts		112,480	(52)	112,428	104,672	(51)	104,621
Reserve for technology developments		—	(375,930)	(375,930)	—	(366,232)	(366,232)
Depreciation		15,192	(61,766)	(46,574)	12,319	(70,607)	(58,288)
Share of profit or loss of equity-accounted investees		—	(96,374)	(96,374)	—	(224,136)	(224,136)
Reserve for inventory valuation		1,751	(5,833)	(4,082)	4,319	(5,833)	(1,514)
Revaluation of assets		—	(799,932)	(799,932)	—	(570,403)	(570,403)
Prepaid expenses		31,240	—	31,240	23,045	(1,608)	21,437
Impairment loss on property, plant and equipment		28,755	—	28,755	25,492	—	25,492
Loss on foreign currency translation		202,973	(266,318)	(63,345)	176,621	(80,834)	95,787
Defined benefit obligations		86,200	(15,576)	70,624	75,912	(20,859)	55,053
Plan assets		—	(46,421)	(46,421)	—	(43,091)	(43,091)
Provision for construction losses		2,227	—	2,227	2,852	—	2,852
Provision for construction warranty		14,841	—	14,841	15,902	—	15,902
Appropriated retained earnings for technological development		—	(451)	(451)	—	(165)	(165)
Accrued income		25	(3,222)	(3,197)	—	(1,949)	(1,949)
Others		421,595	(111,573)	310,022	382,735	(6,628)	376,107

		917,279	(1,812,461)	(895,182)	823,869	(1,422,055)	(598,186)

Deferred income taxes recognized directly to equity
Loss (gain) on valuation of available-for-sale investments		281,599	(257,593)	24,006	199,317	(197,896)	1,421
Others		66,975	(20,837)	46,138	49,898	(14,129)	35,769

		348,574	(278,430)	70,144	249,215	(212,025)	37,190

Deferred tax from tax credit
Tax credit carryforward and others		378,926	(39,818)	339,108	292,255	(35,378)	256,877
Deferred tax effect due to unrealized gains (losses) and others		522,871	(503,776)	19,095	494,450	(502,825)	(8,375)

	￦	2,167,650	(2,634,485)	(466,835)	1,859,789	(2,172,283)	(312,494)

(f)	As of December 31, 2012, the Company did not recognize income tax effects associated with taxable temporary differences of ￦3,095,821 million (deferred tax liability ￦749,189 million) mainly relating to increase in retained earnings of subsidiaries since it is probable that the temporary difference will not reverse in the foreseeable future. As of December 31, 2012, the Company did not recognize income tax effect associated with deductible temporary differences of ￦1,952,989 million (deferred tax assets ￦472,623 million) mainly relating to loss of subsidiaries and affiliates due to remote possibility of realization.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

33. Earnings per Share

(a)	Basic and diluted earnings per share for the year ended December 31, 2012 and 2011 were as follows:

(Won, except per share information)	2012		2011
Profit attribute to controlling interest	￦	2,462,080,504,484	3,648,136,025,973
Weighted-average number of common shares outstanding (*1)		77,244,444	77,251,818
Basic and diluted earnings per share		31,874	47,224

(*1)	The weighted-average number of common shares used to calculate basic earnings per share are as follows:

(share)	2012		2011
Total number of common shares issued	￦	87,186,835	87,186,835
Weighted-average number of treasury shares		(9,942,391)	(9,935,017)

Weighted-average number of common shares outstanding	￦	77,244,444	77,251,818

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

34. Related Party Transactions

(a)	Significant transactions with related companies for the years ended December 31, 2012 and 2011 were as follows:

	Sales and others (*1)			Purchase and others (*2)
(in millions of Won)	2012		2011	2012	2011
Subsidiaries (*3)
POSCO E&C Co., Ltd.	￦	28,110	26,536	1,451,086	1,687,665
POSCO P&S Co., Ltd.		897,051	1,181,088	1,395,891	1,406,245
POSCO Coated & Color Steel Co., Ltd.		489,545	593,656	6,496	1,890
POSCO ICT Co., Ltd.		1,547	1,537	468,915	507,883
POSCO Chemtech Co., Ltd.		511,917	423,643	798,150	755,515
POSCO M-TECH CO., LTD.		27,906	19,355	318,548	211,832
POSCO TMC Co., Ltd.		230,235	168,314	1,032	884
POSCO AST Co., Ltd.		278,463	319,258	58,647	58,475
Daewoo International Corp.		4,271,450	3,896,857	15,731	5,599
POSCO NST CO., LTD.		212,536	186,809	3,618	4,734
POSCO America Corporation		726,450	353,904	733	1
POSCO Canada Co., Ltd.		—	—	205,129	289,047
POSCO Asia Co., Ltd.		1,929,508	2,029,781	107,313	178,395
POSCO-Japan Co., Ltd.		1,439,580	1,628,069	28,710	34,860
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		164,483	148,343	15	—
POSCO-Mexico Co., Ltd.		338,645	347,915	492	176
Daewoo International Singapore Pte. Ltd.		—	—	73,471	149,029
POSCO Maharashtra Steel Pvt. Ltd.		155,642	2,340	—	—
POSCO (Suzhou) Automotive Processing Center Co., Ltd.		128,974	99,778	—	—
POSCO-Thailand Bangkok Processing Center Co., Ltd		119,278	96,288	182	63
Others		749,758	709,834	954,105	986,196

		12,701,078	12,233,305	5,888,264	6,278,489

Associates
Posmate Co., Ltd.		22,044	1,038	46,058	53,357
SNNC Co., Ltd.		2,511	4,787	379,050	447,130
SUNG JIN GEOTEC Co., Ltd.		27,697	44,451	—	—
DONG BANG METAL IND.CO.,LTD.		89,094	84,748	—	—
POSCO SAMSUNG Suzhou Steel Processing Center Co., Ltd.		26,280	23,974	—	—
USS-POSCO Industries (UPI)		85	342,594	101	29
Poschrome(Proprietary) Ltd.		58	—	68,079	72,502
Others		37,700	59,021	14,311	6,087

		205,469	560,613	507,599	579,105

	￦	12,906,547	12,793,918	6,395,863	6,857,594

(*1)	Sales and others include sales and insignificant other non-operating income. Sales are mainly sales of steel products and these are priced on an arm’s length basis.
(*2)	Purchases and others include purchases and overhead costs. Purchases and others are mainly related to purchases of construction services and purchases of raw materials to manufacture steel products. These are priced on an arm`s length basis.
(*3)	As of December 31, 2012, the Company provided guarantees to related parties (Note 35).

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	The related account balances of significant transactions with related companies as of December 31, 2012 and 2011 are as follows:

	Receivables (*1)			Payables (*1)
(in millions of Won)	2012		2011	2012	2011
Subsidiaries
POSCO E&C Co., Ltd.	￦	7,977	647	403,630	241,918
POSCO Processing&Service		64,564	88,838	32,672	1,512
POSCO Plant Engineering Co., Ltd.		267	65	32,297	42,534
POSCO ICT Co., Ltd.		287	30	91,297	62,583
POSCO Coated & Color Steel Co., Ltd.		108,505	116,252	2,618	335
POSCO Chemtech Company Ltd.		47,074	37,808	84,538	82,048
POSCO TMC CO., LTD.		64,862	21,601	145	134
POSCO AST Co., Ltd.		65,575	33,266	7,800	7,090
Daewoo International Corp.		358,824	284,125	730	1,589
POSCO NST.CO.,LTD		—	64,012	—	676
POSCO America Corporation		63,545	32,346	—	—
POSCO Asia Co., Ltd.		102,849	227,476	2,244	1,407
POSCO-TBPC Co., Ltd.		17,986	27,381	—	—
Qingdao Pohang Stainless Steel Co., Ltd.		8,710	6,713	—	—
POSCO-Vietnam Co., Ltd.		291	422	—	—
POSCO-Japan Co., Ltd.		35,400	52,362	673	1,546
POSCO-India Delhi Steel Processing Centre Pvt. Ltd.		—	3,484	—	—
POSCO-Mexico Co., Ltd.		131,669	171,908	—	—
Others		127,626	81,255	115,817	83,201

		1,206,011	1,249,991	774,461	526,573

Associate
Posmate Co., Ltd.		78	—	6,315	7,198
SNNC Co., Ltd.		229	223	37,145	23,187
DONG BANG METAL IND.CO., LTD.		—	17,038	—	—
SUNG JIN GEOTEC Co., Ltd.		4,849	4,122	—	—
Poschrome Pty. Ltd.		—	—	2,273	—
Others		453	—	804	809

		5,609	21,383	46,537	31,194

	￦	1,211,620	1,271,374	820,998	557,767

(*1)	Receivables include trade accounts and notes receivable and other receivables. Payables include trade accounts payables and other payables.

(c)	For the years ended December 31, 2012 and 2011, details of compensation to key management officers were as follows:

(in millions of Won)	2012		2011
Short-term benefits	￦	109,614	93,231
Retirement benefits		25,049	23,407
Long-term benefits		22,462	26,971

	￦	157,125	143,609

Key management officers include directors (including non-standing directors), executive officials and fellow officials who have significant influence and responsibilities in the Company’s business and operations. In addition to the compensation described above, the Company provided stock appreciation rights to its executive officers and recorded stock compensation expenses amounted to ￦436 million and reversal of stock compensation expenses amounted to ￦4,223 million for the years ended December 31, 2012 and 2011, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

35. Commitments and Contingencies

(a)	Contingent liabilities

Contingent liabilities may develop in a way not initially expected. Therefore, management continuously assesses contingent liabilities to determine whether an outflow of resources embodying economic benefits has become probable. If it becomes probable that an outflow of future economic benefits will be required for an item previously dealt with as a contingent liability, a provision is recognized in the financial statements of the period in which the change in probability occurs (except in the extremely rare circumstances where no reliable estimate can be made).

Management makes estimates and assumptions that affect disclosures of commitments and contingencies. All estimates and assumptions are based on the evaluation of current circumstances and appraisals with the supports of internal specialists or external consultants.

Management regularly analyzes current information about these matters and provides provisions for probable contingent losses including the estimate of legal expense to resolve the matters. Internal and external lawyers are used for these assessments. In making the decision regarding the need for provisions, management considers the degree of probability of an unfavorable outcome and the ability to make a sufficiently reliable estimate of the amount of loss.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(b)	Details of guarantees

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[The Company]
POSCO	Guangdong Pohang Car Steel Co., Ltd.	SMBC and others	USD	122,600,000	131,317
	POSCO Investment Co., Ltd.	BOC and others	CNY	350,000,000	60,158
		HSBC	MYR	240,000,000	83,952
		HSBC and others	USD	350,000,000	374,885
	POSCO Maharashtra Steel Pvt. Ltd.	Export-Import Bank of Korea and others	USD	566,000,000	606,243
	POSCO VST Co., Ltd.	ANZ(Tapei) and others	USD	65,000,000	69,622
	POSCO-Mexico Co., Ltd.	HSBC and others	USD	244,725,000	262,125
	POSCO-Vietnam Co., Ltd.	Export-Import Bank of Korea and others	USD	200,000,000	214,220
	Zeus (Cayman) Ltd.	Creditor	JPY	38,798,173,522	484,007
	Zhangjiagang Pohang Stainless Steel Co., Ltd	MIZUHO and others	USD	160,000,000	171,376
	POSCO ASSAN TST Steel Industry	SMBC and others	USD	188,392,500	201,787
	POSCO Electrical Steel India Private Limited	ING and others	USD	84,000,000	89,972
	PT. KRAKATAU POSCO	Export-Import Bank of Korea and others	USD	1,210,300,000	1,296,352
Daewoo International Corporation	PT. Bio Inti Agrindo	Export-Import Bank of Korea	USD	19,000,000	20,351
	Daewoo International America Corp.	Shinhan Bank	USD	500,000	536
	Daewoo International Australia Holdings Pty. Ltd.	Korea Exchange Bank	USD	12,000,000	12,853
	Daewoo Paper Manufacturing Co., Ltd.	HSBC	USD	12,500,000	13,389
	Daewoo Textile Bukhara LLC	Export-Import Bank of Korea	USD	24,950,000	26,724
	Daewoo International MEXICO S.A. de C.V.	SMBC	USD	25,000,000	26,778
	POSCO ASSAN TST STEEL Industry	ING and others	USD	20,932,500	22,421
	Brazil Sao Paulo Steel Processing Center Co., Ltd.	SMBC	USD	20,000,000	21,422
	Daewoo International Deutschland GmbH	Shinhan Bank	EUR	15,000,000	21,244
POSCO E&C Co., Ltd.	HONG KONG POSCO E&C (CHINA) Investment Co., Ltd.	Woori Bank	USD	30,000,000	32,133
	International Business Center Corporation	Export-Import Bank of Korea and others	USD	20,000,000	21,422
	POSCO E&C Vietnam Co., Ltd.	ANZ	USD	10,000,000	10,711
		Kookmin Bank (Hong Kong)	USD	5,000,000	5,356
		Export-Import Bank of Korea and others	USD	16,500,000	17,673
	SANTOS CMI S.A	CITI Ecuador	USD	3,000,000	3,213
		KEB Panama	USD	25,000,000	26,778
POSCO P&S Co., Ltd.	POSCO Canada Pty., Ltd.	Hana Bank	USD	12,484,500	13,372
POSCO ICT Co., Ltd.	POSCO ICT Indonesia	POSCO Investment Co., Ltd.	USD	1,500,000	1,607
	VECTUS Ltd.	POSCO Investment Co., Ltd.	USD	4,000,000	4,284
	POSCO ICT BRASIL PARTICIPACOES LTDA	Korea Exchange Bank	BRL	8,875,000	4,652
POSCO Energy Co., Ltd.	TECHREN Solar, LLC	Woori Bank	USD	30,000,000	32,133
POSCO Engineering Co., Ltd.	PT DEC INDONESIA	Korea Exchange Bank	USD	6,818,876	7,304
		Korea Exchange Bank	IDR	41,707,614,097	4,634
		Woori Bank	IDR	32,128,484,002	3,569
POSCO JAPAN Co., Ltd.	POSCO-JEPC Co., Ltd.	Mizuho Bank and others	JPY	3,008,564,339	37,532
	POSCO-JKPC Co., Ltd.	Higo bank and others	JPY	1,436,800,000	17,924
	POSCO-JOPC Co., Ltd.	Kiyo bank and others	JPY	1,187,500,000	14,814
	Xenesys Inc.	Aozora Bank	JPY	85,000,000	1,060
Daewoo Textile Fergana LLC	Daewoo Textile Bukhara LLC	NBU	USD	3,286,250	3,520
POSCO E&C (CHINA) Co., Ltd.	HONG KONG POSCO E&C (China) Investment Co., Ltd.	Woori Bank (Beijing)	USD	33,000,000	35,346
International Business	POSCO E&C Co., Ltd.	Export-Import Bank of	USD	20,000,000	21,422
Center Corporation		Korea and others

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(in millions of Won)
Guarantors	Guarantee beneficiary	Financial institution	Foreign currency		Won equivalent
[Associates]
POSCO	BX STEEL POSCO Cold Rolled	BOC and others	CNY	119,600,000	20,557
	Sheet Co., Ltd.		USD	21,980,000	23,543
	United Spiral Pipe, LLC	Shinhan Bank	USD	24,500,000	26,242
	POSUK Titanium	Shinhan Bank	USD	18,000,000	19,280
Daewoo International Corporation	DMSA, AMSA	Export-Import Bank of Korea and others	USD	165,133,333	176,874
	GLOBAL KOMSCO Daewoo LLC	Export-Import Bank of Korea and others	USD	5,950,000	6,373
POSCO E&C Co., Ltd.	Taegisan Wind Power Corporation	NH Bank and others	KRW	7,500	7,500
	PSIB Co., Ltd.	Hana Bank	KRW	356,600	356,600
	THE GALE INVESTMENTS COMPANY, L.L.C. and others	Woori Bank	USD	50,000,000	53,555
	Pohang Techno Valley PFV Corporation	Shinhan Bank and others	KRW	135,660	135,660
POSCO P&S Co., Ltd.	Sebang Steel Co., Ltd.	Fukuoka Bank	JPY	245,000,000	3,056
POSCO ICT Co., Ltd.	Uitrans LRT Co., Ltd.	Construction Guarantee Cooperative	KRW	64,638	64,638
	CHUNGJU ENTERPRISE CITY DEVELOPMENT Co., Ltd.	NH Bank	KRW	2,530	2,530
POSCO Engineering Co., Ltd.	Daewoo Engineering (THAILAND) Co., Ltd. and others	Citibank Korea Inc.	USD	19,300,000	20,672
	PT Wampu Electric Power	PT Bank Woori Indonesia	USD	344,848	369
		Export-Import Bank of Korea and SMBC	USD	59,357,000	63,577
Daewoo (China) Co., Ltd.	Shanghai Lansheng Daewoo Corporation	China Construction Bank	CNY	100,000,000	17,188
POSCO CHEMTECH Co., Ltd.	PT.INDONESIA POS CHEMTECH CHOSUN REF	Korea Exchange Bank	USD	6,000,000	6,427
[Others]
Daewoo International Corporation	Ambatovy Project Investments Limited	Export-Import Bank of Korea and others	USD	50,408,289	53,992
	Sherritt International Corporation	Export-Import Bank of Korea and others	USD	6,207,696	6,649
POSCO E&C Co., Ltd.	ALD PFV and others	Korea Exchange Bank and others	KRW	1,105,589	1,105,589
POSCO Plant Engineering Co., Ltd.	Gyeongpo wind power generation and others	KB Bank and others	KRW	229,213	229,213
	GS CALTEX HOU and others	Korea Exchange Bank and others	USD	9,787,628	10,484
POSCO ICT Co., Ltd.	BTL business and others	Kyobo Life Insurance Co., Ltd. and others	KRW	1,781,581	1,781,581
	SMS Energy and others	Hana Bank	KRW	207,110	207,110
POSCO M-TECH Co., Ltd.	PYUNGSAN SI Co., Ltd.	Seoul Guarantee Insurance Co., Ltd.	KRW	326	326
Posco Engineering Co., Ltd	Kwanma Solar Co., Ltd. and others	Hana Bank and others	KRW	60,476	60,476
	Hyundai ENG Co., Ltd.	Engineering Financial Cooperative	KRW	147,663	147,663
POSCALCIUM Company, Ltd	Pohang city	Seoul Guarantee Insurance Co., Ltd.	KRW	49	49

			CNY	569,600,000	97,903
			EUR	15,000,000	21,244
			BRL	8,875,000	4,652
			IDR	73,836,098,099	8,203
			JPY	44,761,037,861	558,393
			KRW	4,098,935	4,098,935
			MYR	240,000,000	83,952
			USD	3,983,458,420	4,266,684

(c)	POSCO E&C Co., Ltd. has provided the completion guarantees for Samsung C&T Corporation amounting to ￦2,024,503 million while Samsung C&T Corporation and SK E&C have provided the construction guarantees or payment guarantees on customers’ borrowings on behalf of POSCO E&C Co., Ltd. amounting to ￦1,276,581 million as of December 31, 2012. POSCO E&C Co., Ltd. provides payment guarantees on borrowings of customers such as Asset Backed Commercial Paper amounted to ￦518,178 million and Project Financing loan amounted to ￦280,536 million as of December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(d)	Commitments

POSCO	POSCO entered into long-term contracts to purchase iron ore, coal, nickel and others. These contracts generally have terms of more than three years and provide for periodic price adjustments to the market price. As of December 31, 2012, 217 million tons of iron ore and 27 million tons of coal remained to be purchased under such long-term contracts.

POSCO entered into an agreement with Tangguh Liquefied Natural Gas (LNG) Consortium in Indonesia to purchase 550 thousand tons of LNG annually for 20 years commencing in August 2005. Purchase price is subject to change, following the change of the monthly standard oil price (JCC) and also price ceiling is applicable.

As of December 31, 2012, POSCO entered into commitments with Korea National Oil Corporation for long-term foreign currency borrowings, which are limited up to the amount of USD 6.86 million, USD 3.54 million and USD 4.12 million, respectively. The borrowings are related to the exploration of gas hydrates in Aral Sea, Uzbekistan, the exploration of gas hydrates in Namangan-Chust and the exploration of gas hydrates in Western Fergana- Chenavard, respectively. The repayment of the borrowings depends on the success of the projects. POSCO is not liable for the repayment of full or part of the money borrowed if the respective project fails. POSCO has agreed to pay a certain portion of its profits under certain conditions, as defined by the borrowing agreements.

POSCO E&C Co., Ltd	POSCO E&C Co., Ltd. has bank overdraft agreements of up to ￦20,000 million with Woori Bank which is included in the limit of comprehensive loan agreements and ￦3,000 million with Korea Exchange Bank. Also POSCO E&C Co., Ltd. has comprehensive loan agreements of up to ￦360,000 million and USD 308 million with Woori Bank and ￦83,000 million with Korea Exchange Bank.

POSCO ICT Co., Ltd.	As of December 31, 2012, in relation to contract enforcement, POSCO ICT Co., Ltd. was provided with ￦123,999 million and ￦48,651 million guaranties from Seoul Guarantee Insurance and Korea Software Financial Cooperative, respectively.

As of December 31, 2012, in relation to transfer of military camp based on Changwon city & land development projects, POSCO ICT Co., Ltd. provided Kyongnam Bank and other banks with ￦620,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Unicity 7th LLC.

As of December 31, 2012, in relation to Incheongimpo Highway investment projects, POSCO ICT Co., Ltd. provided Korea Development Bank and other banks with ￦175,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Incheongimpo Highway INC.

As of December 31, 2012, in relation to Busan sansung tunnel projects, POSCO ICT Co., Ltd. provided Korea Development Bank and other banks with ￦17,000 million fund support under fund support agreements between POSCO ICT Co., Ltd. and Busan Sansung Tunnel Co., Ltd.

POSCO Specialty Steel Co., Ltd.	POSCO Specialty Steel Co., Ltd. has a loan agreement, secured by trade accounts receivable, of up to ￦1,081,447 million with Woori Bank and others. POSCO Specialty Steel Co., Ltd. has used ￦133,489 million of this loan agreement.

POSCO Specialty Steel Co., Ltd. has agreements with Woori Bank and nine other banks for opening letters of credit of up to USD 313 million, and for a loan of up to ￦120,975 million. POSCO Specialty Steel Co., Ltd. has used USD 202 million, EUR 666 thousand for opening letters of credit and ￦7,043 million for Korean Won loans.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(e)	Litigation in progress

As of December 2012, the Company and certain subsidiaries are defendants in legal actions arising from the normal course of business. Details of amount claimed are as follows:

(in millions of Won, in thousand of foreign currencies)				Korean Won
Company	Legal actions	Claim amount		equivalent	Description
POSCO	2	JPY	98,600,000	1,230,035	Lawsuit on claim for damages (*1)
	14	KRW	55,182	55,182	Lawsuit on claim for damages
POSCO E&C Co., Ltd.	78	KRW	71,983	71,983	Lawsuit on claim for payment
POSCO Plant Engineering Co., Ltd.	9	KRW	2,374	2,374	Lawsuit on claim for payment
POSCO ICT Co., Ltd.	12	KRW	6,918	6,918	Lawsuit on claim for payment
POSCO A&C Co., Ltd.	1	KRW	572	572	Imposed high tax rate
POSCO M-TECH Co., Ltd.	1	KRW	76	76
POSCO America Corporation	3	USD	—	—
POSCO E&C China Co., Ltd.	1	CNY	37,000	6,360	Lawsuit on claim for payment of work complied related with the subcontractor and second subcontractor.
POSCO-Malaysia SDN. BHD.	1	MYR	5,782	2,023
POSCO Engineering Co., Ltd.	3	KRW	1,662	1,662	Lawsuit on claim for damages
Kwang Yang SPFC Co., Ltd.	1	KRW	5,693	5,693	Lawsuit on claim for payment
Daewoo International Corporation	2	EUR	5,164	7,314	Lawsuit on claim for damages (*2)
	1	INR	4,458,849	87,037
	3	USD	190,231	203,756

(*1)	Civil lawsuits with Nippon Steel & Sumitomo Metal Corporation

During the year ended December 31, 2012, Nippon Steel & Sumitomo Metal Corporation had filed civil lawsuits against POSCO and POSCO Japan Co., Ltd., a subsidiary of POSCO, relating to claims of prohibiting production and sales of grain oriented electrical steel sheets used improper acquiring trade secrets and of seeking compensation worth ￦1,230 billion in Tokyo District Court, Japan. Through first and second trials in October and December 2012, the Company submitted its answer to claim that Japan court didn’t have a jurisdiction on this lawsuit as it should be judged by Korean law and the Company developed a grain oriented electrical steel sheets by the Company’s own technologies. As of December 31, 2012, Japan court hasn’t made any judgment.

In addition, Nippon Steel & Sumitomo Metal Corporation had filed civil lawsuits against POSCO and POSCO America Co., Ltd., a subsidiary of POSCO, relating to claims of infringement of intellectual property rights related to production of grain oriented electrical steel sheets in New Jersey federal court, the United States. As of December 31, 2012, the Company is under discovery proceeding prior to the official defend.

Due to the early stage of the litigations and the inherent uncertainties, the Company is not able to reliably estimate the amount of compensation and timing, if any, that might be awarded to Nippon Steel & Sumitomo Metal Corporation. Consequently, it is not possible for the Company to make an estimate of the expected financial effect that will result from the ultimate resolution of the civil lawsuits. Therefore, the Company has not recorded any provision for those lawsuits as of December 31, 2012.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*2)	In May 2002, Industrial Development Bank of India Limited, the creditor of Daewoo Moters India Ltd. for which Daewoo Co., Ltd. provided guarantee, filed lawsuits against Daewoo Moters India Ltd., Daewoo Co., Ltd., Daewoo Engineering & Construction Co., Ltd, and Daewoo International Corporation (a subsidiary of POSCO) seeking for the disposition of assets and judgment of debt of Daewoo Moters India Ltd. in India Delhi Mumbai Court. The Company has reasonably estimated the likelihood and amount of the outcome and reflected in the provision for loss contingencies.

For all other lawsuits and claims, the Company believes that although the outcome of these matters is uncertain, the impacts of these matters are not expected to be material to the Company.

(e)	Other contingencies

Company	Description
POSCO	POSCO has provided two blank promissory notes and one blank check to Korea Resources Corporation and six blank promissory notes and three blank checks to Korea National Oil Corporation as collateral for outstanding loans.

POSCO E&C Co., Ltd.	As of December 31, 2012, POSCO E&C Co., Ltd. has provided ten blank promissory notes, sixteen blank checks and six other notes, approximately amounting to ￦61,704 million, to Korea Housing Guarantee Co., Ltd. and other financial institutions as collateral for agreements and outstanding loans.

Daewoo International Corporation	As of December 31, 2012, Daewoo International Corporation has provided forty-five blank promissory notes and thirteen blank checks to Korea National Oil Corporation as collateral for the guarantee on performance for contracts and others.

POSCO ICT Co., Ltd.	As of December 31, 2012, POSCO ICT Co., Ltd. has provided eight blank promissory notes and ten blank checks to financial institutions as collateral for the guarantee on performance for contracts and others.

POSCO Engineering Co., Ltd.	As of December 31, 2012, POSCO Engineering Co., Ltd. has provided one note to Hana Tank Terminal Co., Ltd. as collateral for the guarantee on performance for contracts and others.

POSCO-JKPC Co., Ltd.	As of December 31, 2012, POSCO-JKPC Co., Ltd. has provided two hundred-three notes as collateral for borrowings. (JPY 747,817,793, 45% of borrowings from the Kinakyushu Bank, Ltd., 30% of borrowings from Higo bank, Ltd.)

Daewoo International Japan Corp.	As of December 31, 2012, Daewoo International Japan Corp. has provided one hundred-fifteen notes receivable (JPY 563,771,819) to Resona bank Ltd. as collateral for loans from banks.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

36. Cash Flows from Operating Activities

Adjustments for operating cash flows for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Trade accounts and notes receivable	￦	87,830	(2,402,346)
Other financial assets		(392,090)	(187,607)
Inventories		1,450,431	(2,538,178)
Other current assets		(198,157)	(310,397)
Other long-term assets		(141,037)	47,929
Trade accounts payable		225,086	265,993
Other financial liabilities		357,502	260,306
Other current liabilities		583,159	384,943
Provisions		17,108	(36,511)
Payment severance benefits		(116,846)	(574,759)
Plan assets		(191,696)	252,671
Other long-term liabilities		252,068	(12,791)

	￦	1,933,358	(4,850,747)

37. Non-Cash Transactions

Significant non-cash transactions for the years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Construction-in-progress transferred to other accounts	￦	3,273,475	5,235,317
Other non-current asset transferred to investments in associates		257,878	—
Conversion of bonds to shares		315,530	76,677

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

38. Business Combinations

The Company has acquired additional shares in POSCO-Thainox Public Company Limited from its previous largest shareholder on September 23, 2011 in order to expand its footprint in the cold-rolled stainless steel sheets and coils market in Southeast Asia and to achieve its synergy effects with its existing operations in the region. The Company obtained control of POSCO-Thainox Public Company Limited. since its voting interest increased from 15.39% to 75.32%. There is no contingent consideration. The results of operations of POSCO-Thainox Public Company Limited have been consolidated from the date of acquisition. Therefore, comparability with POSCO’s consolidated financial statements for prior years is impacted accordingly the amounts of revenues and net profit of POSCO-Thainox Public Company Limited since the acquisition date included in consolidated revenues and net profit amounted to ￦92,798 million and ￦11,658 million, respectively. Goodwill recognized in this business combination is as follows:

(in millions of Won)	Amount
I. Consideration transferred
Fair value of investment held before acquisition (*1)	￦	99,382
Cash		390,474

Total		489,856

II. Non-controlling interests (*2)		121,413

Total		611,269

III. Acquired identifiable assets and liabilities
[Assets]
Cash and cash equivalents		62,080
Trade accounts and notes receivable and other financial assets		102,464
Inventories		149,901
Property, plant and equipment and intangible assets		340,487
Other assets		20,129

Total		675,061

[Liabilities]
Trade accounts and notes payable and other financial liabilities		147,382
Borrowings		11,803
Other liabilities		23,867

Total		183,052

Total acquired net assets		492,009

IV. Goodwill recognized	￦	119,260

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(*1)	Upon acquisition of the business, a ￦57,080 million re-measurement gain on the Company’s existing investment in the acquiree prior to acquisition date (acquisition cost: ￦42,302 million) was recognized as finance income. The fair value of this existing investment was determined using quoted market price of the shares on acquisition date.
(*2)	The non-controlling interests at the acquisition date were measured using their proportionate share in the recognized amounts of POSCO-Thainox Public Company Limited’s identifiable net assets

After obtaining control, Company acquired additional 19.61% of shares amounting to ￦126,927 million through tender offer. In results, the percentage of shares increased from 75.32% to 94.93% as of December 31, 2011. Carrying value of POSCO-Thainox Public Company’s net assets is ￦667,571 million. Regarding this transaction, non-controlling interests decreased by ￦95,885 million and related differential amounts amounting to ￦31,043 million was deducted from consolidated capital surplus since it is equity transaction between consolidated entities.

Pro-forma Information

The following summarized pro forma consolidated statement of comprehensive income information assumes that the POSCO-Thainox Public Company Limited acquisition occurred as of January 1, 2011. The pro forma results reflect certain adjustments related to the acquisition, such as increased depreciation and amortization expense on assets acquired from POSCO-Thainox Public Company Limited resulting from the fair valuation of assets acquired in place on acquisition date, September 23, 2011. The pro forma results do not include any anticipated cost synergies or other effects of the planned integration of POSCO-Thainox Public Company Limited.

If the Company had acquired POSCO-Thainox Public Company Limited as of January 1, 2011, pro-forma consolidated revenues and pro-forma consolidated net profit for the year ended December 31, 2011 would have been ￦69,243,204 million and ￦3,726,225 million, respectively.

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

39. Operating Segments

(a)	Our operating businesses are organized based on the nature of markets and customers. We have four reportable operating segments— steel, construction, trading and others. The steel segment includes production of steel products and revenue of such products. The engineering and construction segment includes planning, designing and construction of industrial plants, civil engineering projects and commercial and residential buildings, both in Korea and overseas. The trading segment consists of exporting and importing a wide range of steel products and raw materials that are both obtained from and supplied to POSCO, as well as between other suppliers and purchasers in Korea and overseas. Other segments include power generation, liquefied natural gas production, network and system integration and logistics.

(b)	Segment profit and loss is determined the same way that consolidated net after tax profit for the period is determined under IFRS without any adjustment for corporate allocations. The accounting policies used by each segment are consistent with the accounting policies used in the preparation of the consolidated financial statements. Segment assets and liabilities are measured based on total assets and liabilities in accordance with IFRS without any adjustment for corporate allocations. Also, segment assets and liabilities are based on the separate financial statements of the entities instead of on consolidated basis. In addition, there are varying levels of transactions amongst the reportable segments. These transactions include sales of property, plant and assets, and rendering of construction service and so on. Inter-segment transactions are accounted for on an arm’s length basis.

(c)	Information about reportable segments for the year ended December 31, 2012 and 2011 are as follows:

1) For the year ended December 31, 2012

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	35,258,970	18,945,642	4,675,596	4,723,943	63,604,151
Internal revenues		17,609,789	7,467,872	5,050,287	2,857,139	32,985,087
Total revenues		52,868,759	26,413,514	9,725,883	7,581,082	96,589,238
Interest income		176,229	50,907	43,815	21,811	292,762
Interest expenses		(553,508)	(174,607)	(48,975)	(116,499)	(893,589)
Depreciation and amortization		(2,334,357)	(35,788)	(35,323)	(218,515)	(2,623,983)
Impairment loss of property, plant and equipment and others		(46,951)	(30,073)	(7,734)	(16,257)	(101,015)
Impairment loss of available-for-sale financial assets		(201,850)	(254)	(1,713)	(20,354)	(224,171)
Share of profit or loss of investment in associates		(39,806)	(5,579)	(27)	(2,764)	(48,176)
Income tax expense		(658,307)	(184,318)	(135,469)	(77,139)	(1,055,233)
Segments profit		2,245,977	325,197	345,295	301,670	3,218,139
Segments assets		69,920,261	10,904,747	10,775,895	7,723,374	99,324,277
Investment in associates		15,802,052	1,043,018	1,130,216	435,980	18,411,266
Acquisition of non-current assets		7,629,767	395,081	167,818	781,087	8,973,753

Segments liabilities	￦	23,105,008	7,865,399	7,008,996	4,836,641	42,816,044

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

2) For the year ended December 31, 2011

(in millions of Won)	Steel		Trading	Construction	Others	Total
External revenues	￦	39,151,930	21,097,356	5,476,209	3,213,230	68,938,725
Internal revenues		17,138,610	7,525,555	2,996,933	2,446,417	30,107,515
Total revenues		56,290,540	28,622,911	8,473,142	5,659,647	99,046,240
Interest income		154,671	43,842	22,744	22,025	243,282
Interest expenses		(551,478)	(93,532)	(69,050)	(110,615)	(824,675)
Depreciation and amortization		(2,128,182)	(37,320)	(31,238)	(178,429)	(2,375,169)
Impairment loss of property, plant and equipment and others		(25,177)	(34,544)	(23,397)	(995)	(84,113)
Impairment loss of available-for-sale financial assets		(136,638)	—	—	(16,166)	(152,804)
Share of profit or loss of investment in associates		(33,361)	—	—	(6,888)	(40,249)
Income tax expense		(1,111,709)	(35,322)	(22,536)	(16,454)	(1,186,021)
Segments profit		3,689,461	195,298	154,618	155,277	4,194,654
Segments assets		67,961,383	12,120,560	8,764,698	6,663,297	95,509,938
Investment in associates		14,226,687	1,899,762	918,079	186,490	17,231,018
Acquisition of non-current assets		9,385,381	607,076	207,619	594,514	10,794,590

Segments liabilities	￦	23,169,910	9,706,622	5,554,097	4,528,283	42,958,912

(d)	Reconciliations of total segment revenues, profit or loss, assets and liabilities, and other significant items to their respective consolidated financial statement line items are as follows:

1) Revenues

(in millions of Won)	2012		2011
Total revenue for reportable segments	￦	96,589,238	99,046,240
Elimination of inter-segment revenue		(32,985,087)	(30,107,515)

	￦	63,604,151	68,938,725

2) Profit

(in millions of Won)	2012		2011
Total profit for reportable segments	￦	3,218,139	4,194,654
Goodwill and PP&E FV adjustments		(58,486)	(39,489)
Elimination of inter-segment profits		(774,047)	(440,879)
Income tax expense		982,880	1,068,109

Profit before income tax expense	￦	3,368,486	4,782,395

3) Assets

(in millions of Won)	2012		2011
Total assets for reportable segments	￦	99,324,277	95,509,938
Equity-accounted investees		(15,365,984)	(13,393,184)
Goodwill and PP&E FV adjustments		3,657,016	4,357,046
Elimination of inter-segment assets		(8,349,458)	(8,064,962)

	￦	79,265,851	78,408,838

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

4) Liability

(in millions of Won)	2012		2011
Total liabilities for reportable segments	￦	42,816,044	42,958,912
Goodwill and PP&E FV adjustments		330,791	341,852
Elimination of inter-segment liabilities		(6,310,403)	(5,621,847)

	￦	36,836,432	37,678,917

5) Other significant items

a)	December 31, 2012

(in millions of Won)	Total Segment		Goodwill and PP&EFV adjustments	Elimination of inter-segment	Consolidated
Interest income	￦	292,762	—	(13,955)	278,807
Interest expenses		(893,589)	1,372	20,760	(871,457)
Depreciation and amortization		(2,623,983)	(77,496)	137,719	(2,563,760)
Share of profit or loss of investment in associates		(48,176)	—	25,474	(22,702)
Income tax expense		(1,055,233)	15,150	57,203	(982,880)
Impairment loss of property, plant and equipment and others		(101,015)	(258,451)	24,070	(335,396)
Impairment loss of available-for-sale financial assets		(224,171)	—	—	(224,171)

	￦	(4,653,405)	(319,425)	251,271	(4,721,559)

b)	December 31, 2011

(in millions of Won)	Total segment		Goodwill and PP&EFV adjustments	Elimination of inter-segment	Consolidated
Interest income	￦	243,282	—	(27,048)	216,234
Interest expenses		(824,675)	6,312	30,015	(788,348)
Depreciation and amortization		(2,375,169)	(63,690)	172,560	(2,266,299)
Share of profit or loss of investment in associates		(40,249)	—	90,818	50,569
Income tax expense		(1,186,021)	12,194	105,718	(1,068,109)
Impairment loss of property, plant and equipment and others		(84,113)	—	(14,958)	(99,071)
Impairment loss of available-for-sale financial assets		(152,804)	—	—	(152,804)

	￦	(4,419,749)	(45,184)	357,105	(4,107,828)

POSCO and Subsidiaries

Notes to the Consolidated Financial Statements, Continued

As of December 31, 2012

(e)	Revenue by geographic area for years ended December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Domestic	￦	47,692,025	53,986,926
Japan		2,380,651	2,386,578
China		6,022,875	6,070,588
Asia		3,157,469	2,645,428
North America		1,792,706	1,281,906
Others		2,558,425	2,567,299

Total	￦	63,604,151	68,938,725

In presenting information on the basis of geography, segment revenue is based on the geographical location of customers.

(f)	Non-current assets by geographic area as of December 31, 2012 and 2011 are as follows:

(in millions of Won)	2012		2011
Domestic	￦	31,213,290	29,386,052
Japan		256,532	320,009
China		1,745,076	1,474,983
Asia		3,162,715	1,752,302
North America		125,206	110,702
Others		1,957,112	1,181,597

Total	￦	38,459,931	34,225,645

Non-current assets by geographic area include investment property, property, plant and equipment, goodwill and other intangible assets.

(g)	There are no customers whose revenue is 10% or more of total consolidated revenues.

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